Prospectus

Filed Pursuant to Rule 424(b)(4)

Registration Number 333-114116

6,000,000 Shares

Novatel Wireless, Inc.

Common Stock

Novatel Wireless, Inc. is offering 4,250,000 shares of common stock and the selling stockholders named in this prospectus are offering 1,750,000 shares of common stock. We will not receive any proceeds from the sale of the shares by the selling stockholders.

Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “NVTL” but has been approved for quotation on the Nasdaq National Market, commencing prior to the closing of this offering. The last reported sale price of our common stock on the Nasdaq SmallCap Market on April 28, 2004 was $16.27 per share.

Investing in our common stock involves a high degree of risk. See “ Risk Factors” beginning on page 6 of this prospectus for information you should consider before buying these securities.

	Per Share	Total

Public offering price	$15.5000	$93,000,000

Discounts and commissions to underwriters	$0.8138	$4,882,800

Offering proceeds to Novatel Wireless, Inc., before expenses	$14.6862	$62,416,350

Offering proceeds to the selling stockholders, before expenses	$14.6862	$25,700,850

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

We and the selling stockholders have granted the underwriters an option to purchase up to 900,000 additional shares to cover any over-allotments. The underwriters can exercise this option at any time within 30 days after the offering. The underwriters expect to deliver the shares of common stock to investors on or about May 4, 2004.

Joint Book-Running Managers

Banc of America Securities LLC	JPMorgan

SG Cowen & Co.

Thomas Weisel Partners LLC

ThinkEquity Partners LLC

The date of this prospectus is April 28, 2004.

Wireless Broadband Access Solutions

MERLIN
UMTS

MERLIN

Merlin™ Wireless PC Card Modems

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Freedom Box™ Wireless Ruggedized Modems

Expedite™ Wireless Embedded Modems

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MobiLink™
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MobiLink™ Communications Software Suite

NOVATEL WIRELESS

Products not to scale

You should rely only on the information contained or incorporated by reference in this prospectus. None of us, the selling stockholders or the underwriters have authorized anyone to provide you with information different from the information contained or incorporated by reference in this prospectus. Neither we nor the selling stockholders are making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

SUMMARY

The following information supplements, and should be read together with, the information contained or incorporated by reference in other parts of this prospectus. This summary highlights selected information contained elsewhere in this prospectus and the documents incorporated by reference to help you understand our business. Because the following is only a summary, it does not contain all of the information that may be important to you or that you should consider before investing in our common stock. You should carefully read this prospectus and the information incorporated by reference herein before deciding whether to invest in our common stock. You should pay special attention to the “Risk Factors” beginning on page 6 to determine whether an investment in our common stock is appropriate for you.

Novatel Wireless, Inc.

We are a provider of wireless broadband access solutions for the worldwide mobile communications market. Our broad range of products includes wireless data modems and software for laptop PCs, embedded wireless modules for original equipment manufacturers, or OEMs, and ruggedized wireless data modems for public safety and telemetry applications. Through the integration of our hardware and software, our products are designed to operate on a majority of global wireless networks and provide mobile subscribers with secure and convenient access to data including corporate, public and personal information through the Internet and enterprise networks. We also offer software engineering and design services to our customers to facilitate the use of our products.

Our end-customers include wireless operators such as AT&T Wireless, China Mobile, mmO2, Sprint PCS, Telecom Italia Mobile, Telefonica and T-Mobile. Our products are also sold domestically and internationally to OEMs such as Dell and Hewlett-Packard, value added resellers, or VARs, such as Beida Jade Bird Group and distributors such as Hugh Symons. In addition, we have strategic technology, development and marketing relationships with leading companies such as Sprint PCS, Verizon Wireless, Lucent Technologies and IBM, each of which is also a customer of ours.

Industry Background

The wireless communications market has experienced rapid growth as wireless communications products and services have become widely available and increasingly affordable. While wireless networks have traditionally been used to support voice communications, the industry is currently experiencing an increased demand to support wireless access to data. As a result, solutions for wireless access to data such as Wireless Wide Area Networking (WWAN), Wireless Local Area Networking (WLAN, 802.11x, or Wi-Fi) and Bluetooth have become more common. While Bluetooth and WLAN technologies are designed to operate in low mobility or stationary environments, WWAN has the ability to offer broader coverage, increased mobility and roaming capabilities.

IDC, an industry research firm, reported in September 2003 that WWAN infrastructure spending was $38.4 billion in 2002. We anticipate that future growth in the WWAN market will be driven by several factors, including:

•	Increased mobility of the modern workforce;
•	Upgrades in wireless infrastructure; and
•	Increased availability and sophistication of mobile computing devices.

WWAN services are provided over wireless communication networks, which operate using several different and evolving transmission standards and radio band frequencies. First generation, or 1G, analog technology is expected to be phased-out over the next five years. Second generation, or 2G, wireless technologies include, among others, Code Division Multiple Access (CDMA) and Global System for Mobile Communications (GSM). Second generation technologies have been supplemented with 2.5G packet-switched data standards, such as General Packet Radio Service (GPRS) and CDMA 1xRTT, which have extended the life of 2G services by adding more efficient wireless data capabilities.

The wireless communications industry has developed specifications for third generation, or 3G, standards to accommodate increased data transmission and to allow for faster transmission speeds. 3G standards include Universal Mobile Telecommunications Systems (UMTS), CDMA 1xEV-DO and CDMA 1xEV-DV. UMTS is the 3G standard designed to be employed by GSM operators while CDMA 1xEV-DO and CDMA 1xEV-DV are the 3G standards designed to be employed by CDMA operators.

IDC forecasts 3G infrastructure spending to grow at a 41.4% compound annual growth rate from $4.0 billion in 2003 to $16.0 billion in 2007. We believe this significant growth will be driven by demand from wireless operators for:

•	Enhanced spectrum efficiencies;
•	Increased average revenue per user;
•	Reduced subscriber turnover;
•	Increased network capacity;
•	Lower operating costs; and
•	Expanded revenue opportunities.

Our Products

Our wide range of wireless broadband access solutions includes products designed to operate across 2.5G wireless networks, including GPRS and CDMA 1xRTT, and 3G networks, including UMTS and CDMA 1xEV-DO (currently in development). Our current product portfolio includes the following:

•	The Merlin line of wireless PC card modems, designed to provide mobile subscribers with secure and convenient high-speed wireless access to data in laptop PCs and other products employing standard PCMCIA interfaces;

•	The Expedite line of embedded wireless modules for OEMs, designed for integration into equipment and devices for a variety of vertical markets such as inventory monitoring, automated banking, vending machines, vehicle tracking, security, point of sale and other applications;

•	The Freedom Box family of ruggedized wireless data modems, designed to operate in harsh conditions and allow for remote telemetry applications, such as utilities monitoring, traffic measurement and control, and public safety applications; and

•	The MobiLink mobile communications software suite, designed to enable users to gain quick and simple access to advanced connectivity features such as SMS, multimedia messaging and virtual private networking.

Our Strategy

Our objective is to be the leading provider of wireless broadband access solutions for the worldwide mobile communications market. The key elements of our strategy are to:

•	Commercialize our 3G products worldwide;
•	Leverage strategic relationships with wireless industry leaders;
•	Capitalize on our direct relationships with wireless operators;
•	Continue to target key vertical market opportunities and penetrate new markets; and
•	Increase the value of our products by adding new features and functionality.

Recent Developments

On April 12, 2004, we issued a press release announcing that we expected our revenue for the quarter ended March 31, 2004 to be approximately $14.8 to $15.1 million. The higher than previously expected revenue guidance was driven by strong orders for our UMTS products in Europe and solid demand for our CDMA products in the United States. In addition, with respect to such quarter, we announced that we expected to report gross margins in excess of 28.0% and, despite an expected increase in research and development spending in absolute dollars in connection with the development and launch of our 3G products, we expected to report solid increases to our operating income as well as positive net income. We also announced that we expected revenue for the quarter ending June 30, 2004 would be between $17.0 and $18.0 million, with expected steady improvements to our gross margins in future periods up to approximately 30.0%.

For information concerning risks and uncertainties that could cause our financial results to differ from those described in the preceding forward-looking statements, see “Risk Factors” beginning on page 6.

Corporate Information

We were incorporated in the State of Delaware in April 1996. Our principal executive offices are located at 9255 Towne Centre Drive, Suite 225, San Diego, California 92121. Our telephone number is (858) 320-8800. Our website is www.novatelwireless.com. Information contained on our website or that can be accessed through our website does not constitute a part of this prospectus. Unless the context requires otherwise, whenever we refer to “Novatel,” the “Company,” “we,” “our” or “us” in this prospectus, we mean Novatel Wireless, Inc., a Delaware corporation, and its wholly-owned subsidiaries. When we refer to “you” or “yours,” we mean the purchasers of our common stock in the offering.

The Novatel Wireless logo, “Merlin,” “MobiLink,” “Freedom Box” and “Expedite” are U.S. trademarks of Novatel Wireless, Inc. Other trademarks, trade names or service marks used in this prospectus are the property of their respective owners.

As indicated in this prospectus, we have included market data and industry forecasts that were obtained from industry publications.

The Offering

Common stock offered by us	4,250,000 shares.

Common stock offered by the selling stockholders	1,750,000 shares.

Common stock to be outstanding after this offering	27,708,543 shares.

Use of proceeds

We estimate that the net proceeds to us from this offering will be approximately $61.5 million. We intend to use the net proceeds of this offering for working capital and for other general corporate purposes, including research and development and potential acquisitions. We will not receive any of the proceeds from the sale of shares of common stock by the selling stockholders. See “Use of Proceeds” beginning on page 19.

Risk factors

See “Risk Factors” beginning on page 6 and other information included in this prospectus for a discussion of factors that you should carefully consider before deciding to invest in shares of our common stock.

Nasdaq SmallCap Market symbol	NVTL. Our common stock has been approved for quotation on the Nasdaq National Market, under the same symbol, commencing prior to the closing of this offering.

Unless otherwise stated, all information contained in this prospectus assumes that the underwriters do not exercise their over-allotment option to purchase from us and the selling stockholders up to 900,000 additional shares of common stock. Assuming the over-allotment option is exercised in full, 309,975 shares will be sold by us and 590,025 shares will be sold by the selling stockholders. All currency amounts in this prospectus are stated in U.S. dollars.

The number of shares of our common stock to be outstanding after this offering in the summary above is based on 16,685,583 shares outstanding as of April 27, 2004 and assumes the conversion of all of the shares of our Series B preferred stock outstanding as of April 27, 2004 into 6,772,960 shares of our common stock. The post-offering share figure does not include, as of that date:

•	3,216,126 shares of our common stock reserved for issuance upon exercise of outstanding stock options granted under our stock incentive plans at a weighted average exercise price of $6.93 per share;
•	1,659,800 shares of our common stock reserved for issuance pursuant to future grants under our 2000 stock incentive plan, 850,000 of which have been identified for specific future grants subject to the qualification of such grants under applicable state securities laws;
•	101,117 shares of our common stock reserved for future issuance under our 2000 employee stock purchase plan; and
•	930,788 shares of our common stock reserved for issuance upon exercise of outstanding warrants to purchase our common stock, with a weighted average exercise price of $15.79 per share.

The holders of all of our outstanding shares of Series B preferred stock have notified us in writing of their intention to convert all such shares of Series B preferred stock, including all declared and unpaid dividends thereon, into shares of our common stock, subject to, and effective upon, the timely completion of this offering on the terms described herein.

Summary Consolidated Financial Data

The tables below present a summary of our consolidated financial data. The summary consolidated statement of operations data for the years ended December 31, 2001, 2002 and 2003 and the consolidated balance sheet data as of December 31, 2003 are derived from our audited consolidated financial statements. This information is only a summary and should be read in conjunction with our consolidated financial statements and the related notes and the information included under “Selected Consolidated Financial Data” and with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” which are included elsewhere in this prospectus as well as with our historical financial statements and related notes contained in this prospectus and in our annual reports, quarterly reports and recent current reports on file with the SEC and incorporated by reference in this prospectus. The historical financial information may not be indicative of our future performance.

	Year Ended December 31,
	2001	2002	2003
			(As restated)
	($ in thousands, except share and per share data)
Consolidated Statement of Operations Data:
Revenue	$43,643	$28,872	$33,815
Cost of revenue	77,439	26,894	27,891

Gross margin (loss)	(33,796)	1,978	5,924

Operating expenses:
Research and development	20,836	13,416	5,987
Sales and marketing	12,262	4,640	2,558
General and administrative	7,837	5,717	3,647
Restructuring and impairment charges	7,050	2,650	828
Amortization of deferred stock compensation	10,360	3,556	738

Total operating expenses	58,345	29,979	13,758

Loss from operations	(92,141)	(28,001)	(7,834)
Other income (expense) net	1,264	(317)	(3,804)

Net loss	$(90,877)	$(28,318)	$(11,638)

Net loss applicable to common stockholders	$(91,038)	$(53,481)	$(16,717)

Net loss per common share:
Basic and diluted	$(25.11)	$(10.47)	$(2.14)

Weighted average shares outstanding	3,626,258	5,106,681	7,817,539

	December 31, 2003
	($ in thousands)
	Actual	Pro Forma (1) (Unaudited)	Pro Forma As Adjusted (2) (Unaudited)
	(As restated)
Consolidated Balance Sheet Data:
Cash, cash equivalents and restricted cash	$4,577	$12,108	$73,600
Working capital	2,258	9,789	71,281
Total assets	24,421	31,952	93,444
Long-term obligations, net of current portion	—	—	—
Stockholders’ equity	8,990	16,521	78,013

(1)	The pro forma consolidated balance sheet data gives effect to the sale by us in January 2004 of 1,142,855 shares of our common stock and warrants to acquire 228,565 shares of our common stock, resulting in net proceeds to us of approximately $7,531,000, as if such transaction had occurred on December 31, 2003. We believe that this presentation provides useful information regarding the impact of the January 2004 financing on our balance sheet.
(2)	The pro forma as adjusted consolidated balance sheet data gives effect to (i) the pro forma adjustment note above and (ii) the net proceeds of the sale by us of 4,250,000 shares of our common stock in this offering and the sale by the selling stockholders of 1,750,000 shares of common stock (which does not impact our capitalization), after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, as if such transaction had occurred on December 31, 2003.

RISK FACTORS

An investment in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the discussion under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Factors Which May Influence Future Results of Operations” in this prospectus before making an investment decision. If any of the following risks actually occurs, our business, financial condition, results of operations and liquidity could be materially adversely affected. This may cause the trading price of our common stock to decline after this offering commences, and you could lose part or all of the money you paid to purchase our common stock.

Risks Related to Our Business

We have incurred significant operating losses and net losses since our inception. If we are unable to increase our revenue and gross margins, we may continue to incur significant operating losses and net losses.

We have incurred significant operating losses and net losses in each annual and quarterly period since our inception. We incurred net losses applicable to common shareholders of $16.7 million for 2003, $53.5 million for 2002 and $91.0 million for 2001. As of December 31, 2003, we had an accumulated deficit of $247.1 million. If we are unable to increase our revenue and gross margins sufficiently to offset our expenses, we will not achieve profitability and our operating losses and net losses will continue.

Our failure to predict and comply with evolving industry standards, including 3G standards, could hurt our ability to introduce and sell new products.

In our industry, it is critical to our success that we accurately anticipate evolving wireless standards and that our products comply with such standards. We are currently focused on manufacturing and engineering products that comply with 3G wireless standards. Any failure of our products to comply with 3G or future standards could delay their introduction and require costly and time-consuming engineering changes. Additionally, if wireless operators or subscribers fail to adopt the standards to which we engineer our products, then sales of our new products could be materially harmed.

If we fail to develop and introduce new products successfully, we may lose key customers or product orders and may not be able to compete effectively.

The development of new products requires technological innovation and can be difficult, lengthy and costly. In addition, wireless operators require that wireless data systems deployed on their networks comply with their own standards, which may differ from the standards of other operators. If we fail to complete the development of products on time and within budgeted amounts, we will be unable to introduce new products into the market on a timely basis, if at all. In addition, as we introduce new versions of our existing products or new products altogether, our current customers may not require the technological innovations of these products and may not purchase them.

Further, as part of our strategy, we enter into contracts with customers pursuant to which we develop products for later sale to the customer. Our ability to generate future revenue under these contracts depends upon our ability to develop products in a cost effective manner that meet defined specifications and are suitable for manufacturing. Risks associated with these contracts include the following:

•	We have priced these contracts based on our estimated production costs. If our actual production costs are higher than our estimated costs, our gross margins on the corresponding contracts will decrease.

•	If we are unable to commit the necessary resources or are otherwise unable to successfully develop products as required by the terms of these contracts, our customers may cancel the related contracts, we may not be entitled to recover any costs that we incurred for research and development, sales and marketing, production and otherwise, and we may be subject to additional costs such as contractual penalties.

•	If we fail to deliver in a timely manner a product that is suitable for manufacture or if a customer determines that a product we delivered does not meet the agreed-upon specifications, we may have to reduce the price we can charge for our product, or we may be required to pay damages to the customer.

If we are unable to successfully manage these risks or meet required deadlines in connection with one or more of our key contracts, we may lose key customers or orders and our business could be harmed.

The wireless communications market is highly competitive, and we may be unable to compete effectively.

The markets for wireless data access products are highly competitive, and we expect competition to increase. Many of our current and potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They also may devote greater resources than we do to the development, promotion and sale of their respective products.

Many of our current or potential competitors have more extensive customer bases and broader customer relationships and industry relationships that they can leverage to establish relationships with many of our current and potential customers. These competitors also have more established customer support and professional services organizations. In addition, these companies may adopt aggressive pricing policies or offer more attractive terms to customers, may bundle their competitive products with broader product offerings and may introduce new products and enhancements. Current and potential competitors may establish cooperative relationships among themselves or with third parties to enhance their products. As a result, it is possible that new competitors may emerge and rapidly acquire significant market share.

Our wireless communications products compete with a variety of devices, including wireless modems, wireless handsets, wireless handheld computing devices and other wireless devices. Our current and potential competitors include:

•	Wireless data modem providers, such as Option International, Sierra Wireless, Sony-Ericsson and Wavecom;
•	Wireless device manufacturers, such as palmOne and Research in Motion; and
•	Wireless handset manufacturers, such as Motorola, Nokia, Samsung and Sony-Ericsson.

We expect our competitors to continue to improve the performance of their existing products and to introduce new products, services and technologies. For instance, new models of laptop PCs and handheld computing devices could include internal wireless modems installed by the manufacturer which would reduce the need for consumers to purchase our aftermarket wireless modem products. Successful new product introductions or enhancements by our competitors could reduce our sales and the market acceptance of our products, cause intense price competition and make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing, and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to remain competitive. Increased competition could result in price reductions, fewer customer orders, reduced margins and loss of our market share. Our failure to compete successfully could seriously harm our business, financial condition and results of operations.

If we fail to develop and maintain strategic relationships, we may not be able to penetrate new markets.

A key element of our business strategy is to penetrate new markets by developing new products through strategic relationships with industry leaders in wireless communications. We are currently investing, and plan to continue to invest, significant resources to develop these relationships. We believe that our success in penetrating new markets for our products will depend, in part, on our ability to maintain these relationships and to cultivate additional or alternative relationships. We cannot assure you that we will be able to develop additional strategic relationships, that existing relationships will survive and successfully achieve their purposes or that the companies with whom we have strategic relationships will not form competing arrangements.

We depend upon a small number of our customers for a substantial portion of our revenue and we currently rely upon a few of our key customers to make contractual minimum volume purchases.

A significant portion of our revenue comes from a small number of customers. Our top ten customers for 2003 and 2002 accounted for approximately 94.7% and 84.6% of our revenue, respectively. For 2003, Sprint PCS and Lucent accounted for approximately 55.0% and 29.8% of our revenue, respectively. For 2002, Sprint PCS and @Road accounted for approximately 46.5% and 7.0% of our revenue, respectively. We expect that a small number of customers will continue to account for a substantial portion of our revenue. If there is a downturn in the business of one or more of our current customers, or if one or more of our current customers files for bankruptcy or becomes insolvent, such as occurred with respect to two of our former significant customers in 2001, our revenue may decline. Similarly, our revenue could be adversely affected if we are unable to retain the business of any of our significant customers and the loss of any single customer would likely be significant if we are unable to diversify our customer base.

Some of our key customers are currently obligated to make minimum volume purchases pursuant to contracts. Following the expiration of such obligations, those customers will not be obligated to make any purchases of our products. In addition, a majority of our customers purchase our products on a purchase order basis and not pursuant to any contractual minimum purchase obligations. As a result, our revenue will suffer if these customers decide not to purchase our products in the future.

The sale of our products depends on the demand for wireless broadband access to enterprise networks and the Internet.

The markets for wireless broadband access solutions are relatively new and rapidly evolving, both technologically and competitively, and the successful sale of related products and services depends in part on the demand for wireless access to enterprise networks and the Internet. In the past, market demand for both wireless products and wireless access to data has developed at a slower rate than we anticipated and our product sales have not generated sufficient revenue to cover our operating costs. The failure of these markets to continue to grow may adversely impact the demand for our products, and as a result, our business, financial condition and results of operations may be harmed.

The marketability of our products may suffer if wireless telecommunications operators do not deliver acceptable wireless services.

The success of our business depends on the capacity, affordability and reliability of wireless data networks provided by various wireless telecommunications operators. Currently, various wireless telecommunications operators such as Sprint PCS, either directly or jointly with us, sell our products in connection with the sale of their wireless data services to their customers. Growth in demand for wireless access to data may be limited if wireless telecommunications operators cease operations, fail to offer services which customers consider valuable, fail to maintain sufficient capacity to meet demand for wireless access to data, delay the expansion of their wireless networks and services, fail to offer and maintain reliable wireless network services or fail to market their services effectively. In addition, our future growth depends on the successful deployment of next generation wireless data networks provided by third parties, including those networks for which we are currently developing products. If these next generation networks are not deployed or widely accepted, or if deployment is delayed, there will be no market for the products we are developing to operate on these networks. If any of these events occur, or if for any other reason the demand for wireless access to data fails to grow, sales of our products may decline and our business could be harmed.

If we do not properly manage the growth of our business, we may experience significant strains on our management and disruptions in our business.

Various risks arise when companies and industries grow quickly. If our business grows, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience production delays as we seek to meet increased demand for our products. Our failure to manage our growth could negatively impact our ability to execute our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations and our reputation with our customers.

If we continue to experience negative cash flow from operations, we may need to raise additional capital to fund our working capital requirements and anticipated capital expenditures.

We have experienced negative cash flow from operations in the past and have only recently become cash flow positive. We had negative cash flow from operations of $0.4 million for 2003, $28.7 million for 2002 and $55.4 million for 2001. Our budgeted cash flow from operations include assumptions about increased sales volumes. If we are unable to increase our revenue and gross margins sufficiently to offset our operating expenses, we will continue to experience negative cash flow from operations and may be required to raise additional capital to fund our working capital requirements and anticipated capital expenditures. Our ability to obtain additional capital will depend on financial market conditions, investor expectations for the wireless technology industry, the national economy and other factors outside our control. If we issue additional equity securities, our stockholders will experience dilution. There can be no assurance that any such additional financing will be available on acceptable terms, or at all. If needed, the failure to secure additional financing, if needed, would have a material adverse effect on our business, financial condition and operating results.

We depend on a single third-party manufacturer to produce all of our products which subjects us to potential disruptions in product supply and other potential adverse effects.

We currently outsource the manufacture of all of our products to LG Innotek, Co., Ltd., a subsidiary of LG Group, located in South Korea. We expect to continue to depend exclusively on LG Innotek or other third-party manufacturers to produce our products in a timely fashion and at satisfactory quality levels. LG Innotek is not obligated to supply products to us for any specific quantity, except as may be provided in particular purchase orders which we submit to them from time to time, and therefore could cease or reduce its business with us at its discretion. If LG Innotek experiences delays, disruptions, capacity constraints or quality control problems in their manufacturing operations, product shipments to our customers could be delayed. In the event of shipment delays, or if LG Innotek reduces its manufacturing capacity or stops manufacturing our products for any reason, we may be unable to replace the lost manufacturing capacity on a timely basis. Further, if we are unable to manage successfully our relationship with LG Innotek, the quality and availability of our products may be harmed. In addition, if LG Innotek negatively changes the payment or other terms under which it agrees to manufacture for us and we are unable to locate a suitable alternative manufacturer, our manufacturing costs could significantly increase. The occurrence of any of these events would have a material adverse effect on our operations, competitive position and reputation.

Because we outsource the manufacture of all of our products, the cost, quality and availability of third-party manufacturing operations are essential to the successful production and sale of our products. Our reliance on third-party manufacturers exposes us to a number of risks which are outside our control, including:

•	Unexpected increases in manufacturing costs;
•	Interruptions in shipments if a third-party manufacturer is unable to complete production in a timely manner;
•	Inability to control quality of finished products;
•	Inability to control delivery schedules;
•	Inability to control production levels and to meet minimum volume commitments to our customers;

•	Inability to control manufacturing yield;
•	Inability to maintain adequate manufacturing capacity; and
•	Inability to secure adequate volumes of components.

We generally place orders with LG Innotek at least three months prior to scheduled delivery of products to our customers. Accordingly, if we inaccurately anticipate demand for our products, we may be unable to obtain adequate quantities of components to meet our customers’ delivery requirements or, alternatively, we may accumulate excess inventories. If one or more of these events were to occur, we could experience increased costs, reduced revenue and lower product margins.

Although we promote ethical business practices and our operations personnel periodically visit and monitor the operations of LG Innotek, we do not control LG Innotek or their labor practices. If LG Innotek, or any other third-party manufacturer which we use in the future, violates United States or foreign laws or regulations, we may be subjected to extra duties, significant monetary penalties, adverse publicity, the seizure and forfeiture of products that we are attempting to import or the loss of our import privileges. The effects of any of these factors could render the conduct of our business in a particular country undesirable or impractical and have a negative impact on our operating results.

We depend on sole source suppliers for some of our components, and our product availability and sales would be harmed if any of these suppliers are not able to meet our demand and alternative components are not available.

Our products contain a variety of components, many of which are procured from single suppliers. These components include both tooled parts and industry-standard parts, many of which are also used in cellular telephone handsets. From time to time, certain components used in our products have been in short supply worldwide. If there is a shortage of any such components, we may not be able to deliver sufficient quantities of our products to satisfy demand. The cost, quality and availability of components are essential to the successful production and sale of our products. Some of these components come from sole or single source suppliers for which alternative components may not be available. If suppliers are unable to meet our demand for sole source components and if we are unable to obtain an alternative source or if the price for a substitute is prohibitive, our ability to maintain timely and cost-effective production of our products would be seriously harmed.

We may not be able to license necessary third-party technology or it may be expensive to do so.

From time to time, we may be required to license technology from third parties to develop new products or product enhancements. We have licensed software for use in our products from third parties, such as QUALCOMM. The license from QUALCOMM does not have a specified term and may be terminated by us or by QUALCOMM for cause or upon the occurrence of other specified events. We cannot assure you that we will be able to maintain our third-party licenses or that additional third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to maintain or obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost which could seriously harm our competitive position, revenue and growth prospects.

We are subject to the risks of doing business abroad, which could negatively affect our international operations and sales and our ability to obtain products from foreign manufacturers.

All of our products are manufactured in South Korea by our sole, third-party manufacturer, LG Innotek, and many of the components used by LG Innotek in the manufacture of our products are produced outside the United States. In addition, we have international operations and sales, and a significant portion of our research and development staff is located in Canada. Our international sales accounted for approximately 22% of our revenue for 2003. Although our experience in marketing, selling, distributing and manufacturing our products and services internationally is limited, we expect to further expand our international sales and marketing activities in the future. Consequently, we are subject to certain risks associated with doing business abroad, including:

•	Changes in international currency exchange rates;
•	Changes in a specific country’s or region’s political or economic conditions, particularly in emerging markets, and changes in diplomatic and trade relationships;
•	Less effective protection of intellectual property and general exposure to different legal standards;
•	Trade protection measures and import or export licensing requirements;
•	Potentially negative consequences from changes in tax laws;
•	Increased expenses associated with customizing products for international countries;
•	Unexpected changes in regulatory requirements resulting in unanticipated costs and delays;
•	Longer collection cycles and difficulties in collecting accounts receivable;
•	Longer sales cycles;
•	International terrorism;
•	Loss or damage to products in transit;
•	International dock strikes or other transportation delays; and
•	Difficulty in managing widespread sales and research and development operations.

Any disruption in our ability to obtain products from our foreign manufacturer or our ability to conduct international operations and sales could have a material adverse effect on our business, financial condition and results of operations.

Our products may contain errors or defects, which could decrease their market acceptance.

Our products are technologically complex and must meet stringent user requirements. We must develop our software and hardware products quickly to keep pace with the rapidly changing and technologically advanced wireless communications market. Products as sophisticated as ours may contain undetected errors or defects, especially when first introduced or when new models or versions are released. Our products may not be free from errors or defects after commercial shipments have begun, which could result in the rejection of our products, damage to our reputation, lost revenue, diverted development resources, and increased customer service and support costs and warranty claims.

We may not be able to adequately protect our intellectual property, and we could incur substantial costs defending our intellectual property from infringement or a claim of infringement.

Our success depends in part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks and trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. We may be required to spend significant resources to monitor and police our intellectual property rights. Despite these expenditures, we may not be able to detect infringement and as a consequence we may lose our competitive position in the market. Intellectual property rights also may be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share in such countries. The unauthorized use of our technology by competitors could have a material adverse effect on our ability to sell our products in some markets.

Although we are not currently involved in any material intellectual property litigation, we may be a party to material litigation in the future either to protect our intellectual property or as a result of an alleged infringement of others’ intellectual property. These claims and any resulting litigation could subject us to significant liability for damages or could cause our proprietary rights to be invalidated. Litigation, regardless of the merits of the claim or outcome, would likely be time-consuming and expensive to resolve and would divert management time and attention away from the operation of our business. Any potential intellectual property litigation against us could also force us to do one or more of the following:

•	Stop using the challenged intellectual property and refrain from selling our products or services that incorporate it;

•	Obtain a license to use the challenged intellectual property or to sell products or services that incorporate it, which license may not be available on reasonable terms, or at all; or
•	Redesign those products or services that are based on or incorporate the challenged intellectual property.

If we are forced to take any of the foregoing actions, we may be unable to manufacture and sell our products, or we may be unable to do so on terms economically favorable to us, and our business, financial condition and results of operations may be materially adversely affected.

Our quarterly operating results may fluctuate in the future and may cause our stock price to decline.

Our future quarterly operating results may fluctuate significantly and may not meet the expectations of securities analysts or investors. If this occurs, the market price of our stock would likely decline. The following factors may cause fluctuations in our operating results:

•	Decreases in revenue or increases in operating expenses. We budget our operating expenses based on anticipated sales, and a significant portion of our sales and marketing, research and development and general and administrative costs are fixed, at least in the short term. If revenue decreases or does not grow as planned and we are unable to reduce our operating costs quickly and sufficiently, our operating results could be materially adversely affected.

•	Product mix. The product mix of our sales affects profit margins in any given quarter. As our business evolves and the revenue from the product mix of our sales varies from quarter-to-quarter, our operating results will likely fluctuate.

•	New product introductions. As we introduce new products, the timing of these introductions will affect our quarterly operating results. We may have difficulty predicting the timing of new product introductions and the market acceptance of these new products. If products and services are introduced earlier or later than anticipated, or if market acceptance is unexpectedly high or low, our quarterly operating results may fluctuate unexpectedly.

•	Lengthy sales cycle. The length of time between the date of initial contact with a potential customer and the execution of a contract may take several months, and is subject to delays over which we have little or no control. The sale of our products is subject to delays from our customers’ budgeting, approval, testing and competitive evaluation processes that typically accompany significant information technology purchasing decisions. As a result, our ability to anticipate the timing and volume of sales to specific customers is limited, and the delay or failure to complete one or more large transactions could cause our operating results to vary significantly from quarter-to-quarter.

Due to these and other factors, our results of operations may fluctuate substantially in the future and quarter-to-quarter comparisons may not be reliable indicators of future performance.

We may not be able to develop products that comply with applicable government regulations.

Our products must comply with government regulations. For example, in the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to telephone networks. Radio frequency devices, which include our modems, must be approved under the above regulations by obtaining equipment authorization from the FCC prior to being offered for sale. Regulatory requirements in Canada, Europe, Asia and other jurisdictions must also be met. Additionally, we cannot anticipate the effect that changes in domestic or foreign government regulations may have on our ability to develop products in the future. Failure to comply with existing or evolving government regulations or to obtain timely regulatory approvals or certificates for our products could materially adversely affect our business, financial condition and results of operations.

We may not be able to maintain and expand our business if we are not able to hire, retain and manage additional qualified personnel.

Our success in the future depends in part on the continued contribution of our executive, technical, engineering, sales, marketing, operations and administrative personnel. In particular, the services of Peter V. Leparulo, our Chief Executive Officer, would be difficult to replace. Recruiting and retaining skilled personnel in the wireless communications industry, including software and hardware engineers, is highly competitive.

Although we may enter into employment agreements with members of our senior management in the future, currently none of our senior management or other key personnel are bound by employment agreements. If we are not able to attract or retain qualified personnel in the future, or if we experience delays in hiring required personnel, particularly qualified engineers, we will not be able to maintain and expand our business.

Any acquisitions we make could disrupt our business and harm our financial condition and results of operations.

As part of our business strategy, we intend to review, on an ongoing basis, acquisition opportunities that we believe would be advantageous to the development of our business. While we have no current agreements or plans with respect to any acquisitions, we may acquire businesses, assets, or technologies in the future. If we make any acquisitions, we could take any or all of the following actions, any one of which could adversely affect our business, financial condition and results of operations:

•	Issue equity securities that would dilute existing stockholders’ percentage ownership;
•	Use a substantial portion of our available cash;
•	Incur substantial debt, which may not be available to us on favorable terms and may adversely affect our liquidity;
•	Assume contingent liabilities; and
•	Take substantial charges in connection with acquired assets.

Acquisitions also entail numerous other risks, including: difficulties in assimilating acquired operations, products and personnel; unanticipated costs; diversion of management’s attention from other business concerns; adverse effects on existing business relationships with suppliers and customers; risks of entering markets in which we have limited or no prior experience; and potential loss of key employees from either our preexisting business or the acquired organization. We may not be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, and our failure to do so could harm our business and operating results.

We may be unable to achieve the expected revenue and gross margin results that we announced for our second quarter of 2004 and beyond.

On April 12, 2004, we issued a press release announcing that we expected revenue for the quarter ending June 30, 2004 would be between $17.0 and $18.0 million, with expected steady improvements to our gross margins in future periods up to approximately 30.0%. We may not achieve those results due to a number of factors, many of which are beyond our control. Our ability to achieve the expected revenue results in our second quarter could be impaired if, for example, orders for our products do not reach expected levels, we are unable to fulfill orders because component parts to our specifications are unavailable in sufficient quantities, we encounter difficulties in successfully shipping and delivering our products to distributors and customers or we are unable to acquire products from third-party manufacturers in quantities necessary to fulfill purchase orders. Factors that would adversely affect our ability to achieve expected gross margins in future periods include increases in costs of component parts, higher than forecasted costs associated with expedited product deliveries, variations in the product mix of our sales, unanticipated charges arising from excess or obsolete inventory, higher than budgeted costs associated with development services and changes in worldwide demand that may negatively impact the pricing of our products. Failure to achieve our announced expected results could adversely affect our financial results and the trading price of our common stock.

In the event we are unable to satisfy regulatory requirements relating to internal controls, or if these internal controls over financial reporting are not effective, our business could suffer.

Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required during 2004 to perform an evaluation of our internal controls over financial reporting and have our auditor publicly attest to such evaluation. We have prepared an internal plan of action for compliance, which includes a timeline and scheduled activities, although as of the date of this filing we have not yet prepared the evaluation. Compliance with these requirements is expected to be expensive and time-consuming. If we fail to timely complete this evaluation, or if our auditors cannot timely attest to our evaluation, we could be subject to regulatory scrutiny and a loss of public confidence in our internal controls.

In designing and evaluating our internal controls over financial reporting, we recognize that any internal control or procedure, no matter how well designed and operated, can provide only reasonable assurance of achieving desired control objectives. For example, a company’s operations may change over time as the result of new or discontinued lines of business and management must periodically modify a company’s internal controls and procedures to timely match these changes in its business. In addition, management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and company personnel are required to use judgment in their application. While we believe that our internal controls over financial reporting currently provide reasonable assurance of achieving their control objectives, no system of internal controls can be designed to provide absolute assurance of effectiveness. A material failure of internal controls over financial reporting could materially impact our reported financial results and the market price of our stock could significantly decline. Additionally, adverse publicity related to a material failure of internal controls over financial reporting would have a negative impact on our reputation and business.

We transferred the listing of our common stock from the Nasdaq National Market to the Nasdaq SmallCap Market in 2003, which may result in lower visibility and lower demand for our shares.

On April 8, 2003, we transferred the listing of our common stock to the Nasdaq SmallCap Market because we no longer met the Nasdaq National Market’s minimum stockholder equity requirement of $10.0 million. Companies whose common stock is listed on the Nasdaq SmallCap Market may be viewed as less prestigious, may experience lower trading volumes and are subject to fewer corporate governance requirements than companies listed on the Nasdaq National Market. On April 20, 2004, we received written confirmation from Nasdaq that our common stock would resume quotation on the Nasdaq National Market, commencing prior to the closing of this offering.

To the extent we enter into contracts in the future that are denominated in foreign currencies, fluctuations in exchange rates between the United States dollar and other foreign currencies may affect our operating results.

To date, our distribution agreements in Europe and the Asia-Pacific region are denominated solely in U.S. dollars. In the event we enter into contracts in the future that are denominated in foreign currencies, we cannot assure you that we will not incur foreign currency losses or that we will enter into any hedging activities to reduce the risk of such losses or that these hedging activities will be successful.

We may have potential liability under state securities laws with respect to the grant of certain stock options to our employees and directors.

Following the transfer of the listing of our common stock from the Nasdaq National Market to the Nasdaq SmallCap Market on April 8, 2003, we issued stock options to certain of our employees, officers and directors in California without first qualifying such securities under California state securities laws. Although such issuances complied with federal securities laws, they may not have been made in accordance with California state securities laws. As a result, we may have potential liability to those employees, officers and directors to whom the options were granted. We may elect to conduct a recission offer to such individuals to give them the election to rescind their option grants. As of April 28, 2004, assuming every eligible optionee were to accept such a rescission offer by surrendering their options for cancellation and foregoing the right to exercise the options, we estimate the total cost to us to complete the rescission offer would be approximately $1.9 million, plus interest and expenses. Such cost could be lower depending on the actual number of optionees who agree to give up these options. On April 28, 2004, the weighted average exercise price of these options was $3.26 and the closing price of our common stock on the Nasdaq SmallCap Market was $16.27. We are currently analyzing this matter, but do not believe any potential liability would be material to our financial results.

Risks Related to This Offering

Our stock price could be adversely affected by certain dispositions of our shares pursuant to this registration statement or pursuant to registration statements currently in effect on Form S-3 and on Form S-8 or pursuant to Rule 144 or Rule 701 of the Securities Act of 1933 if the applicable registration statement ceases to be effective.

Some of our current stockholders hold a substantial number of shares which they are currently able to sell in the public market, or which they are offering to sell under this prospectus. Sales of a substantial number of such shares or the perception that these sales may occur, could cause the trading price of our common stock to fall and could impair our ability to raise capital through the sale of additional equity securities.

Upon completion of the offering, we will have 27,708,543 shares of common stock outstanding. This amount assumes the conversion of all of our Series B preferred stock and does not include, as of April 27, 2004:

•	3,216,126 shares of common stock issuable upon the exercise of all our outstanding options; and
•	930,788 shares of common stock issuable upon the exercise of all of our common stock purchase warrants outstanding.

All these shares of common stock, if and when issued, will be freely tradable without restriction in the public market assuming the applicable registration statements continue to remain effective and subject in any case to trading restrictions to which our insiders holding such shares may be subject from time to time. If one or more of our registration statements ceases to be effective, most of these shares nevertheless may be resold under Rule 144 or Rule 701 of the Securities Act, subject to certain limitations if the selling stockholder is an “affiliate” of ours as Rule 144 defines that term.

The quoted market price of our common stock is volatile, and we cannot assure you that our stock price will not decline.

The market price of our common stock could be subject to significant fluctuations after this offering commences as a result of numerous factors, many of which are beyond our control. Among the factors that could affect our stock price are:

•	Quarterly variations in our operating results;
•	Announcement of changes in revenue or earnings estimates or publication of research reports by analysts;
•	Speculation in the press or investment community about our business or the wireless communications industry generally;
•	Changes in market valuations of similar companies and stock market price and volume fluctuations generally;
•	Strategic actions by us or our competitors such as acquisitions or restructurings;
•	Regulatory developments;
•	Additions or departures of key personnel;
•	General market conditions, including the effect of market conditions on our customers and suppliers; and
•	Domestic and international economic factors unrelated to our performance.

The stock market in general, and the market for high technology stocks in particular, has experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock.

We have broad discretion in how we use the proceeds of this offering, and we may not use these proceeds effectively or in a way that will benefit our stockholders.

Our management will have broad discretion as to the application of the net proceeds received by us from this offering. You will be relying on the judgment of our management regarding the use of these proceeds and you may not agree with the manner in which our management chooses to allocate and spend such proceeds. The results and effectiveness of the use of proceeds are uncertain and may not increase our profitability or market value.

Provisions in our charter documents and under Delaware law could prevent or delay a change in control in our company.

Our certificate of incorporation and bylaws contain certain provisions that could prevent or delay an acquisition of our company. These provisions:

•	Provide for a staggered board;
•	Prevent stockholders from taking action by written consent;
•	Limit the persons who may call special meetings of stockholders;
•	Authorize our board of directors to approve the issuance of undesignated preferred stock without stockholder approval; and
•	Permit the holders of our Series B preferred stock to obligate us to redeem their shares following a change of control.

In addition, Delaware law imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our voting stock.

You may not be able to seek remedies against Arthur Andersen LLP, our former independent accountant.

The audited financial statements and schedules included and incorporated by reference in this prospectus for the year ended December 31, 2001 and as of December 31, 2001 have been audited by Arthur Andersen LLP, independent accountants. Arthur Andersen ceased its audit practice before the SEC on August 31, 2002. Arthur Andersen has not consented to the incorporation by reference of their report and we have dispensed with the requirement to file their consent in reliance upon Rule 437a of the Securities Act. Because Arthur Andersen has not consented to the incorporation by reference of their report, it may become more difficult for you to seek remedies against Arthur Andersen in connection with a claim related to this offering. In particular, and without limitation, you may not be able to recover from Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in our financial statements audited by Arthur Andersen or any omission of a material fact required to be stated in those financial statements. In addition, relief in connection with claims which may be available to stockholders under the federal securities laws against auditing firms may not be available against Arthur Andersen as a practical matter.

You will experience immediate and substantial dilution in the net tangible book value of your shares.

The offering price per share of our common stock is substantially higher than the average net tangible book value per share of common stock. As a result, if you purchase shares of common stock in this offering your interest will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of your shares since any shares of our common stock that you purchase in this offering will be at a substantially higher per share price than the current average net tangible book value per share of our common stock. The dilution will be $12.59 per share in the net tangible book value of the common stock based on the offering price of $15.50 per share. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, any shares of our common stock that you purchase in this offering will be subject to further dilution. As a result of this dilution, in the event of a liquidation, common stockholders purchasing stock in this offering may receive significantly less than the full purchase price that they paid for the shares they purchased in this offering.

The rights, preferences and privileges of our Series B preferred stock are generally superior to those of the common stock, and such rights, preferences and privileges could affect the value of our common stock or dilute our common stock, among other things.

Our shares of Series B preferred stock have certain rights that are superior to those of our common stock including liquidation preferences, conversion and redemption. For example, in the event we liquidate our company, the liquidation preferences of the Series B preferred stock reduce the amount of proceeds available to the holders of our common stock. The liquidation participation rights of the Series B preferred stock would further reduce the proceeds, if any, available to the holders of common stock. If the liquidation proceeds are not sufficient to pay the entire liquidation preferences of our Series B preferred stock, there may not be any proceeds available for the holders of common stock.

The shares of our common stock may also be significantly diluted by the rights, preferences and privileges of the Series B preferred stock. For example, the Series B preferred stock may be converted into shares of common stock at any time and any such conversions may significantly dilute the common stock ownership percentages of each holder of common stock. In addition, the Series B preferred stock has price-based anti-dilution protection whereby the conversion price of such shares shall be decreased in the event of certain issuances of common stock at a price per share below the Series B conversion price then in effect.

Because we do not intend to pay dividends, stockholders will benefit from an investment in our common stock only if it appreciates in value.

We have never declared or paid any cash dividends on our common stock, and we currently intend to retain our future earnings, if any, to finance the further expansion and continued growth of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our common stock will depend upon any future appreciation in its value. There is no guarantee that our common stock will appreciate in value or even maintain the price at which stockholders have purchased their shares.

Our directors, executive officers and principal stockholders and their affiliates will continue to have substantial control over our company after completion of this offering, and their interests may differ from and conflict with yours.

Upon completion of this offering, assuming the conversion of all of our shares of Series B preferred stock and the over-allotment option is not exercised, our executive officers, directors and principal stockholders will beneficially own, in total, approximately 20.4% of our outstanding voting stock. As a result, these stockholders, whose interests may be different from and may conflict with yours, will be able to exert substantial influence over matters requiring stockholder approval, including the election of directors and approval or rejection of significant corporate transactions. This could have the effect of delaying or preventing a change of control of our company or otherwise cause us to take action that may not be in the best interests of all stockholders, either of which in turn could reduce our stock price.

If securities or industry analysts do not publish research or reports about our business, or if they adversely change their recommendations regarding our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of the analysts who cover us downgrade our stock, our stock price would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents it incorporates by reference contain forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “assume,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “project,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “target” or “will” or the negative of such terms or other comparable terminology. In particular, forward-looking statements include, but are not limited to, statements regarding:

•	Increasing demand for wireless access to data and factors affecting that demand;
•	The future growth of Wireless Wide Area Networking and factors affecting that growth;
•	Changes in wireless transmission standards and technologies;
•	Higher levels of 3G infrastructure spending and factors affecting that growth;
•	The timing of future product shipments;
•	Our continued dependence on a small number of customers;
•	Our expected revenue, gross margins and other operating results for the quarter ended March 31, 2004 and other future periods;
•	Our expectation that we will not pay dividends in the future;
•	The sufficiency of our capital resources;
•	Our intended use of proceeds of the offering;
•	Factors affecting our future results of operations;
•	The impact of our contractual obligations and other commitments and plans on our future operating results;
•	Our expectation that we will not redeem our preferred stock in the forseeable future;
•	The impact of market risks on our future financial results;
•	The expected expenses of this offering;
•	Our potential liability under state securities laws with respect to certain stock option grants;
•	The effect of changes in accounting standards and in aspects of our critical accounting policies; and
•	Our general business and strategy, including plans and expectations relating to technology, product development, strategic relationships, customers, manufacturing, service activities, international expansion, sales initiatives, and gross margin and cost containment initiatives.

From time to time, we also may provide oral or written forward-looking statements in other materials we release to the public. Forward-looking statements are only predictions that provide our current expectations or forecasts of future events. Any or all of our forward-looking statements in this prospectus and in any other public statements are subject to unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, performance or achievements. You should not place undue reliance on these forward-looking statements.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise except to the extent we are required to do so in connection with our obligation to file reports with the SEC.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of common stock we are offering will be approximately $61.5 million, after deducting approximately $4.4 million in estimated underwriting discounts and commissions and other expenses of the offering payable by us. We will not receive any proceeds from the sale by the selling stockholders.

We intend to use the net proceeds of this offering for working capital and for other general corporate purposes, which may include research and development and potential acquisitions that we may decide to pursue in the future. We currently have no understandings, commitments or agreements with respect to any acquisitions. We will retain broad discretion in the allocation of the net proceeds from this offering. Pending the uses described above, the net proceeds will be invested in interest bearing, investment grade securities, U.S. Government securities, money market investments and short-term, interest bearing deposits in major banks.

PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Since April 8, 2003, our common stock has been traded on the Nasdaq SmallCap Market under the symbol “NVTL.” Prior to April 8, 2003, our common stock was listed on the Nasdaq National Market. We have been notified that our common stock will resume quotation on the Nasdaq National Market, commencing prior to the closing of this offering. There is no public trading market for our Series B preferred stock. The following table sets forth, for the periods indicated, the high and low sale prices of our common stock as reported by Nasdaq, without retail mark-up, mark-down or commissions and may not necessarily represent actual transactions.

	Price Range of Common Stock(1)
	High	Low
Fiscal Year Ended December 31, 2002:
First Quarter	$25.50	$9.15
Second Quarter	12.75	1.65
Third Quarter	6.00	1.50
Fourth Quarter	3.45	0.90

Fiscal Year Ended December 31, 2003:
First Quarter	$1.33	$0.60
Second Quarter	4.00	0.82
Third Quarter	7.45	2.40
Fourth Quarter	7.00	4.90

Fiscal Year Ended December 31, 2004:
First Quarter	$22.70	$5.80
Second Quarter (through April 28)	28.60	15.60

(1)	On October 29, 2002, a 1-for-15 reverse stock split that had been approved by our stockholders became effective. All references to price per share have been retroactively restated to reflect the reverse stock split for all periods presented.

On April 28, 2004, the closing price per share of our common stock was $16.27, as reported by Nasdaq. At April 28, 2004 there were approximately 130 holders of record of our common stock and five holders of record of our Series B preferred stock. This figure does not reflect persons or entities who hold their stock in nominee or “street” name through various brokerage firms. No cash dividends were declared or paid in 2003 on any shares of our capital stock.

We currently intend to retain all available funds for use in our business and do not anticipate paying any cash dividends in the foreseeable future. Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on a number of factors, including future earnings, capital requirements, financial condition and future prospects and other factors the board of directors may deem relevant. In the event that we pay dividends to holders of our common stock we would be obligated to first pay dividends to holders of our Series B preferred stock.

CAPITALIZATION

The following table sets forth consolidated total capitalization as of December 31, 2003. You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the notes to our consolidated financial statements appearing elsewhere in this prospectus. This information is presented:

•	On an actual basis at December 31, 2003;

•	On a pro forma basis to give effect to (1) the assumed conversion of all of our shares of Series B preferred stock outstanding on April 27, 2004 into 6,772,960 shares of our common stock, (2) the conversion, since January 1, 2004, of all of our then outstanding shares of our Series A preferred stock into 102,558 shares of our common stock and (3) the sale by us in January 2004 of 1,142,855 shares of our common stock and warrants to acquire 228,565 shares of our common stock, resulting in net proceeds to us of approximately $7,531,000, in each case, as if such transactions had occurred on December 31, 2003; and

•	On a pro forma as adjusted basis to give effect to the pro forma adjustments noted above and the receipt of the net proceeds from the sale by us of 4,250,000 shares of common stock in this offering and the sale by the selling stockholders of 1,750,000 shares of common stock (which does not impact our capitalization) at an offering price of $15.50 per share, after deducting estimated underwriting discounts and commissions and other expenses of the offering payable by us, as if such transaction had occurred on December 31, 2003.

	As of December 31, 2003
	Actual	Pro Forma (Unaudited)	Pro Forma As Adjusted (Unaudited)
	(As restated)
	($ in thousands)
Cash, cash equivalents and restricted cash	$4,577	$12,108	$73,600

Capital lease obligations, current portion	$82	$82	$82
Capital lease obligations, net of current portion	—	—	—

Stockholders’ equity:
Preferred stock, par value $.001, 2,000,000 shares authorized:
Convertible Series A preferred stock amended in 2003, 1,025 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Convertible Series B preferred stock, 4,703 shares issued and outstanding, actual; 0 shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 50,000,000 shares authorized; 12,737,640 shares issued and outstanding, actual; 20,756,013 shares issued and outstanding, pro forma; and 25,006,013, pro forma as adjusted	13	21	25
Additional paid-in capital	256,253	263,776	325,263
Deferred stock compensation	(142)	(142)	(142)
Accumulated deficit	(247,134)	(247,134)	(247,134)

Total stockholders’ equity	8,990	16,521	78,012

Total capitalization	$9,072	$16,603	$78,094

The common stock outstanding on the table above at December 31, 2003 excludes, except where indicated for pro forma and pro forma as adjusted information:

•	6,998,399 shares of common stock to be issued upon conversion of all shares of our Series B preferred stock outstanding as of December 31, 2003;
•	100,990 shares of common stock to be issued upon conversion of all shares of our Series A preferred stock outstanding as of December 31, 2003;
•	3,794,252 shares of common stock to be issued upon the exercise of options outstanding as of December 31, 2003 at a weighted average exercise price of $6.22 per share;
•	1,677,991 shares of common stock that could be issued in the future under our stock option plans as of December 31, 2003;
•	83,117 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan as of December 31, 2003; and
•	2,476,358 shares of common stock to be issued upon the exercise of warrants outstanding as of December 31, 2003 at a weighted average exercise price of $5.94 per share.

From January 1, 2004 to April 27, 2004 (1) our Series A preferred stockholders converted 1,025 shares of Series A preferred stock into 102,558 shares of our common stock, (2) our Series B preferred stockholders converted 187 shares of Series B preferred stock into 276,269 shares of our common stock, (3) we issued 686,341 shares of our common stock upon the exercise of options at a weighted average price of $2.82 per share, (4) we granted options to purchase 258,000 shares of our common stock at a weighted average exercise price of $12.55 per share and identified specific additional future grants of options to purchase 850,000 shares under our stock option plans, subject to the qualification of such grants under applicable state securities laws, and (5) we issued 1,739,920 shares of our common stock upon the exercise of warrants.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering. The pro forma net tangible book value of our common stock as of December 31, 2003 was approximately $11.9 million or $0.57 per share of common stock including the sale by us in January 2004 of 1,142,855 shares of our common stock and warrants to acquire 228,565 shares of our common stock, resulting in net proceeds to us of approximately $7,531,000. Pro forma net tangible book value per share represents the dollar amount of our total tangible assets reduced by the dollar amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of December 31, 2003, including shares issuable upon conversion of our Series A and Series B preferred stock outstanding as of December 31, 2003.

After giving effect to the receipt of the estimated net proceeds from this offering and after deducting underwriting discounts and commissions and estimated offering expenses, the pro forma net tangible book value of our common stock as of December 31, 2003 would have been $73.4 million or $2.91 per share of our common stock. This represents an immediate increase in net tangible book value per share of $2.34 to existing stockholders and an immediate dilution of $12.59 per share to you. The following table illustrates this per share dilution:

Public offering price per share		$15.50
Pro forma net tangible book value per share as of December 31, 2003	$0.57
Increase per share attributable to new investors	2.34

Pro forma as adjusted net tangible book value per share after the offering		2.91

Dilution per share to new investors		$12.59

The following table summarizes, at December 31, 2003, on a pro forma basis, the total number of shares purchased from us, consideration paid to us and the average price per share paid by (i) existing holders of our common stock outstanding as of December 31, 2003 including shares issuable upon conversion of our Series A and Series B preferred stock outstanding as of December 31, 2003 and by (ii) new investors purchasing shares of common stock in this offering at an offering price of $15.50 per share, before deducting the estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	%	Amount	%
Existing stockholders	19,837,029	82%	$194,643,000	75%	$9.81
New investors	4,250,000	18	65,875,000	25	15.50

Total	24,087,029	100%	$260,518,000	100%	$10.82

The foregoing discussion and table exclude the effect of:

•	3,794,252 shares of common stock to be issued upon the exercise of options outstanding as of December 31, 2003 at a weighted average price of $6.22 per share;
•	1,677,991 shares of common stock that could be issued in the future under our stock option plans as of December 31, 2003;
•	83,117 shares of common stock that could be issued in the future under our 2000 employee stock purchase plan as of December 31, 2003; and
•	2,476,358 shares of common stock to be issued upon the exercise of warrants outstanding as of December 31, 2003 at a weighted average exercise price of $5.94 per share.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with our Consolidated Financial Statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus. The selected consolidated statement of operations data presented below for each of the years ended December 31, 2001, 2002 and 2003, and the consolidated balance sheet data at December 31, 2002 and 2003 are derived from our audited consolidated financial statements that have been included elsewhere in this prospectus. The consolidated statement of operations data for the years ended December 31, 1999 and 2000 and consolidated balance sheet data at December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus.

	Year Ended December 31,
	1999	2000	2001	2002	2003
					(As restated)
	($ in thousands, except share and per share data)
Statement of Operations Data:
Revenue	$9,556	$61,154	$43,643	$28,872	$33,815
Cost of revenue	11,955	59,588	77,439	26,894	27,891

Gross margin (loss)	(2,399)	1,566	(33,796)	1,978	5,924

Operating expenses:
Research and development	3,717	13,488	20,836	13,416	5,987
Sales and marketing	4,480	18,262	12,262	4,640	2,558
General and administrative	4,443	5,027	7,837	5,717	3,647
Restructuring and impairment charges	—	—	7,050	2,650	828
Amortization of deferred stock compensation	220	12,833	10,360	3,556	738

Total operating expenses	12,860	49,610	58,345	29,979	13,758

Loss from operations	(15,259)	(48,044)	(92,141)	(28,001)	(7,834)
Other income (expense) net	(3,210)	1,120	1,264	(317)	(3,804)

Net loss	$(18,469)	$(46,924)	$(90,877)	$(28,318)	$(11,638)

Net loss applicable to common stockholders	$(19,873)	$(50,776)	$(91,038)	$(53,481)	$(16,717)

Net loss per common share:
Basic and diluted	$(30.64)	$(48.65)	$(25.11)	$(10.47)	$(2.14)

Weighted average shares outstanding	648,561	1,043,605	3,626,258	5,106,681	7,817,539

	December 31,
	1999	2000	2001	2002	2003
					(As restated)
	($ in thousands)
Balance Sheet Data:
Cash, cash equivalents and restricted cash	$25,455	$66,826	$29,229	$1,676	$4,577
Working capital (deficiency)	15,769	67,479	15,227	(2,143)	2,258
Total assets	38,118	110,824	59,909	24,047	24,421
Long-term obligations, net of current portion	106	205	4,171	38	—
Convertible and redeemable preferred stock	43,805	—	161	665	—
Stockholders’ equity (deficit)	(31,128)	79,222	25,427	6,501	8,990

Selected Quarterly Results of Operations

The following table sets forth our historic unaudited quarterly consolidated statements of operations data for each of the quarters for the year ended December 31, 2003. This unaudited quarterly information has been prepared on the same basis as the annual audited financial statements appearing elsewhere in this prospectus, and includes all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary to present fairly the financial information for the quarters presented. This quarterly data should be read in conjunction with the audited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Three Months Ended (unaudited)
	Mar 31, 2003	June 30, 2003	Sept 30, 2003	Dec 31, 2003
	($ in thousands, except share and per share data)

		(As restated)	(As restated)	(As restated)
Statement of Operations Data:
Revenue	$7,489	$7,659	$8,063	$10,604
Cost of revenue	6,266	7,972	5,873	7,780

Gross margin (loss)	1,223	(313)	2,190	2,824

Operating expenses:
Research and development	1,735	1,446	1,375	1,431
Sales and marketing	677	612	617	652
General and administrative	979	1,040	814	814
Restructuring and impairment charges	413	(175)	176	414
Amortization of deferred stock compensation	451	130	82	75

Total operating expenses	4,255	3,053	3,064	3,386

Loss from operations	(3,032)	(3,366)	(874)	(562)
Other income (expense), net	16	(1,654)	(874)	(1,292)

Net loss	$(3,016)	$(5,020)	$(1,748)	$(1,854)

Net loss applicable to common stockholders	$(3,209)	$(9,668)	$(1,772)	$(2,068)

Basic and diluted net loss per common share	$(0.46)	$(1.35)	$(0.22)	$(0.23)

Weighted average shares outstanding	6,985,369	7,144,176	7,986,148	9,129,053

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our consolidated financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included elsewhere in this prospectus.

Overview and Background

We are a provider of wireless broadband access solutions for the worldwide mobile communications market. Our broad range of products includes wireless data modems and software for laptop PCs, embedded wireless modules for original equipment manufacturers, or OEMs, and ruggedized wireless data modems for public safety and telemetry applications. Through the integration of our hardware and software, our products are designed to operate on a majority of global wireless networks and provide mobile subscribers with secure and convenient access to data including corporate, public and personal information through the Internet and enterprise networks. We also offer software engineering and design services to our customers to facilitate the use of our products.

Historically, we have incurred substantial costs to develop our technology and products, and to recruit and train personnel for our product development and sales and marketing departments. In the past, our operating expenses have exceeded the revenue generated by our products and services. As a result, we have incurred losses in each quarter since inception. During 2003, we incurred a net loss applicable to common shareholders of $16.7 million (see reconciliation of net loss to net loss applicable to common shareholders in note 6 to our audited consolidated financial statements included in this prospectus). As of December 31, 2003, we had an accumulated deficit of $247.1 million and working capital of $2.3 million.

Since our inception in 1996, we have been focused on the development and commercialization of technologies that allow for wireless access to data. We expanded our operations in advance of the launch of several new products in the late 1990s through 2001. Beginning in 2001, in response to the decline in the telecommunications industry, we implemented an operational and organizational restructuring to increase operating efficiency and conserve working capital. These restructuring activities included facility consolidations, reduction of employee staff, consultants and temporary labor and critical assessments of asset impairment and obsolete inventory. For 2003, 2002 and 2001, we incurred restructuring and impairment charges of approximately $800,000, $2.7 million and $7.1 million, respectively.

Beginning in early 2003, we also began aggressively pursuing the development of innovative 3G products, refocused our research and development efforts on sales driven customer needs and focused our sales, marketing and distribution efforts on large wireless operators and related companies.

These efforts have contributed to an increase in our gross margin from negative $33.8 million for 2001 to positive $5.9 million in 2003, and an improvement in our gross margin as a percentage of total revenue from negative 77.4% in 2001 to positive 17.5% in 2003. We also reduced our operating loss from $92.1 million for 2001 to an operating loss of $7.8 million for 2003.

On May 9, 2003, in connection with the issuance of our Series B preferred stock, the terms of our then outstanding Series A preferred stock were amended to remove the right of the Series A preferred stockholders to require us to redeem shares of Series A preferred stock on the seventh anniversary of its issuance. Subsequent to the original issuance of our 2003 financial statements on Form 10-K, as filed with the SEC on March 15, 2004, we identified that the effect of the May 9, 2003 amendment of the Series A preferred stock had not been properly reflected in our financial statements. As a result of the amendment, the Series A preferred stock should have been classified as a component of stockholders’ equity. In addition, we should have recognized as a dividend the Series A preferred stock’s remaining beneficial conversion feature and remaining unamortized offering costs. Our financial statements have been restated to properly reflect this accounting treatment (see Note 6 to Consolidated Financial Statements). However, because the dividend related to the unamortized beneficial conversion feature and unamortized offering costs impacted net loss applicable to common stockholders, but not net loss, there is no change to the discussion under the caption “Results of Operations.” In addition, because the dividend is a non-cash charge, there is no impact on our liquidity and capital resources. On March 25, 2004, all of the outstanding shares of our Series A preferred stock were converted into shares of common stock in accordance with their terms.

Factors Which May Influence Future Results of Operations

We intend to continue executing on a plan to improve our operating results and financial condition. The plan includes strengthening sales initiatives, improving gross margins and continuing to cut other costs as a percentage of sales. We have entered into and expect to continue to enter into new customer contracts for the development and supply of our products and this may place significant demands on our resources.

Revenue. We believe that our revenue growth will be influenced largely by the speed and breadth of the increase in demand for wireless access to data through the use of next generation networks including demand for 3G products and 3G data access services, particularly in Europe, North America and Asia, customer acceptance for our new products that address these markets, and our ability to meet customer demand. Factors that could potentially affect customer demand for our products include the following:

•	Demand for wireless broadband access to networks;
•	Use of the Internet;
•	Rate of change to new products;
•	Loss of significant customers;
•	Drop in demand for CDMA and UMTS/GPRS products; and
•	Change in technologies.

We began shipping our first 3G products in December 2003 and anticipate introducing additional 3G products in 2004. In the future, we also expect to enter into customer contracts for development services, but not at significant levels in relation to total revenue.

Cost of Revenue. We currently outsource all of our manufacturing operations to LG Innotek. All costs associated with LG Innotek are included in our cost of revenue. Cost of revenue also includes warranty costs, royalty payments based on a percentage of revenue, operations group expenses, costs related to development services and costs related to inventory adjustments, including for excess and obsolete inventory. Inventory adjustments are impacted primarily by demand for our products, which is influenced by the factors discussed above. During 2003, 2002, and 2001, we recorded inventory write-downs of $2.0 million, $2.5 million, and $16.2 million, respectively, due to the decrease in demand for some of our products. During 2002, we sold $1.5 million in inventory that had previously been written down. We expect to continue to outsource our manufacturing operations, and as our business grows we expect our manufacturing activity to increase.

Operating Expenses. Many of our products target wireless operators and other customers in Europe, North America and Asia. If these markets continue to grow as expected, we will likely develop new products to serve these markets, resulting in increased research and development expenses associated with such new product development. We have in the past and expect to continue in future periods to incur expenses in periods prior to recognizing revenue from new products. In addition, the portion of our revenue derived from international sales may increase, requiring an expansion of our sales and marketing efforts in these markets.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities. Actual results could differ from these estimates. Significant estimates include inventory adjustments for excess and obsolete balances, allowance for doubtful accounts receivable, the use of option pricing models to establish values of equity instruments issued in non-monetary transactions with non-employees, useful lives and realizability of long-lived assets and estimates for costs recorded in restructuring accruals.

Revenue Recognition. Our revenue is generated from the sale of our wireless broadband access solutions to wireless operators, OEM customers, VARs and distributors. Revenue from product sales is recognized upon the latest of transfer of title or shipment of the product to the customer. We record deferred revenue for cash payments received from customers in advance of product shipments. We establish reserves for estimated product returns allowances in the period in which revenue is recognized. In estimating our future product returns, we consider various relevant factors, including our stated return policies and practices and our historical trends. We believe that our revenue recognition policy is consistent with SEC guidance and in accordance with accounting principles generally accepted in the United States.

For our fixed price development services contracts, we recognize revenue as services are rendered using labor output measures or the achievement of milestones as indicators of progress. Total estimated costs are based on management’s assessment of costs to complete the project including periodic assessments of the progress achieved and the costs expended to date. To the extent that our estimated costs materially change, our revenue and profit recorded under the associated contract is adjusted accordingly. If total costs of completion are estimated to exceed the contract value, a loss is recognized in the period the loss is identified.

During 2003, we entered into a joint development agreement containing multiple elements with one of our customers including development services and product shipments. Accordingly, we have separated the deliverables into units of accounting and allocated arrangement consideration on these deliverables in accordance with the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” In accordance with EITF Issue No. 00-21, $6.2 million in cash payments received in 2003 were deferred and will be recognized in revenue when products are shipped or as development services are performed in the future.

Allowance for Doubtful Accounts. We provide a reserve against our receivables for estimated losses that may result from our customers’ inability to pay. We determine the amount of the reserve by analyzing known uncollectible accounts, aged receivables, economic conditions, historical losses, changes in customer payment cycles, and our customers’ credit-worthiness. Amounts later determined and specifically identified to be uncollectible are charged or written off against this reserve. To minimize the likelihood of uncollectibility, we review our customers’ credit-worthiness periodically based on independent credit reporting services, our experience with our customers and the economic condition of our customers’ industries. Material differences may result in the amount and timing of expense for any period if we were to make different judgments or utilize different estimates. If the financial condition of our customers deteriorates resulting in an impairment of their ability to make payments, additional allowances might be required. We have not experienced significant variances in the past between our estimated and actual write-offs and anticipate that we will be able to continue to make reasonable estimates in the future.

Inventory Adjustments. Inventories are stated at lower of cost (first-in, first-out method) or market. We review the components of our inventory and our inventory purchase commitments on a regular basis for excess, obsolete and impaired inventory based on estimated future usage and sales. Write-downs in inventory value depend on various items, including factors related to customer demand as discussed under “Factors Which May Influence Future Results of Operations—Revenue” above, economic and competitive conditions, technological advances or new product introductions by us or our customers that vary from our current expectations.

We believe that the estimates we use in calculating the inventory reserve are reasonable and properly reflect the risk of excess and obsolete inventory. If customer demand for our products is substantially different from our estimates, adjustments to our inventory reserve may be required, which could have a material adverse effect on our consolidated financial statements.

Warranty Costs. We accrue warranty costs based on estimates of future warranty-related repairs or rework of products. Our warranty policy generally provides one- or two-year coverage for products following the date of purchase. Our policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. In estimating our future warranty obligations we consider various relevant factors, including the historical frequency of claims and the cost to replace or repair products under warranty. We have not experienced significant variances in the past between our estimated and actual warranty costs, and we have not experienced significant warranty expenses to date. Future expenses could be different, depending on the quality of our product design and manufacturing quality.

Valuation of Intangible and Long-Lived Assets. We periodically assess the impairment of intangible and long-lived assets which requires us to make assumptions and judgments regarding the carrying value of these assets. We consider assets to be impaired if the carrying value may not be recoverable based upon our assessment of the following events or changes in circumstances: the asset’s ability to continue to generate income from operations and positive cash flow in future periods; loss of legal ownership or title to the asset; significant changes in our strategic business objectives and utilization of the asset; or significant negative industry or economic trends.

Our assessment includes comparing the carrying amounts of intangible and long-lived assets to the fair value, which is determined using a discounted cash flow model. This model requires estimates of our future revenues, profits, capital expenditures, working capital and other relevant factors. We estimate these amounts by evaluating our historical trends, current budgets, operating plans and other industry data. If the assets are considered to be impaired, the impairment charge recognized is the amount by which the asset’s carrying value exceeds its fair value. No impairment was recorded in 2003. During 2002, we recorded an impairment charge in the amount of $870,000 for a software license that was no longer being used as a result of our decision not to pursue further development of the technology related to this license.

The timing and frequency of our impairment tests are based on an ongoing assessment of triggering events that could reduce the fair value of our long-lived assets below their carrying value. We will continue to monitor our intangible and long-lived asset balances and conduct formal tests on at least an annual basis or earlier when impairment indicators are present. We believe that the assumptions and estimates we use to value intangible and long-lived assets are appropriate based on the information available to management. The majority of our long-lived assets are being amortized or depreciated over relatively short periods, typically three to five years. This reduces the risk of large impairment charges in any given period. However, most of these assets are associated with technology that changes rapidly and such changes could have an immediate impact on our impairment analysis.

Accrued Restructuring Related Costs. We estimate amounts for direct costs of our expenses and liabilities related to our restructurings in accordance with the EITF Issue 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (Including Certain Costs Incurred in a Restructuring).” For restructurings initiated after December 31, 2002, we apply the provisions of SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” The restructuring accrual requires the use of estimates including the amounts of future lease obligations offset by estimated sublease income. Because we were unable to sublease certain facilities, we revised our estimates of future sublease income and recorded additional restructuring charges in 2003, 2002 and 2001. We believe that our assumptions and estimates utilized in the determination of the restructuring accrual were appropriate based on the information available to management. Future revisions, if any, in our estimates of the potential costs or sublease income could materially impact our results of operations and financial position.

Results of Operations

The following table sets forth our consolidated statements of operations expressed as a percentage of revenue for the periods indicated.

	Year Ended December 31,
	2001	2002	2003
	(as a percent of revenue)

Revenue	100.0%	100.0%	100.0%
Cost of revenue	177.4	93.1	82.5

Gross margin	(77.4)	6.9	17.5

Operating expenses:
Research and development	47.7	46.5	17.7
Sales and marketing	28.1	16.1	7.6
General and administrative	18.0	19.8	10.8
Restructuring and impairment charges	16.2	9.2	2.4
Amortization of deferred stock compensation	23.7	12.3	2.2

Total operating expenses	133.7	103.9	40.7

Loss from operations	(211.1)	(97.0)	(23.2)

Interest income	3.7	0.8	0.1
Interest expense	(0.8)	(1.9)	(11.6)
Other, net	—	—	0.3

Net loss	(208.2)%	(98.1)%	(34.4)%

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue. Revenue for 2003 increased $4.9 million, or 17.0%, to $33.8 million compared to $28.9 million for 2002. The increase was attributable to increased development services revenue of approximately $4.0 million and increased product sales of $900,000. The overall increase in product sales was attributable primarily to our introduction of new products and the increased demand for wireless products and wireless access services during 2003. Total revenue recognized for development services during 2003 and 2002 amounted to $5.4 million and $1.4 million, respectively. In 2003, development services revenue increased as a percentage of total revenue due to specific development projects related to the development of our new UMTS products. We do not expect development services revenue to represent a significant percentage of total revenue in the foreseeable future. In 2003, Sprint PCS and Lucent accounted for approximately 55.0% and 29.8% of our revenue, respectively.

Cost of revenue. Cost of revenue for 2003 increased $1.0 million, or 3.7%, to $27.9 million compared to $26.9 million for 2002. The increase in cost of revenue was attributable to a $2.8 million increase in costs associated with development services and an increase in product royalty costs of approximately $1.2 million, offset by a decrease in manufacturing overhead costs of approximately $1.7 million, a decrease in cost of product sales of approximately $700,000 and a decrease in charges for excess and obsolete inventory of approximately $500,000. Cost of revenue related to product sales increased as we sold more products, but our costs of revenue increased at a lower rate than our revenue due to our reduced manufacturing costs. Total cost of revenue for development services during 2003 and 2002 amounted to $4.3 million and $1.4 million, respectively.

Gross margin. Gross margin for 2003 increased by $3.9 million, to $5.9 million compared to $2.0 million for 2002. The increase was primarily attributable to greater overall sales and increased sales of products with higher margin, increased margin on development services revenue and decreased manufacturing overhead costs discussed above. Gross margin as a percent of revenue increased to 17.5% for 2003 compared to 6.9% for 2002. The increase in gross margin as a percentage of revenue was primarily attributable to sales of products with higher margin in 2003 as compared to 2002 and higher margin on development services revenue.

Research and development expenses. Our research and development expenses for 2003 decreased $7.4 million, or 55.3%, to $6.0 million compared to $13.4 million for 2002. The decrease primarily was attributable to a reduction in research and development personnel, resulting in decreases in salary and related expenses of approximately $2.0 million, outside consulting services of approximately $1.0 million, and supplies and equipment, travel and overhead of approximately $2.0 million, in the aggregate. The remaining decrease of approximately $2.3 million was attributable to the reassignment of research and development personnel to customer-funded development contracts, resulting in these costs being included in cost of revenue for 2003.

Sales and marketing expenses. Sales and marketing expenses for 2003 decreased $2.1 million, or 44.9%, to $2.6 million compared to $4.6 million for 2002. The decrease was a result of a reduction in sales and marketing personnel during 2003, which reduced salary and related expenses by approximately $700,000. The decrease in personnel also resulted in related cost savings of $1.0 million attributable to a reduction in travel, equipment, consulting and other outside services and overhead. Additionally, advertising and marketing costs were reduced by approximately $400,000.

General and administrative expenses. General and administrative expenses for 2003 decreased $2.1 million, or 36.2%, to $3.6 million compared to $5.7 million for 2002. The decrease was primarily attributable to a decrease in professional and outside consultant fees of approximately $1.5 million and a reduction in personnel, resulting in a decrease of approximately $600,000 primarily attributable to salary and related expenses, travel and overhead.

Restructuring and impairment charges. Restructuring and impairment charges for 2003 were $800,000 compared to $2.7 million for 2002. The 2003 charges were comprised of severance payments and other related termination expenses of $300,000, and facility consolidation and lease obligation costs of approximately $500,000. The costs for 2002 were comprised of severance and termination expenses of $800,000, facility consolidation and lease obligation costs of approximately $1.0 million and write-offs related to asset impairments of approximately $900,000.

Amortization of deferred stock compensation. Amortization of deferred stock compensation for 2003 decreased $2.8 million, or 79.2%, to $700,000 compared to $3.6 million for 2002. This decrease was the result of our use of the attribution method of accounting to amortize deferred compensation associated with equity compensation awards in 2000 which results in the majority of this amortization being recognized in the earlier years following the date of grant. The decrease also reflected a reduction in the unamortized portion of the deferred compensation attributable to previously awarded stock options cancelled during 2003 and 2002, totaling $850,000 and $1.1 million, respectively.

Interest income. Interest income for 2003 decreased by approximately $177,000, or 80.0%, to $44,000 compared to $221,000 for 2002. The decrease was primarily due to a reduction in the average cash balances during the year.

Interest expense. Interest expense increased by $3.4 million to $3.9 million compared to $538,000 for 2002. The increase was attributable to interest of $3.7 million associated with the convertible notes issued and converted in 2003, net of a decrease in bank finance charges and interest on capital leases. The interest expense associated with the convertible notes was a result of the proceeds of the convertible notes allocated to the beneficial conversion feature and related warrants. Because all the convertible notes were converted into Series B preferred stock during 2003, we recognized interest expense equal to the remaining value of the beneficial conversion feature and related warrants, which otherwise would have been ratably accreted over the term of the notes.

Net loss. The net loss for 2003 decreased $16.7 million, or 58.9%, to $11.6 million compared to $28.3 million for 2002 for the reasons stated above.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue. Revenue for 2002 decreased $14.8 million, or 33.9%, to $28.9 million compared to $43.6 million for 2001. The decrease in revenue for 2002 was attributable to lower product sales of $16.0 million and a $1.4 million product return of GPRS units from a European distributor, partially offset by an increase in non-recurring engineering revenue of $1.0 million, and $1.4 million received in connection with the settlement of claims related to the bankruptcy of Metricom, one of our former customers. The overall decrease in product revenues reflected lower unit volumes of sales attributable to the decline in demand for wireless products and wireless access to data over the prior period.

Cost of revenue. Our cost of revenue for 2002 decreased $50.5 million, or 65.3%, to $26.9 million compared to $77.4 million for 2001. Of the total decrease, $33.5 million was attributable to decreased charges for excess and obsolete inventory, $13.1 million was attributable to reduced product sales and $3.9 million was attributable to cost savings related to reductions in our manufacturing capacity.

Gross margin. Our gross margin for 2002 increased by $35.8 million, to $2.0 million compared to negative $33.8 million for 2001. The increase in gross margin was attributable primarily to the lower cost of revenue for 2002 compared to 2001 as described above.

Research and development expenses. Our research and development expenses for 2002 decreased $7.4 million, or 35.6%, to $13.4 million compared to $20.8 million for 2001. The decrease primarily was attributable to the continued restructuring of our research and development program, including a reduction in research and development personnel, resulting in a decrease in salary and related expenses of approximately $3.4 million, outside consulting services of approximately $1.0 million, and supplies and equipment, travel and overhead of approximately $4.4 million. An additional $800,000 of the decrease was attributable to the reassignment of research and development personnel to customer-funded development contracts, resulting in these costs being included in cost of revenue for 2002. In addition, we reached technological feasibility on certain software development activities and capitalized $102,000 during the year ended December 31, 2002 as compared to $2.3 million during the same period in 2001.

Sales and marketing expenses. Sales and marketing expenses for 2002 decreased $7.6 million, or 62.2%, to $4.6 million compared to $12.3 million for 2001. The decrease was attributable to our continued restructuring, including a reduction in sales and marketing personnel, resulting in a decrease in salary and related expenses of approximately $4.5 million and a decrease in advertising and marketing costs of approximately $1.1 million. The decrease in personnel also resulted in related costs savings of $2.0 million attributable to travel, equipment, consulting and other outside services and overhead.

General and administrative expenses. General and administrative expenses for 2002 decreased $2.1 million, or 27.1%, to $5.7 million compared to $7.8 million for 2001. The decrease was attributable to our continued restructuring, comprised primarily of a reduction in personnel, resulting in a decrease of approximately $2.5 million related to salaries. This decrease was offset by a net increase in other administrative expenses of $400,000 principally related to allocable overhead expense.

Restructuring and impairment charges. Restructuring and impairment charges for 2002 were $2.7 million compared to $7.1 million for 2001. The costs for 2002 were comprised of severance payments and other related termination expenses of approximately $800,000, facility consolidation and lease obligation costs of approximately $1.0 million and write-offs attributable to asset impairments of approximately $900,000. The costs for 2001 were comprised of severance payments and other related termination expenses of approximately $2.3 million, lease obligation costs on closed facilities of approximately $2.7 million and write-offs attributable to asset impairments of approximately $2.2 million.

Amortization of deferred stock compensation. Amortization of deferred stock compensation for 2002 decreased $6.8 million, or 65.7%, to $3.6 million compared to $10.4 million for 2001. This decrease was the result of our use of the attribution method of accounting to amortize deferred compensation associated with equity compensation awards in 2000, and a reduction in the unamortized portion of the deferred compensation attributable to previously awarded stock options cancelled during 2001 and 2002, totaling $1.5 million and $1.1 million, respectively.

Interest income. Interest income for 2002 decreased by approximately $1.4 million, or 86.2%, to approximately $200,000 compared to $1.6 million for 2001. The decrease was primarily due to a reduction in the cash balances in 2002 compared to 2001.

Interest expense. Interest expense increased by approximately $210,000 to $540,000 compared to approximately $330,000 for 2001. The increase was attributable to an increase in bank finance charges and interest on capital leases.

Net loss. The net loss for 2002 decreased $62.6 million, or 68.8%, to $28.3 million compared to $90.9 million for 2001 for the reasons stated above.

Liquidity and Capital Resources

We have incurred significant costs to develop our technologies and products. These costs have exceeded total revenue and we have sustained substantial losses from operations in each period since our inception and have used substantially all of our available cash resources to fund operations. During 2003, we incurred a net loss of $11.6 million. As of December 31, 2003, we had an accumulated deficit of $247.1 million, working capital of $2.3 million and approximately $3.9 million in cash and cash equivalents.

We have funded our operations primarily through sales of our equity and debt securities, and to a lesser extent through capital lease arrangements and borrowings under our line of credit. We raised approximately $57.2 million from our initial public offering in the fourth quarter of 2000, net proceeds of approximately $25.9 million from the private placement of our Series A preferred stock in December 2001, net proceeds of approximately $2.4 million from the common stock private placement in September 2002, and net proceeds of $2.6 million from the private placement of Series B preferred stock in 2003, including the related convertible notes and common stock purchase warrants. As of April 27, 2004, all of the outstanding shares of our Series A preferred stock and all but 4,516 shares of our outstanding Series B preferred stock had been converted into shares of our common stock in accordance with their respective terms. During 2003, we received aggregate proceeds of approximately $2.5 million in connection with the issuance of 2,370,732 shares of common stock upon the exercise of certain outstanding warrants.

Historical Cash Flows

Net cash used in operating activities. Net cash used in operating activities decreased by $28.3 million to approximately $400,000 for 2003 from approximately $28.7 million for 2002. This decrease was primarily attributable to the reduction in our net loss from $28.3 million in 2002 to $11.6 million in 2003 and an increase of $5.2 million in advanced payments received and recorded in deferred revenue. The 2003 net loss includes a $3.7 million non-cash accretion of interest expense on the convertible notes and a $700,000 non-cash charge for deferred stock-based compensation expense related to stock options issued to employees during 2000. These increases were offset by an increase in accounts receivable of $2.3 million, an increase in restricted cash of approximately $500,000 and a decrease in inventory purchase commitments of approximately $500,000.

Net cash used in investing activities. Net cash used in investing activities for 2003 was approximately $300,000, consistent with the net cash used in investing activities in 2002. This net activity was the result of an increase of $321,000 related to the proceeds from the sale of property and equipment and reduced capitalized software development costs of $100,000, offset by an increase in the purchase of licensed technologies of approximately $400,000.

Net cash provided from financing activities. Net cash provided by financing activities during 2003 was $3.0 million, compared to $1.5 million for 2002. The cash provided from financing activities in 2003 was primarily attributable to the net proceeds of $1.5 million from the private placement of our Series B preferred stock and related common stock purchase warrants, the private placement of $1.1 million of notes convertible into shares of Series B preferred stock and related common stock purchase warrants, and proceeds from the exercise of common stock options and warrants of $2.8 million.

Current Sources of Capital and Liquidity

As of December 31, 2003, we had working capital of $2.3 million and approximately $3.9 million in cash and cash equivalents. In January 2004, we completed the private placement of 1,142,855 shares of common stock and common stock purchase warrants resulting in net proceeds of approximately $7.5 million.

We are party to an accounts receivable purchase facility with a bank which allows us to borrow up to the lesser of $6.7 million or 75.0% of certain eligible accounts receivable balances. This facility bears interest at 1.5% per month when utilized. The facility is secured by substantially all of our assets. As of December 31, 2003, no borrowings were outstanding under this facility. The amount available under this facility at December 31, 2003 was approximately $6.3 million. The facility expires in November 2004.

Contractual Obligations and Commercial Commitments

The following table summarizes our contractual obligations and other commitments at December 31, 2003, and the effect such obligations could have on our liquidity and cash flow in future periods:

	Payments Due by Fiscal Year
	2004	2005	2006	2007	Thereafter	Total
Capital lease and other obligations	$84,000	$—	$—	$—	$—	$84,000
Operating leases	1,195,000	751,000	626,000	469,000	—	3,041,000
Committed purchase orders	6,820,000	—	—	—	—	6,820,000

Total contractual cash obligations	$8,099,000	$751,000	$626,000	$469,000	$—	$9,945,000

Other Liquidity Needs

During the next twelve months we plan to incur approximately $3.0 million to $5.0 million of costs for the acquisition of additional licenses and for capital expenditures. In addition, certain of our operating leases related to consolidated facilities obligate us to pay an aggregate of approximately $1.2 million over the next four years.

The following table displays the activity and balances of the restructuring accrual from January 1, 2002 to December 31, 2003:

	Employee Termination	Facility Consolidation	Asset Impairments	Total
2002
Balance—January 1, 2002	$184,000	$1,215,000	$365,000	$1,764,000
Charges	778,000	1,002,000	870,000	2,650,000
Cash payments	(867,000)	(981,000)	—	(1,848,000)
Asset impairments	—	—	(1,235,000)	(1,235,000)

Balance—December 31, 2002	$95,000	$1,236,000	$—	$1,331,000

2003
Charges	$336,000	$492,000	$—	$828,000
Cash payments	(431,000)	(597,000)	—	(1,028,000)
Foreign exchange loss	—	91,000	—	91,000

Balance—December 31, 2003	$—	$1,222,000	$—	$1,222,000

Our outstanding shares of Series B preferred stock do not require the payment of cash dividends. Our Series B preferred stock is redeemable if we experience a change of control, including the acquisition by a person or group of beneficial ownership of more than 50.0% of our voting power. Each of the holders of our Series B preferred stock has executed an agreement to irrevocably waive their rights to redemption on the seventh anniversary of the issuance of such shares of Series B preferred stock held by each of them. However, our authorized capital includes unissued “blank check” preferred stock, the issuance of which may be approved by our board of directors without the prior consent of our stockholders and which can be used to effectively prevent a change of control. As a result, we do not expect to redeem any shares of our Series B preferred stock in the foreseeable future. However, in the event our board of directors approves a merger or does not otherwise act to prevent a change of control through the use of our authorized and unissued preferred stock, the redemption features could be triggered. As of December 31, 2003, our total redemption obligation would have equaled $6.1 million.

The holders of all of our outstanding shares of Series B preferred stock have notified us in writing of their intention to convert all such shares of Series B preferred stock, including all declared and unpaid dividends thereon, into shares of our common stock, subject to, and effective upon, the timely completion of this offering on the terms described herein.

We believe that our available cash reserves, including net proceeds of approximately $7.5 million received in January 2004 in connection with our recent private placement, together with our budgeted operating cash flows and the estimated proceeds of this offering, will be sufficient to fund operations, including the expansion of our sales and marketing team, the further development of our new products and the related increase in our general and administrative expenses, and to satisfy our working capital requirements and anticipated capital expenditures for the next twelve months. Our future revenue is dependent upon our ability to fulfill our commitments in accordance with agreements with a small number of major customers. Our liquidity could be impaired if there is any interruption to our business operations or a failure to generate additional revenue from new or existing products.

Backlog

We believe that backlog is not a meaningful indicator of our future business prospects due to the large volume of products delivered to wireless operators, who in turn sell our products to their customers, and our dependency on evolving wireless network standards. Therefore, we believe that backlog information is not material to an understanding of our overall business.

New Accounting Pronouncements

In May 2003, the Financial Accounting Standards Board (FASB) issued SFAS No. 150 “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity. SFAS No. 150 requires those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. For financial instruments created before the issuance date of SFAS No. 150 and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The adoption of SFAS No. 150 did not have any impact on our financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies the financial accounting and reporting requirements, originally established in SFAS No. 133, for derivative instruments and hedging activities. SFAS No. 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003, excluding certain implementation issues that have been effective prior to this date under SFAS No. 133. The adoption of this statement has not had any impact on our operating results or financial position.

In November 2002, the EITF issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables contains more than one unit of accounting for the purposes of revenue recognition and how the revenue arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 applies to revenue arrangements entered into after June 15, 2003. We adopted the provisions of EITF Issue No. 00-21 as of July 1, 2003 and have applied the provisions to our subsequent joint development and supply agreements.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on our consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which addresses the consolidation of certain entities (variable interest entities, or VIE’s) in which an enterprise has a controlling financial interest through other than voting interests. FIN 46 requires that a variable interest entity be consolidated by the holder of the majority of the expected risks and rewards associated with the activities of the variable interest entity. FIN 46 was effective for VIE’s entered into prior to February 1, 2003 in periods beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on our consolidated financial condition or results of operations. In January 2004, the FASB issued a revision to FIN 46 (FIN 46R), to clarify some requirements and add new scope exceptions. The revised guidance is effective for the first reporting period beginning after December 15, 2003. The adoption of the provisions of FIN 46R is not expected to have any impact on our consolidated financial condition or results of operations.

Quantitative and Qualitative Disclosures About Market Risk

Interest Rate Risk

As of December 31, 2003 our cash and short-term investments totaled $3.9 million. We generally place our cash and short-term investments in high-credit quality instruments, primarily U.S. Government obligations and corporate obligations with contractual maturities of less than one year. These investments are not held for trading or other speculative purposes. Changes in interest rates affect the income we earn on our investments and therefore impact our cash flows and results of operations.

Borrowings under our accounts receivable purchase facility with Silicon Valley Bank bear interest at a variable rate based on the U.S. prime rate of interest. As of December 31, 2003 we owed no amounts under this facility.

Foreign Currency Exchange Rate Risk

Substantially all of our sales to date have been denominated in U.S. dollars. As a result, we do not experience any significant foreign currency gains or losses related to our revenues.

In 2003, however, approximately 22% of our revenue was derived from transactions with customers outside the United States and we expect this percentage to grow in 2004. To the extent that we engage in international sales denominated in U.S. dollars, an increase in the value of the U.S. dollar relative to foreign currencies could make our products relatively more expensive in international markets.

A portion of our expenses, exclusively related to our R&D facility in Calgary, Alberta, Canada, is denominated in Canadian dollars while our functional currency is the U.S. dollar. In 2003, as a result of the appreciation of the Canadian dollar relative to the U.S. dollar, we realized foreign currency losses of approximately $100,000. In the event the Canadian dollar continues to appreciate in 2004 we will experience additional foreign currency losses. Holding all other variables constant and on a hypothetical basis, a further 10% increase in the value of the Canadian dollar against the U.S. dollar over 2004 would result in approximately $300,000 in foreign currency losses for the year. Conversely, a 10% decrease over 2004 would result in approximately $300,000 in foreign currency gains for the year.

We will continue to monitor our exposure to foreign currency fluctuations and although we have never used financial hedging techniques to date, we may use them in the future to minimize the effect of these fluctuations. Nevertheless, we cannot assure you that these fluctuations will not adversely affect our results of operations in the future.

BUSINESS

Overview

We are a provider of wireless broadband access solutions for the worldwide mobile communications market. Our broad range of products includes wireless data modems and software for laptop PCs, embedded wireless modules for original equipment manufacturers, or OEMs, and ruggedized wireless data modems for public safety and telemetry applications. Through the integration of our hardware and software, our products are designed to operate on a majority of global wireless networks and provide mobile subscribers with secure and convenient access to data including corporate, public and personal information through the Internet and enterprise networks. We also offer software engineering and design services to our customers to facilitate the use of our products.

Our end-customers include wireless operators such as AT&T Wireless, China Mobile, mmO2, Sprint PCS, Telecom Italia Mobile, Telefonica and T-Mobile. Our products are also sold domestically and internationally to OEMs such as Dell and Hewlett-Packard (HP), value added resellers, or VARs, such as Beida Jade Bird Group, and distributors such as Hugh Symons. In addition, we have strategic technology, development and marketing relationships with leading companies such as Sprint PCS, Verizon Wireless, Lucent Technologies and IBM, each of which is also a customer of ours.

Industry Background

Growth of the Wireless Communications Market

The wireless communications market has experienced rapid growth as wireless communications products and services have become widely available and increasingly affordable. This rapid growth has been driven by numerous factors including technological advances, reduced costs for wireless devices, changes in telecommunications regulations and the allocation and licensing of additional radio spectrum. According to a January 2004 report from Gartner Dataquest, an industry research firm, worldwide wireless operators have experienced compound annual revenue and subscriber growth rates of 20.4% and 34.1%, respectively, over the five-year period from 1998 to 2003.

Growth of Wireless Wide Area Networking

While wireless networks have traditionally been used to support voice communications, the industry is currently experiencing an increased demand to support wireless access to data. As a result, solutions for wireless access to data such as Wireless Wide Area Networking (WWAN), Wireless Local Area Networking (WLAN, 802.11x, or Wi-Fi) and Bluetooth have become more common. While Bluetooth and WLAN technologies are designed to operate in low mobility or stationary environments, WWAN has the ability to offer broader coverage, increased mobility and roaming capabilities.

IDC, an industry research firm, reported in September 2003 that WWAN infrastructure spending was $38.4 billion in 2002. We anticipate that future growth in the WWAN market will be driven by several factors, including:

•	Increased Mobility of the Modern Workforce. The increased mobility of the modern workforce and the prevalence of the Internet and e-mail as business tools have increased demand for wireless access to data. Mobility provided by WWAN access solutions has the potential to substantially increase worker productivity away from the office.

•	Upgrades in Wireless Infrastructure. Over the past several years, wireless operators have been upgrading their networks to support fast and reliable data transmission. As these wireless data services become more broadly available and service plans become more affordable, an increasing number of laptop PCs and other access devices are being designed to use WWAN in order to access data.

•	Increased Availability and Sophistication of Mobile Computing Devices. In response to the greater availability of wireless data services, OEMs have introduced a range of devices that incorporate WWAN functionality including laptop PCs, personal digital assistants, or PDAs, and mobile phones.

Emergence of Next Generation Wireless Networks

WWAN services are provided over wireless communication networks, which operate using several different and evolving transmission standards and radio band frequencies. First generation, or 1G, analog technology is expected to be phased-out over the next five years. Second generation, or 2G, wireless technologies include Code Division Multiple Access (CDMA), Time Division Multiple Access (TDMA), Global System for Mobile Communications (GSM) and Integrated Digital Enhanced Network (iDEN). Second generation technologies have been supplemented with 2.5G packet-switched data standards, which have extended the life of 2G services by adding more efficient wireless data capabilities. These 2.5G standards include:

•	General Packet Radio Service, or GPRS, is a packet-switched service that allows data to be sent and received over the existing GSM network. With GPRS, subscribers can attain wireless access to data at maximum speeds of up to 114 kbps, approximately twice as fast as the maximum connection speed of a standard dial-up wireline connection which is 56.6 kbps.

•	CDMA 1xRTT provides voice and data capabilities which allow subscribers to attain wireless access to data at maximum speeds of up to 153.6 kbps.

•	Enhanced Data Rates for GSM Evolution, or EDGE, further enhances GSM/GPRS by adopting new modulation technology to achieve higher data rates. With EDGE, subscribers can attain wireless access to data at maximum speeds of up to 384 kbps.

The wireless communications industry has developed specifications for third generation, or 3G, standards to accommodate increased data transmission and to allow for faster transmission speeds. These 3G standards include:

•	Universal Mobile Telecommunications Systems, or UMTS, designed to be employed by GSM operators. UMTS is also referred to as Wideband Code Division Multiple Access, or W-CDMA. With UMTS, subscribers can attain wireless access to data at maximum speeds of up to 384 kbps.

•	CDMA 1xEV-DO and CDMA 1xEV-DV, designed to be employed by CDMA operators and provide wireless access speeds comparable to wireline DSL services. Subscribers can attain wireless access to data at maximum speeds of up to 2.4 Mbps on CDMA 1xEV-DO networks and 3.1 Mbps on CDMA 1xEV-DV networks.

IDC forecasts 3G infrastructure spending to grow at a 41.4% compound annual growth rate from $4.0 billion in 2003 to $16.0 billion in 2007. We believe that this significant growth will be driven by demand from wireless operators for:

•	Enhanced spectrum efficiencies;
•	Increased average revenue per user, or ARPU;
•	Reduced subscriber turnover;
•	Increased network capacity;
•	Lower operating costs; and
•	Expanded revenue opportunities.

Our Products

We offer a wide range of wireless broadband access solutions for the worldwide mobile communications market. Our products are designed to operate across 2.5G wireless networks, including GPRS and CDMA 1xRTT, and 3G networks, including W-CDMA/UMTS and CDMA 1xEV-DO, using single or multiple radio band frequencies. The following table illustrates our principal product lines and applications:

Product	Applications
Wireless PC Card Modems
• Merlin wireless PC card for UMTS • Merlin wireless PC card for CDMA 1xRTT	• Laptop PCs and other platforms supporting PCMCIA interfaces
• Merlin wireless PC card for GPRS
• Merlin wireless PC card for CDMA 1xEV-DO (currently in development)

Embedded Wireless Modules for OEMs
• Expedite Wireless Embedded Modem for CDMA 1xRTT	• Point of sale terminals, automated teller machines, vehicle and asset tracking and inventory monitoring

Ruggedized Wireless Data Modems
• Freedom Box for GPRS	• Public safety and telemetry
• Freedom Box for CDMA 1xRTT

Communications Software
• MobiLink Mobile Communications Suite	• Quick and simple access to advanced connectivity features

Merlin Wireless PC Card Modems

Our Merlin wireless PC card modems provide mobile subscribers with secure and convenient high-speed wireless access to data including corporate, public and personal information through the Internet and enterprise networks. Each of our Merlin wireless PC card modems is approximately the size of a credit card and slides inside standard Type II PC card slots in laptop PCs and other products employing PCMCIA interfaces. All of our Merlin wireless PC card modems are compatible with multiple operating systems, including Microsoft Windows 98, 2000, Millennium Edition, XP and Pocket PC. The following is a representative selection of our Merlin wireless PC card modems:

•	The Merlin U530 is a tri-band (900/1800/2100 MHz) wireless PC card modem designed to provide mobile subscribers with high-speed wireless access to data over 3G UMTS networks. The Merlin U530 enables wireless access to data at speeds of up to approximately 384 kbps in UMTS coverage areas and 53.6 kbps in GPRS coverage areas. This product was introduced in March 2003 and was created under a joint development agreement with Lucent Technologies. Commercial sales of the Merlin U530 began in December 2003.

•	The Merlin C201 is a single band (1900 MHz) wireless PC card modem designed to provide mobile subscribers with high-speed wireless access to data over CDMA 1xRTT networks. The Merlin C201 enables wireless access to data at maximum speeds of up to approximately 153.6 kbps in CDMA 1xRTT coverage areas and 14.4 kbps in CDMA circuit-switched coverage areas. Equipped with a built-in antenna for maximum network coverage and enhanced portability, the Merlin C201 also enables two-way Short Messaging Service, or SMS, capabilities allowing subscribers to send and receive text messages for quick person-to-person or group chats from their laptop PCs.

•	The Merlin G301 is a tri-band (900/1800/1900 MHz) wireless PC card modem designed to provide mobile subscribers with wireless access to data over global GSM/GPRS networks. The Merlin G301 enables wireless access to data at maximum speeds of up to approximately 53.6 kbps in GPRS coverage areas and 14.4 kbps in GSM coverage areas. The Merlin G301 is equipped with a robust removable antenna to enhance portability and enables SMS capabilities.

•	The Merlin G100 is a single band (1900 MHz) wireless PC card modem designed to provide mobile subscribers with wireless access to data over GSM/GPRS networks. The Merlin G100 enables wireless access to data at maximum speeds of up to approximately 53.6 kbps in GPRS coverage areas and 14.4 kbps in GSM coverage areas.

•	The Merlin G201 is a dual band (900/1800 MHz) wireless PC card modem designed to provide mobile subscribers with wireless access to data over GSM/GPRS networks. The Merlin G201 enables wireless access to data at maximum speeds of up to approximately 53.6 kbps in GPRS coverage areas and 14.4 kbps in GSM coverage areas. The Merlin G201 is equipped with a robust removable antenna to enhance portability and enables SMS capabilities.

•	The Merlin V620 is a dual band (800/1900 MHz) wireless PC card modem being designed to provide mobile subscribers with wireless access to data at maximum speeds of up to approximately 2.4 Mbps on CDMA 1xEV-DO networks. In February 2004, we announced an agreement with Verizon Wireless to introduce products based on the CDMA 1xEV-DO standard.

Expedite Embedded Wireless Modules for OEMs

The Expedite C201 Wireless Embedded Modem is a single band wireless module designed for integration into equipment and devices for vertical markets such as point of sale terminals, automated teller machines, vehicle and asset tracking, inventory monitoring and other applications. The modem has two separate firmware options to provide high-speed wireless access to data at maximum speeds of up to approximately 153.6 kbps in CDMA 1xRTT coverage areas or 14.4 kbps in CDMA circuit-switched coverage areas. The Expedite C201 enables SMS text messaging and can enhance laptop PCs, handheld devices, tablet PCs and smart phones by providing high-speed wireless access to data including corporate, public and personal information through the Internet and enterprise networks. The modules’ over-the-air download feature also helps reduce life cycle cost and keeps the product operating at peak performance by allowing firmware upgrades without having to physically recall the unit.

Freedom Box Ruggedized Wireless Data Modems

The Freedom Box family of ruggedized wireless data modems includes the Freedom Box FB 200C for use in CDMA 1xRTT coverage areas and the Freedom Box FB 200G for use in GSM/GPRS coverage areas. The Freedom Box product line is designed to operate in harsh conditions, including extremes of temperature, humidity, vibration and noise. Integrated with its own TCP/IP stack, which facilitates transmission of serial data from non-IP devices, the Freedom Box is a powerful and versatile communications device that enables remote telemetry applications, such as utilities monitoring, traffic measurement and control, public safety applications, environmental monitoring and primary and redundant connectivity for automated teller machines, routers and enterprise servers.

MobiLink Mobile Communications Suite

Residing on the mobile subscriber’s laptop PC, our MobiLink mobile communications suite is an object-oriented software application that enables users to gain quick and simple access to advanced connectivity features such as SMS, multimedia messaging and virtual private networking. MobiLink also offers video telephony and WLAN management capabilities. MobiLink’s graphical user interface and underlying functionality are designed to be modular, easily configurable and expandable in order to enable our customers to differentiate their product offerings. MobiLink is currently bundled with our Merlin wireless PC card modem. In the future, we anticipate offering MobiLink as a separate, value-added application.

Our Strategy

Our objective is to be the leading provider of wireless broadband access solutions for the worldwide mobile communications market. The key elements of our strategy are to:

•	Commercialize Our 3G Products Worldwide. We intend to offer our customers the most advanced 3G products available on the market. To date, we have announced orders for 3G UMTS products from wireless operators such as T-Mobile and Telefonica. Additionally, in February 2004 we announced an agreement with Verizon Wireless to introduce products based on the 3G CDMA 1xEV-DO standard. We intend to continue expanding the rollout of our 3G products with leading wireless operators worldwide.

•	Leverage Strategic Relationships with Wireless Industry Leaders. We believe that strategic relationships with wireless industry leaders are critical to our ability to leverage sales opportunities and ensure that our technology investments address customer needs. Through strategic relationships, we increase market penetration by accessing the resources of others, including access to distribution resources, exclusive sales and marketing and insight into future technology and market opportunities. For example, our strategic relationship with Lucent Technologies allows us to leverage its significant resources, network capabilities and service offerings in order to penetrate operators of 3G UMTS networks. In addition to Lucent Technologies, our strategic relationships include agreements with major wireless operators such as Sprint PCS and leading technology companies such as IBM.

•	Capitalize on Our Direct Relationships with Wireless Operators. We intend to capitalize on our direct relationships with wireless operators in order to increase our worldwide market position. In Europe, we are working closely with wireless operators of 3G UMTS wireless networks. In North America, we have an agreement with Verizon Wireless to introduce high-speed wireless access products using the 3G CDMA 1xEV-DO standard and we continue to work closely with Sprint PCS on CDMA 1xRTT. In Asia, we intend to strengthen our market presence by continuing to work directly with wireless operators such as China Unicom and China Mobile, or through VARs which provision for operators, by offering comprehensive solutions based on our wireless expertise.

•	Continue to Target Key Vertical Market Opportunities and Penetrate New Markets. We believe that on-going developments in wireless technologies will create additional vertical market opportunities and more applications for our products. Currently, we market our wireless broadband access solutions to key vertical industry segments by offering innovative products that increase productivity, reduce costs and create operational efficiencies. We are currently working with, among others, AT&T Wireless and Sprint PCS in telemetry applications, Commerciant in retail/point of sale, Caltrans in public safety, Puget Sound Energy in utilities and Remote Knowledge in asset tracking.

•	Increase the Value of Our Products. We will continue to add new features and functionality to our products and develop new software applications to enhance the overall value and ease of use that our products provide to our customers. For example, we intend to add features such as two-way SMS, voice capabilities, Virtual Private Networks, or VPNs, for secure access and Global Positioning System, or GPS, for location monitoring. We also intend to continue to apply our technological expertise to reduce the overall size, weight, cost and power consumption of our products, while increasing their capabilities and performance.

Customers

Our global end-customer base is comprised of wireless operators, OEMs, VARs, distributors and various companies in other vertical markets. Our end-customers include:

Wireless Operators	OEMs, VARs and Distributors
AT&T Wireless	Beida Jade Bird Group
mmO[2]	Computer Discount Warehouse (CDW)
Orange	Dell
Sprint PCS	HP
Telefonica	Hugh Symons
T-Mobile	IBM
Verizon Wireless	Remote Knowledge

Certain of our end-customers, such as HP, Orange, and T-Mobile, have purchased our products through our strategic relationships with Sprint PCS and Lucent Technologies. Other end-customers, such as Dell and Remote Knowledge, purchase our products through our VARs and distributors. We also recently entered into an agreement with Verizon Wireless for the development of 3G CDMA 1xEV-DO products and expect to begin shipping products under such agreement before the end of 2004.

Our strong customer relationships provide us with the opportunity to expand our market reach and sales:

•	Wireless Operators. By working closely with our wireless operator customers, we are able to drive demand for our products by combining our expertise in wireless technologies with the operators’ sales and marketing reach over a global subscriber base. Our operator customers also provide us with important services, including field trial participation, technical support, wireless data marketing and access to additional indirect distribution channels. To leverage these services, we provide operators with early access to new products and technical training.

•	OEMs, VARs and Distributors. Our OEM customers integrate our products into devices that they manufacture and sell to end-users through their own direct sales forces and indirect distribution channels. Our products are capable of being integrated into a broad range of devices, including but not limited to laptop PCs, vehicle location devices, electric meters, vending machines, industrial equipment and wireless credit processing and point of sale devices. Examples of our OEM customers include Dell, HP and Remote Knowledge. We seek to build strong relationships with our OEM customers by working closely with them and providing application engineering support during the integration of our products. We also work closely with select domestic and international VARs and distributors and view them as important channels for the distribution of our products. Examples of our VARs and distributors include Beida Jade Bird Group in China and Hugh Symons in Europe.

Strategic Relationships

We continue to develop and maintain strategic relationships with wireless industry leaders. Through strategic relationships, we have been able to increase market penetration by leveraging the resources of our channel partners, including their access to distribution resources, increased sales opportunities and insight into future technology and market opportunities.

Our strategic relationships include technology and marketing relationships with wireless operators, OEM customers that integrate our products into other devices, VARs, distributors and leading technology providers. Our key strategic relationships include:

•

Sprint PCS. Sprint PCS operates an all-digital, nationwide, voice and data wireless network in the United States. In February 2002, we entered into a three-year global agreement under which we develop and provide Sprint PCS with wireless PC card modems that run on Sprint PCS’ CDMA 1xRTT network as well as on a next generation 3G network.

•	Verizon Wireless. In January 2004, we entered into an agreement with Verizon Wireless to introduce high-speed wireless access products based on the 3G CDMA 1xEV-DO standard. Under the terms of this agreement, we expect to begin shipping products to Verizon Wireless before the end of 2004.

•	Lucent Technologies. In June 2002, we entered into a Joint Development Agreement with Lucent to create next generation, wireless data access products designed to provide mobile subscribers with high-speed wireless access to the Internet and corporate intranets over 3G UMTS networks. Under the terms of the agreement, as amended in July 2003, we have developed multi-mode, multi-band UMTS/GPRS wireless PC card modems, and Lucent has contributed research, development and marketing support.

•	IBM. In September 2002, we entered into a global supply agreement with IBM. Under the terms of this agreement, IBM offers its enterprise customers the option to bundle our wireless broadband access solutions along with their laptop PCs. We intend to continue to work closely with IBM to promote the sales of our products directly into the enterprise marketplace.

Sales and Marketing

We sell our wireless broadband access solutions to wireless operators, OEMs, VARs and distributors located worldwide. Most of our sales to wireless operators and OEMs are sold directly through our sales force. We also use an indirect sales distribution model through the use of select VARs and distributors.

In order to maintain strong sales relationships, we provide co-marketing, trade show support and demo units for merchandising. We are also engaged in a wide variety of activities, such as awareness and lead generation programs, as well as product marketing. Other marketing initiatives include public relations, seminars, and co-marketing and co-branding with partners.

We are continuing to drive adoption of our products through increased global marketing activities, expansion of our sales team and distribution networks and continued leverage of our strategic relationships with wireless industry leaders.

Product Development and Research

Our product development efforts are focused on developing innovative wireless broadband access solutions to address opportunities presented by next generation wireless networks and improving the functionality, design and performance of our products. We intend to continue to identify and respond to our customers’ needs by introducing new product designs with an emphasis on ease-of-use, performance, size, weight, cost and power consumption.

We manage our products through a structured life cycle process, from identifying initial customer requirements through development and commercial introduction to eventual phase-out. During product development, emphasis is placed on time-to-market, meeting industry standards and customer product specifications, ease of integration, cost reduction, manufacturability, quality and reliability.

Our product development efforts leverage our core expertise in the following key technology areas:

•	Advanced Radio Frequency Design. Advanced Radio Frequency, or RF, design is the key technology that determines the performance of wireless devices. We have specialized in 800/900/1800/1900 and 2100 MHz designs for digital cellular, packet data and spread spectrum systems. Our RF technology contributes to the performance, small size and low cost of our products.

•	Miniaturization and System Integration. Small systems integration is the integration of application specific integrated circuits, or ASICs, RF and baseband integrated circuits and packaging technologies. The complete wireless modem is packaged into a module less than half the size of a credit card through the use of advanced integrated circuit designs, embedded software modems and multi-layer RF stripline technologies. We will continue to augment our miniaturization technology, working to further reduce the size and cost of current and future products.

Manufacturing

We outsource the manufacturing of all our products to LG Innotek. Under our manufacturing agreement, LG Innotek provides us with services including component procurement, product manufacturing, final assembly, testing, quality control, fulfillment and delivery services.

We outsource our manufacturing in an effort to:

•	Focus on our core competencies;
•	Minimize our capital expenditures and lease obligations;
•	Realize manufacturer economies of scale;
•	Achieve production scalability by adjusting manufacturing volumes to meet changes in demand; and
•	Access best-in-class manufacturing resources.

We believe that additional assembly line efficiencies are realized due to our product architecture and our commitment to process design. Direct materials for our products consist of tooled parts such as printed circuit boards, molded plastic components, metal components and ASICs, as well as industry-standard components such as transistors, integrated circuits, piezo-electric filters, duplexers, inductors, resistors and capacitors. Many of the components used in our products are similar to those used in cellular telephone handsets, helping to reduce our manufacturing costs through the use of standard components.

Our operations organization manages our relationship with LG Innotek and focuses on improvements in design-for-manufacturing, test procedures, quality, cost optimization and production scheduling.

Intellectual Property

Our wireless broadband access solutions and operations rely on and benefit from our portfolio of intellectual property. We currently own 22 United States patents, four of which are also registered in Canada. In addition, we currently have 28 United States patent applications pending. From time to time we also seek to have our patents registered in selected foreign jurisdictions. The patents that we currently own expire at various times between 2005 and 2020.

We own a number of trademarks and service marks, including Expedite, Freedom Box, Merlin and MobiLink, each with its accompanying designs, as well as the Novatel Wireless logo.

We license CDMA technology from QUALCOMM for integration into our products. These licenses allow us to manufacture CDMA-based wireless modems and to sell or distribute them worldwide. In connection with such sales, we pay royalties to QUALCOMM. The licenses do not have a specified term and may be terminated by us or by QUALCOMM for cause or upon the occurrence of other specified events. In addition, we may terminate the licenses for any reason upon 60 days prior written notice. We have also granted to QUALCOMM a nontransferable, worldwide, nonexclusive, fully-paid and royalty-free license to use, in connection with wireless communications applications, certain intellectual property of ours that is used in our products which incorporate the CDMA technology licensed to us by QUALCOMM. This license allows QUALCOMM to make, use, sell or dispose of such products and the related components.

Competition

The market for wireless broadband access solutions is rapidly evolving and highly competitive. It is likely to continue to be significantly affected by the evolution of new wireless technology standards, new product introductions and the market activities of industry participants. We believe the principal competitive factors impacting the market for our products are form factor, time-to-market, features and functionality, performance, quality, brand and price. To maintain and improve our competitive position, we must continue to develop new products, expand our customer base, grow our distribution network and leverage our strategic relationships.

Our primary competitors include Option International, Sierra Wireless, Sony-Ericsson and Wavecom. We believe that we have advantages over each of our primary competitors due to the technical and engineering design of our products, the broad range of solutions that we offer, the ease-of-use of our products, our ability to adapt our products to specific customer needs and our competitive pricing. As the market for wireless broadband access solutions expands, other entrants may seek to compete with us.

Employees

As of December 31, 2003, we had 80 employees, including nine in sales and marketing, 50 in product development and research, seven in operations, and 14 in general and administrative functions. Our employees are not represented by any collective bargaining unit and we consider our relationship with our employees to be good.

MANAGEMENT

The following sets forth certain biographical information concerning each of our directors and our executive officers as of April 27, 2004.

Board of Directors

Name	Age	Position	Director Since
Mark Rossi	47	Chairman of the Board	1999
Robert H. Getz	42	Director	1999
Peter V. Leparulo	45	Director, Chief Executive Officer	2003
Peng K. Lim	41	Director	2001
Daniel E. Pittard	54	Director	2002
Horst J. Pudwill	58	Director	2003
David A. Werner	51	Director	2004

Mark Rossi has served as the chairman of our board since January 2003 and as a director since December 1999. Mr. Rossi has served as managing director of Cornerstone Equity Investors, LLC, a private equity investment firm that specializes in technology, business service, consumer, and healthcare service investments, since December 1996. Prior to joining Cornerstone, Mr. Rossi served as the president of Prudential Equity Investors, Inc., a private equity investment firm, from June 1994 to December 1996. Mr. Rossi also serves as a director of Maxwell Technologies, Inc., a diversified technology products and services company, as well as several other private companies. Mr. Rossi holds a Bachelor of Arts degree from Saint Vincent College and a Master of Business Administration degree in finance from the Kellogg School of Management at Northwestern University.

Robert H. Getz has served as a director since December 1999. Mr. Getz has been a managing director of Cornerstone Equity Investors, LLC, a private equity investment firm that specializes in technology, business service, consumer, and healthcare service investments, since December 1996. Prior to joining Cornerstone, Mr. Getz served as a managing director of Prudential Equity Investors, Inc., also a private equity investment firm, from February 1987 to December 1996. Mr. Getz also serves as a director of several private companies, including Centurion Wireless Technologies, Inc., a designer and manufacturer of antenna and power solutions for the wireless device industry. Mr. Getz holds a Bachelor of Arts degree from Boston University and a Master of Business Administration degree in finance from the Stern School of Business at New York University.

Peter V. Leparulo has served as a director since May 2003 and as our chief executive officer since January 2003. Prior to that time, he was our senior vice president, general manager, CDMA operations since May 2001. From September 2000 to May 2001, he served as our senior vice president, corporate and strategic development and general counsel. From June 1998 until September 2000, Mr. Leparulo was a senior partner at the law firm of Orrick, Herrington & Sutcliffe LLP, where he specialized in corporate finance, mergers and acquisitions, securities, intellectual property and general corporate matters. Prior to joining Orrick, Mr. Leparulo was a partner at the law firm of Pillsbury Madison & Sutro LLP, from January 1992 until June 1998, and an associate at that firm from October 1989 until January 1992. He holds a Bachelor of Science degree from Colgate University and a Juris Doctor from Case Western Reserve University.

Peng K. Lim has served as a director since May 2001. Mr. Lim has served as the president and chief executive officer of TapWave, Inc., a mobile solutions company, since May 2001. Prior to that time, Mr. Lim served as vice president, worldwide product development of Palm, Inc., a handheld and wireless computer company, from April 1999 to May 2001. Prior to that time, Mr. Lim served as vice president of engineering of Fujitsu Personal Systems, a pen-based and wireless computer company and a wholly-owned subsidiary of Fujitsu

Limited, from June 1997 to March 1999. From July 1996 to June 1997, Mr. Lim was an engineering platform director for Texas Instruments. Mr. Lim currently serves on the board of directors of inViso Inc., a web hosting and design company. Mr. Lim holds a Bachelor of Science degree and a Master of Science degree in Electrical Engineering from University of Windsor and a Master of Engineering Management from Northwestern University. Mr. Lim also completed the Stanford Executive Program for Growing Companies at Stanford University.

Daniel Pittard has served as a director since November 2002. Since November 1999, Mr. Pittard has served as chairman and chief executive officer of ideaEDGE Ventures LLC, a venture development firm assisting companies in the creation and launching of new mobile Internet endeavors, products and services. Prior to co-founding ideaEDGE Ventures, he was senior vice president, strategy and new ventures for Gateway, Inc., a computer manufacturer, from October 1998 to June 1999, where he was chief strategy officer responsible for business development, acquisitions and new ventures. His earlier experience includes serving as a partner at McKinsey & Company, group vice president at Amoco Corporation and senior vice president and general manager for Pepisco, Inc. He received a Master in Business Administration from Harvard University and a Bachelor of Science from Georgia Institute of Technology.

Horst J. Pudwill has served as a director since July 2003. Since 1985, Mr. Pudwill has served as founder, chairman and chief executive officer of Techtronic Industries Co., Ltd., a Hong Kong-based global manufacturer of industry leading brands in power tools, lawn and garden equipment and floor care appliances. Mr. Pudwill co-founded Novatel Wireless and previously served on our board from 1996 until 2000. Mr. Pudwill received a Master’s degree in Commerce and Engineering from Technical College, Flensburg, Germany and a degree in Engineering from Technical College, Verden, Germany.

David A. Werner has served as a director since January 2004. Mr. Werner currently is a partner at Engineered Components, an acquisition and business development company serving the engineered components market, which he joined in 2002. Prior to Engineered Components, Mr. Werner served as executive vice president and chief financial officer of Day Runner, Inc., a provider of paper-based organizers and planners, from 1999 to 2002. Prior to that, Mr. Werner was executive vice president and a member of the board of directors for Kaynar Technologies, Inc., a specialty component manufacturer, from 1994 to 1999. Mr. Werner is a Certified Public Accountant and received both a Bachelor of Science in business administration and a Master in Business Administration from the University of Southern California.

During the first quarter of 2004, two of our directors resigned from our board of directors. Mr. David Oros, a director since 2000, resigned in February 2004 and Mr. Steven Sherman, a director since 1996, resigned in March 2004. Neither resignation related to any disagreements concerning our operations, policies or practices.

Executive Officers

Name	Age	Position
Peter V. Leparulo	45	Chief Executive Officer and Director
Robert M. Hadley	40	Vice President, Sales and Marketing
Dan L. Halvorson	38	Vice President, Finance, Chief Accounting Officer and Treasurer
Patrick J. O’Bright	40	Vice President, Operations and General Manager
Slim S. Souissi	38	Vice President, Chief Technology Officer

Peter V. Leparulo has served as our chief executive officer since January 2003. Biographical information regarding Mr. Leparulo is set forth above under “Board of Directors.”

Robert M. Hadley has served as our vice president of sales and marketing since January 2003. Prior to that time, he served as our vice president of strategic accounts from April 2001 to December 2002. Before joining us,

Mr. Hadley was vice president of sales for e-SIM Ltd., a provider of advanced simulation technology for product development. Prior to that Mr. Hadley held various senior sales and marketing positions with Aonix, a Thomson Software company providing IT solutions for corporate enterprise reporting and lifestyle software development markets. Mr. Hadley holds a Bachelor of Science degree in Computer Science from San Diego State University.

Dan L. Halvorson has served as our vice president of finance, chief accounting officer and treasurer since January 2004. Prior to that time, Mr. Halvorson served as our vice president of finance and treasurer since September 2001 and as director of finance and treasurer since joining us in March 2000. From January 1998 through March 2000, Mr. Halvorson was director of finance at Dura Pharmaceuticals. Mr. Halvorson is a Certified Public Accountant and holds a Bachelor of Science degree from San Diego State University.

Patrick J. O’Bright has served as our vice president of operations and general manager since January 2003. From September 2000 to January 2003, he was our director of CDMA strategy. From May 1999 to September 2000, he was a program manager at Motorola, Inc. From August 1998 to May 1999, he worked in manufacturing operations with QUALCOMM. Mr. O’Bright received a Bachelor of Science degree from the State University of New York after which he served in the United States Navy for approximately 11 years.

Slim S. Souissi has served as our vice president and chief technology officer since October 2002. Prior to that time, he served as our vice president of emerging technologies from December 2001 to October 2002 and as our principal research scientist from May 2000 to December 2001. Prior to joining us, Dr. Souissi was principal staff engineer in Motorola’s research and development operation from November 1994 to May 2000. Dr. Souissi earned a Ph.D. and a Master’s degree in Electrical Engineering from the Georgia Institute of Technology, a Master’s degree in Digital Signal Processing from the Ecole Superieure d’Electricite (France) and a Master’s degree in Engineering from the Ecole Superieure d’Ingenieurs de Marseille (France). In addition, Dr. Souissi holds 26 U.S. patents, all related to wireless technology.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 27, 2004, and as adjusted to reflect the sale of the common stock being offered by this prospectus and assuming no exercise of the underwriters’ over-allotment option, by:

•	Each person, or group of affiliated persons, who is known by us to own beneficially more than 5% of our common stock;
•	The selling stockholders;
•	Each of our directors and named executive officers; and
•	All of our directors and executive officers as a group.

We have relied exclusively upon information provided to us by our directors, named executive officers and executive officers and copies of documents that have been filed with the SEC by others for purposes of determining the number of shares of our common stock each person beneficially owns. Beneficial ownership is determined in accordance with the rules and regulations of the SEC and generally includes those persons who have voting or investment power with respect to the subject securities. Except as otherwise indicated, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of our capital stock beneficially owned by them. Percentage ownership in the table below is based on 16,685,583 shares of common stock outstanding on April 27, 2004. Shares of our stock subject to options or warrants that are currently exercisable or that will become exercisable within 60 days following April 27, 2004 and shares of our common stock issuable upon conversion of our Series B preferred stock outstanding on April 27, 2004 are also deemed outstanding for purposes of calculating the percentage ownership of that person, and if applicable, the percentage ownership of executive officers and directors as a group, but are not treated as outstanding for the purpose of calculating the percentage ownership of any other person.

	Shares of Common Stock Beneficially Owned Prior to the Offering		Shares Being Sold in the Offering(2)	Shares of Common Stock Beneficially Owned After the Offering
Name (1)	Number	%		Number	%
Bay Investments Ltd. (3) Suite 1806 Central Plaza 18 Harbour Rd Wanchai Hong Kong K3 0000	3,805,252	18.94%	805,000	3,000,252	10.83%
Horst J. Pudwill (4)	3,833,585	19.06	805,000	3,028,585	10.92
Cornerstone Equity Investors, LLC (5) 717 Fifth Avenue, Suite 1100 New York, NY 10022	2,959,617	15.96	945,000	2,014,617	7.23
Robert H. Getz (6)	3,007,962	16.18	945,000	2,062,962	7.39
Mark Rossi (6)	3,007,962	16.18	945,000	2,062,962	7.39
Entities affiliated with Sofaer Capital, Inc. (7) 16 Ice House Street, 16th floor Central Hong Kong	1,525,398	8.71	—	1,525,398	5.49
Peter Leparulo (8)	440,477	2.58	—	440,477	1.57
Daniel Pittard (9)	38,450	*	—	38,450	*
Peng K. Lim (10)	29,456	*	—	29,456	*
Robert M. Hadley (11)	54,813	*	—	54,813	*
Dan L. Halvorson (12)	23,928	*	—	23,928	*
Patrick J. O’Bright (13)	56,827	*	—	56,827	*
Slim S. Souissi (14)	64,159	*	—	64,159	*
Melvin Flowers	—	—	—	—	—
David Werner	—	—	—	—	—
John Major	—	—	—	—	—
All directors and executive officers as a group (11 persons)	7,598,002	33.48%	1,750,000	5,848,002	20.43%

*	Represents less than one percent of the outstanding class of common stock.
(1)	Unless otherwise indicated, the principal address for each of the persons listed is c/o Novatel Wireless, Inc., 9255 Towne Centre Drive, Suite 225, San Diego, CA 92121.
(2)	Of the 1,750,000 shares of common stock being offered by the selling stockholders in the offering, 805,000 are being offered by Bay Investments Ltd., and 945,000 are being offered by Cornerstone Equity Investors, LLC. Of the up to 590,025 shares that may be sold by selling stockholders in connection with the underwriters’ over-allotment option, up to 50,000 would be sold by Peter V. Leparulo, up to 15,000 would be sold by Robert M. Hadley, up to 7,000 would be sold by Dan L. Halvorson, up to 43,025 would be sold by Patrick J. O’Bright, and up to 25,000 would be sold by Slim S. Souissi.
(3)	Shares of common stock beneficially owned prior to the offering include 404,167 shares of common stock and 3,401,085 shares of common stock issuable upon conversion of 2,257 shares of Series B preferred stock (representing 49.98% of the outstanding shares of Series B preferred stock). Bay Investments Ltd. is the holder of record of these securities. Horst J. Pudwill, one of our directors, exercises voting and investment control over all these securities and disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(4)	Shares of common stock beneficially owned prior to the offering include those shares identified in footnote (3) above and 28,333 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options held directly by Mr. Pudwill.
(5)	Shares of common stock beneficially owned prior to the offering include 1,097,619 shares of common stock, 1,700,540 shares of common stock issuable upon conversion of 1,129 shares of Series B preferred stock (representing 24.99% of the outstanding shares of Series B preferred stock) and 161,458 shares of common stock issuable upon the exercise of common stock purchase warrants.
(6)	Shares of common stock beneficially owned prior to the offering include those shares identified in footnote (5) above and 48,345 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options held directly by each of Mr. Getz and Mr. Rossi. Mr. Getz, one of our directors, and Mr. Rossi, the Chairman of our Board of Directors, are both managing directors of Cornerstone Equity Investors, LLC. Cornerstone Equity Investors IV, L.P., the record holder of these securities, is an investment fund whose managing general partner is Cornerstone Equity Investors, LLC. Excluding shares issuable upon exercise of stock options, Mr. Getz and Mr. Rossi together with Robert Knox, Dana O’Brien, Steve Larson and Mike Najjar exercise voting and investment control over these securities and each disclaims beneficial ownership except to the extent of his respective pecuniary interest therein.
(7)	Shares of common stock beneficially owned prior to the offering include 998,392 shares of common stock issuable upon conversion of 677 shares of Series B preferred stock held by Caledonian Bank & Trust Limited, trustee, Sofaer Funds/Sofaer Capital Global Hedge Fund (Sofaer); also includes 527,006 shares of common stock issuable upon conversion of 358 shares of Series B preferred stock held by RIT Capital Partners, PLC (RIT). The Sofaer entities combined hold 22.92% of the outstanding shares of Series B preferred stock. Sofaer Capital, Inc. is the investment advisor of each of Sofaer and RIT. Mr. Michael Sofaer exercises voting and investment control over these securities and disclaims beneficial ownership except to the extent of his pecuniary interest therein.
(8)	Shares of common stock beneficially owned prior to the offering represent 85,425 shares of common stock, 20,104 shares of common stock issuable upon the exercise of warrants and 334,948 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options, up to 50,000 of which may be exercised and sold by Mr. Leparulo to the underwriters in the event the underwriters exercise their over-allotment option. Mr. Leparulo is our chief executive officer.
(9)	Shares of common stock beneficially owned prior to the offering represent 38,450 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options. Mr. Pittard is a Novatel Wireless director.
(10)	Shares of common stock beneficially owned prior to the offering represent 29,456 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options. Mr. Lim is a Novatel Wireless director.
(11)	Shares of stock beneficially owned prior to the offering represent 54,813 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options, up to 15,000 of which may be exercised and sold by Mr. Hadley to the underwriters in the event the underwriters exercise their over-allotment option. Mr. Hadley is our vice president of sales and marketing.
(12)	Shares of stock beneficially owned prior to the offering include 23,796 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options, up to 7,000 of which may be exercised and sold by Mr. Halvorson to the underwriters in the event the underwriters exercise their over-allotment option. Mr. Halvorson is our vice president of finance, chief accounting officer and treasurer.
(13)	Shares of stock beneficially owned prior to the offering represent 56,827 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options, up to 43,025 of which may be exercised and sold by Mr. O’Bright to the underwriters in the event the underwriters exercise their over-allotment option. Mr. O’Bright is our vice president of operations and general manager.
(14)	Shares of stock beneficially owned prior to the offering include 64,139 shares of common stock issuable within 60 days of April 27, 2004 upon the exercise of stock options, up to 25,000 of which may be exercised and sold by Mr. Souissi to the underwriters in the event the underwriters exercise their over-allotment option. Mr. Souissi is our vice president and chief technology officer.

DESCRIPTION OF CAPITAL STOCK

General

Under our certificate of incorporation, the total number of shares of all classes of stock that we have authority to issue is 52,000,000, consisting of 2,000,000 shares of preferred stock, par value $0.001 per share, and 50,000,000 shares of common stock, par value $0.001 per share.

The following is a summary of the rights of our common stock and preferred stock. This summary is not complete. For more detailed information, please see our certificate of incorporation and bylaws which are filed as exhibits to the registration statement of which this prospectus is a part.

Common Stock

Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of common stock are entitled to receive such dividends, if any, as may from time to time be declared by our board of directors out of funds legally available for that purpose. Pursuant to our certificate of incorporation, holders of common stock are entitled to one vote per share, and are entitled to vote upon such matters and in such manner as may be provided by law. Other than certain contractual rights of certain holders of common stock, holders of common stock have no preemptive, conversion, redemption or sinking fund rights. Subject to the rights of holders of all classes of stock at the time outstanding having prior rights as to liquidation, holders of common stock, upon the liquidation, dissolution or winding up of the company, together with the holders of Series B preferred stock on an as-converted basis, are entitled to share equally and ratably in the assets of our company. The outstanding shares of common stock are, and the shares of common stock to be offered hereby when issued will be, validly issued, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to any series of preferred stock currently issued and outstanding and which we may issue in the future.

Preferred Stock

Our board of directors may issue up to 2,000,000 shares of preferred stock in one or more series and, subject to Delaware General Corporation Law, may fix the dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions, if any), redemption price or prices, liquidation preferences, any other designations, preferences and relative, participating, optional or other special rights and any qualifications, limitations or restrictions thereof and the number of shares constituting any series and the designation thereof. In addition, our board of directors may increase or decrease the number of shares of any series subsequent to the issue of shares of that series, but not below the number of shares of such series then outstanding.

Our board of directors has the power to issue our preferred stock with voting and conversion rights that could negatively affect the voting or other rights of our common stockholders, and our board of directors could take that action without stockholder approval. The issuance of our preferred stock could delay or prevent a change of control of our company. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of entrenching our board of directors or of delaying, deferring or preventing a third party from acquiring a majority of our outstanding voting stock. The issuance of preferred stock with voting or conversion rights may also adversely affect the voting power of the holders of our common stock. In certain circumstances, an issuance of preferred stock could have the effect of decreasing the market price of shares of our common stock and delaying or preventing a change of control.

Series B Preferred Stock. Each share of Series B preferred stock is entitled to receive cumulative dividends, payable commencing as of the date of issuance and thereafter quarterly on January 1, April 1, July 1 and October 1 of each year, when and as declared by the board at the rate of 8.0% per year of the purchase price per share (initially, $1,000 per share) of our Series B preferred stock prior and in preference to any payment made on any shares of common stock. In addition, each share of Series B preferred stock shares in all ordinary dividends or distributions, other than a liquidating distribution, declared or paid on the common stock, on an as-converted basis.

In the event of a liquidation, dissolution or winding up of our company, whether voluntary or involuntary, each share of Series B preferred stock is also entitled to a liquidation preference equal to 150% times the sum of (i) the initial purchase price of each share of Series B preferred stock plus (ii) any accrued but unpaid dividends, in preference to any other class or series of our capital stock. The holders of each share of Series B preferred stock shall participate, on an as-converted basis, with holders of common stock in any subsequent distributions. Upon conversion of shares of Series B preferred stock into shares of common stock, the holders of such common stock shall not be entitled to any preferential payment or distribution in case of any liquidation, dissolution or winding up, but shall share ratably in any distribution with the holders of common stock.

Our Series B preferred stock is convertible, at the option of the holder at any time, into the number of shares of common stock determined by dividing the initial purchase price plus an amount equal to all accrued and unpaid dividends by the conversion price for the Series B preferred stock, which is initially $0.70 per share of common stock, as may be adjusted from time to time. If the number of shares of outstanding common stock changes by reason of stock dividends, distributions payable in common stock, stock splits, reverse stock splits, recapitalizations, reclassifications, combinations or exchanges of shares, separations, reorganizations, liquidations or the like, the conversion price of the Series B preferred stock and the number of shares of common stock issuable upon conversion of the Series B preferred stock in effect immediately prior to such events will, concurrently with the effectiveness of these events, be proportionately decreased or increased, as appropriate.

In addition, if we issue additional shares of common stock, other than certain specified exceptions, without consideration or for a consideration per share less than the conversion price for the Series B preferred stock in effect immediately prior to the issuance of such additional shares of common stock, the conversion price for the Series B preferred stock will be adjusted to be equal to the amount of consideration per share received in connection with such issuance. Furthermore, if we issue more than 500,000, as adjusted as applicable, shares of common stock or options to acquire common stock to our officers, directors or employees, or consultants pursuant to stock option or stock purchase plans or agreements on terms approved by the board of directors, without consideration or for a consideration per share less than the conversion price for the Series B preferred stock in effect immediately prior to the issuance of the additional shares of common stock, the conversion price for the Series B preferred stock will be adjusted to be equal to a price determined by multiplying the conversion price for the Series B preferred stock then in effect by a fraction (which shall in no event be greater than one), the numerator of which shall be the number of shares of common stock outstanding immediately prior to such issuance plus the number of shares of common stock that the aggregate consideration we received for the issuance would purchase at the conversion price for the Series B preferred stock; and the denominator of which shall be the number of shares of common stock outstanding immediately prior to the issuance plus the number of shares of such additional shares of common stock.

If we declare or pay a dividend or other distribution to holders of common stock payable in securities other than common stock, the holders of Series B preferred stock will receive upon conversion, in addition to the number of shares of common stock to which they are entitled, the amount of securities they would have received had they converted their shares of Series B preferred stock into common stock prior to the dividend or distribution. Similarly, if the common stock issuable upon conversion of the Series B preferred stock is changed into the same or a different number of shares of any class or classes of stock by capital reorganization, reclassification, or otherwise, the holders of the Series B preferred stock will receive upon conversion the securities they would have received had they converted the Series B preferred stock prior to the reorganization or reclassification. Further, if we sell substantially all of our assets or merge or consolidate with or into another entity, the Series B preferred stock will be convertible into the kind and amount of shares of stock or other securities or property to which a holder of the number of shares of common stock deliverable upon conversion of

Series B preferred stock would have been entitled to receive upon the sale, merger or consolidation based on the conversion price of the Series B preferred stock effective with respect to the sale, merger or consolidation.

On or at any time following a change of control of our company, each holder of Series B preferred stock may elect to have us redeem any outstanding shares of Series B preferred stock, to the extent we have funds legally available for the redemption. If funds are then legally available, the redeeming holder of Series B preferred stock will receive an amount equal to (x) the number of shares of Series B preferred stock submitted for redemption multiplied by (y) the liquidation preference for the Series B preferred stock plus all accrued but unpaid dividends thereon, to and including the date of such redemption, whether or not declared. A holder of Series B preferred stock will not be entitled to redemption upon a change of control of our company if the change of control results from the acquisition by such holder or such holder’s affiliates of beneficial ownership of our securities representing more than 50% of the voting power. Also, our authorized capital includes unissued “blank check” preferred stock, the issuance of which may be approved by our board of directors without the prior consent of our stockholders and which can be used to effectively prevent a change of control. As a result, we do not expect to redeem any of our Series B preferred stock in the foreseeable future. In the event our board of directors approves a merger or does not otherwise act to prevent a change of control through the use of our authorized and unissued preferred stock, the redemption features could be triggered. In addition, the terms of the Series B preferred stock included a redemption feature effective at the option of the holders upon the seventh anniversary of the initial issuance. However, effective on the original transaction date, the holders of Series B preferred stock voluntarily, permanently and unconditionally waived their right to obligate us to redeem their shares of Series B Preferred Stock upon such seventh anniversary.

On or at any time following the seventh anniversary of the initial issuance of shares of Series B preferred stock, we are entitled to redeem, in whole or in part, outstanding shares of the Series B preferred stock on a pro rata basis among the holders of the Series B preferred stock at a redemption price per share equal to the liquidation preference for the Series B preferred stock as of such redemption date, provided that (i) a registration statement covering the common stock issuable upon conversion of the Series B preferred stock is then effective, (ii) the average of the closing prices of the common stock as reported by Nasdaq over the 20 consecutive trading-day period ending not more than five business days prior to the date of the notice of redemption is greater than or equal to the product of (x) the conversion price for the Series B preferred stock in effect on the last day of the 20 consecutive trading-day period and (y) 2.50, and (iii) during the period beginning on the date of our notice of redemption and ending on the redemption date (1) we shall not have received any request from the SEC or any other federal or state governmental authority for amendments or supplements to the registration statement for the Series B preferred stock or related prospectus or for additional information, (2) no stop order suspending the effectiveness of the registration statement for the Series B preferred stock or the initiation of any proceedings for that purpose has been issued by the SEC or any other federal or state governmental authority, (3) we have not received any notification with respect to the suspension of the qualification or exemption from qualification of the common stock for sale in any jurisdiction or the initiation of any proceeding for such purpose, and (4) there has not occurred any event or circumstance which would necessitate the making of any changes in the registration statement for the Series B preferred stock or related prospectus, or any document incorporated or deemed to be incorporated therein by reference, so that, in the case of the registration statement for the Series B preferred stock, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, and that in the case of the related prospectus, it will not contain any untrue statement of a material fact or any omission to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading. The right to convert the Series B preferred stock will be forfeited unless it is exercised before the date specified in a notice of redemption.

So long as any shares of Series B preferred stock are outstanding we are not permitted to redeem any shares of preferred stock that have liquidation or dividend rights that are subordinate to those of the Series B preferred stock.

There are no redemption fund or sinking fund provisions applicable to the Series B preferred stock and there is no restriction on the repurchase or redemption of shares of Series B preferred stock by us while there is any arrearage in the payment of dividends.

The holders of Series B preferred stock are entitled to notice of any meeting of our stockholders and are entitled to vote together with the holders of our common stock as a single class upon any matter submitted to the stockholders for a vote, on an as-converted basis as of the record date of such vote or upon the date of such written consent, as the case may be. The holders of Series B preferred stock also have a right to participate in issuances by us of any shares of capital stock, or securities convertible into or exercisable for any shares of any class of its capital stock, subject to certain limitations and exceptions.

The holders of all of our outstanding shares of Series B preferred stock have notified us in writing of their intention to convert all such shares of Series B preferred stock, including all declared and unpaid dividends thereon, into shares of our common stock, subject to, and effective upon, the timely completion of this offering on the terms described herein.

Anti-Takeover Effects of Delaware Law

We are subject to the provisions of Section 203 of the Delaware General Corporation Law. Under Section 203, we would generally be prohibited from engaging in any business combination with any interested stockholder for a period of three years following the time that this stockholder became an interested stockholder unless:

•	Prior to this time, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•	Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock outstanding at the time the transaction commenced, subject to exceptions; or
•	At or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Under Section 203, a “business combination” includes:

•	Any merger or consolidation involving us and the interested stockholder;
•	Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 10% or more of our assets involving the interested stockholder;
•	Any transaction that results in the issuance or transfer by us of any of our stock to the interested stockholder, subject to limited exceptions;
•	Any transaction involving us that has the effect of increasing the proportionate share of any class or series of our stock beneficially owned by the interested stockholder; or
•	Any receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through us.

In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is U.S. Stock Transfer Corporation, and its address and telephone number are 1745 Gardena Avenue, Glendale, California 91204, (818) 502-1404.

SHARES AVAILABLE FOR FUTURE SALE

Upon completion of this offering, assuming the conversion of all of our shares of Series B preferred stock, we will have 27,708,543 shares of common stock outstanding, excluding the following:

•	3,216,126 shares of common stock issuable upon the exercise of all our stock options outstanding as of April 27, 2004;
•	1,659,800 shares of our common stock reserved for issuance pursuant to future grants under our 2000 stock incentive plan as of April 27, 2004, 850,000 of which have been identified for specific future grants subject to the qualification of such grants under applicable state securities laws;
•	101,117 shares of our common stock reserved for issuance under our 2000 employee stock purchase plan as of April 27, 2004; and
•	930,788 shares of common stock issuable upon the exercise of all of our common stock purchase warrants outstanding as of April 27, 2004.

All these shares of common stock, if and when issued, will be freely tradable without restriction in the public market assuming all the applicable registration statements continue to remain effective and subject in any case to trading restrictions to which Company insiders holding such shares may be subject from time to time. If one or more of our registration statements ceases to be effective, most of these shares nevertheless may be resold under Rule 144 or Rule 701 of the Securities Act, subject to certain limitations set forth below if the selling stockholder is an “affiliate” of ours as Rule 144 defines that term.

In general, under Rule 144 as currently in effect, an affiliate who has beneficially owned shares for at least one year is entitled to sell publicly, within any three-month period, a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of the same class of security, which, assuming completion of this offering as of April 27, 2004, is approximately 277,000 shares; or
•	The average weekly trading volume during the four calendar weeks preceding the filing of the notification of the proposed sale.

A person who is not deemed to have been an affiliate of ours at any time during the 90 days immediately preceding the sale and who has beneficially owned his, her or its shares for at least two years is entitled to sell his, her or its shares under Rule 144(k) without regard to the volume limitations described above. Persons deemed to be affiliates are subject to the volume limitations, even after the applicable holding periods have been satisfied. We are unable to estimate the number of our common stock that may be sold under Rule 144 because this will depend on the trading volume of our common stock, the personal circumstances of the sellers and other factors. Any future sale of substantial amounts of our common stock in the open market may adversely affect the market price of our common stock.

Our directors, officers and the selling stockholders have entered into lock-up agreements with the underwriters that prohibit them from selling shares of our common stock for a period of ninety (90) days from the date of this prospectus. This 90-day period may be extended under certain circumstances.

At April 27, 2004, options to purchase 3,216,126 shares of our common stock were outstanding under our stock option plans, 878,097 of which were vested and exercisable. The the resale of the shares of common stock issuable upon exercise of all our outstanding options are subject to an effective registration statement on Form S-8 and therefore such shares may be publicly resold without restriction after the underlying vesting and other option plan requirements have been met. Also, as of April 27, 2004 approximately 930,788 shares of common stock were issuable upon exercise of outstanding warrants, all of which were registered on prior registration statements. No predictions can be made as to the effect that sales of common stock under Rule 144 or Rule 701, pursuant to a registration statement or otherwise, or the availability of shares of common stock for sale, will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of common stock in the public market, or the perception that these sales could occur, could adversely affect prevailing market prices and could impair our future ability to raise capital through an offering of our equity securities.

UNDERWRITING

We and the selling stockholders are offering the shares of common stock described in this prospectus through a number of underwriters. Banc of America Securities LLC, J.P. Morgan Securities Inc., SG Cowen & Co., LLC, Thomas Weisel Partners LLC and ThinkEquity Partners LLC are the representatives of the underwriters. We and the selling stockholders have entered into a firm commitment underwriting agreement with the representatives. Subject to the terms and conditions of the underwriting agreement, we and the selling stockholders have agreed to sell to the underwriters, and each underwriter has agreed to purchase, the number of shares of common stock listed next to its name in the following table:

Underwriter	Number of Shares
Banc of America Securities LLC	2,005,500
J.P. Morgan Securities Inc.	2,005,500
SG Cowen & Co., LLC	716,250
Thomas Weisel Partners LLC	716,250
ThinkEquity Partners LLC	286,500
Credit Suisse First Boston LLC	90,000
Merrill Lynch, Pierce, Fenner & Smith
Incorporated	90,000
Oppenheimer & Co. Inc.	90,000

Total	6,000,000

The underwriting agreement is subject to a number of terms and conditions and provides that the underwriters must buy all of the shares if they buy any of them. The underwriters will sell the shares to the public when and if the underwriters buy the shares from us and the selling stockholders.

The underwriters initially will offer the shares to the public at the price specified on the cover page of this prospectus. The underwriters may allow a concession of not more than $0.49 per share to selected dealers.

The underwriters may also allow, and those dealers may re-allow, a concession of not more than $0.10 per share to some other dealers. If all the shares are not sold at the public offering price, the underwriters may change the public offering price and the other selling terms. The common stock is offered subject to a number of conditions, including:

•	receipt and acceptance of the common stock by the underwriters; and
•	the underwriters’ right to reject orders in whole or in part.

Over-Allotment Option. We and the selling stockholders have granted the underwriters an over-allotment option to buy up to 900,000 additional shares of our common stock at the same price per share as they are paying for the shares shown in the table above. These additional shares would cover sales of shares by the underwriters which exceed the total number of shares shown in the table above. The underwriters may exercise this option at any time within 30 days after the date of this prospectus. To the extent that the underwriters exercise this option, each underwriter will purchase additional shares from us and the selling stockholders in approximately the same proportion as it purchased the shares shown in the table above. If purchased, the additional shares will be sold by the underwriters on the same terms as those on which the other shares are sold. We and the selling stockholders will pay the expenses associated with the exercise of this option.

Discount and Commissions. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us and by the selling stockholders. These amounts are shown assuming no exercise and full exercise of the underwriters’ option to purchase additional shares.

We estimate that the expenses of the offering to be paid by us, not including underwriting discounts and commissions, will be approximately $925,000.

	Paid by Us		Paid by Selling Stockholders
	No Exercise	Full Exercise	No Exercise	Full Exercise
Per Share	$0.8138	$0.8138	$0.8138	$0.8138

Total	$3,458,650	$3,710,908	$1,424,150	$1,904,312

Listing. Our common stock is quoted on the Nasdaq SmallCap Market under the symbol “NVTL”, however, we have been notified that our common stock will resume quotation on the Nasdaq National Market, commencing prior to the closing of this offering.

Stabilization. In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common stock, including:

•	Stabilizing transactions;
•	Short sales;
•	Syndicate covering transactions;
•	Imposition of penalty bids; and
•	Purchases to cover positions created by short sales.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common stock while this offering is in progress. Stabilizing transactions may include making short sales of our common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock from us or on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ over-allotment option referred to above, or may be “naked” shorts, which are short positions in excess of that amount. Syndicate covering transactions involve purchases of our common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the over-allotment option.

A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchased in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The representatives may also impose a penalty bid on underwriters and dealers participating in the offering. This means that the representatives may reclaim from any syndicate member or other dealers participating in the offering the underwriting discount, commissions and selling concessions on shares sold by them and purchased by the representatives in stabilizing or short covering transactions.

These activities may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result of these activities, the price of our common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence the activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq National Market, in the over-the-counter market or otherwise.

Market Making. In connection with this offering, some underwriters and any selling group members who are qualified market makers on the Nasdaq National Market may engage in passive market making transactions in our common stock on the Nasdaq National Market. Passive market making is allowed during the period when the SEC’s rules would otherwise prohibit market activity by the underwriters and dealers who are participating in this offering. Passive market making may occur during the business day before the pricing of this offering, before the commencement of offers or sales of the common stock. A passive market maker must comply with applicable volume and price limitations and must be identified as a passive market maker. In general, a passive market maker must display its bid at a price not in excess of the highest independent bid for our common stock; but if all independent bids are lowered below the passive market maker’s bid, the passive market maker must also lower its bid once it exceeds specified purchase limits. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker’s average daily trading volume in our common stock during the specified period and must be discontinued when that limit is reached. Passive market making may cause the price of our common stock to be higher than the price that otherwise would exist in the open market in the absence of those transactions. The underwriters and dealers are not required to engage in a passive market making and may end passive market making activities at any time.

Lock-up Agreements. We, our directors and executive officers and the selling stockholders have entered into lock-up agreements with the underwriters. Under these agreements, subject to exceptions, we may not issue any new shares of common stock, and those holders of our stock may not, directly or indirectly, offer, sell, contract to sell, pledge or otherwise dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock, or publicly announce the intention to do any of the foregoing, without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc. for a period of 90 days from the date of this prospectus. This consent may be given at any time without public notice. In addition, during this 90-day period, we have also agreed not to file any registration statement for, and each of our directors, executive officers and the selling stockholders has agreed not to make any demand for, or exercise any right of, the registration of, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock without the prior written consent of Banc of America Securities LLC and J.P. Morgan Securities Inc. If (i) we issue an earnings release or material news or a material event relating to us occurs during the last 17 days of the 90-day lock-up period, or (ii) we announce, prior to the expiration of the 90-day lock-up period, that we intend to release earnings results during the 16-day period following the 90-day lock-up period, then the 90-day lock-up period described above may be extended for up to an additional 18 days beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Indemnification. We and the selling stockholders will indemnify the underwriters against some liabilities, including liabilities under the Securities Act. If we and the selling stockholders are unable to provide this indemnification, we and the selling stockholders will contribute to payments the underwriters may be required to make in respect of those liabilities.

Online Offering. A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. Other than the prospectus in electronic format, the information on any such web site, or accessible through any such web site, is not part of the prospectus. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

Conflicts/Affiliates. The underwriters and their affiliates may in the future provide various investment banking, commercial banking and other financial services for us and the selling stockholders for which they may in the future receive customary fees. In addition, certain of the underwriters and their affiliates currently own, and any of the underwriters and their affiliates may own in the future, equity or equity-like securities of us, our affiliates or the selling stockholders.

LEGAL MATTERS

The validity of the shares of common stock offered by this prospectus will be passed upon for us and the selling stockholders by Latham & Watkins LLP, Los Angeles, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

Our consolidated financial statements and schedules as of December 31, 2003 and 2002 and for the years then ended have been incorporated by reference in this prospectus and included in the registration statement in reliance upon the report of KPMG LLP, independent auditors, which is also incorporated by reference and included herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2003 consolidated financial statements refers to revisions that were applied to the consolidated financial statements to retroactively reflect a 1-for-15 reverse stock split of our common stock approved on October 29, 2002. Additionally, the audit report refers to a restatement of the Company’s consolidated financial statements as of and for the year ended December 31, 2003, which is described in Note 6 to the consolidated financial statements.

The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement, to the extent and for the periods indicated in their report for the year ended December 31, 2001, have been audited by Arthur Andersen LLP, independent accountants.

Section 11(a) of the Securities Act, provides that if any part of a registration statement at the time such part becomes effective contains an untrue statement of a material fact or an omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, any person acquiring a security pursuant to such registration statement (unless it is proved that at the time of such acquisition such person knew of such untruth or omission) may sue, among others, every accountant who has consented to be named as having prepared or certified any part of the registration statement, or as having prepared or certified any report or valuation which is used in connection with the registration statement, with respect to the statement in such registration statement, report or valuation which purports to have been prepared or certified by the accountant.

As previously disclosed in our Form 8-K filed on July 17, 2002, we dismissed Arthur Andersen LLP as our independent public accountants and announced that we had appointed KPMG LLP to replace Arthur Andersen LLP as our independent public accountants.

Our understanding is that the staff of the Securities and Exchange Commission has taken the position that it will not accept consents from Arthur Andersen LLP if the engagement partner and the manager for the company audit are no longer with Arthur Andersen LLP. Both the engagement partner and the manager for the company audit are no longer with Arthur Andersen LLP. As a result, we have been unable to obtain Arthur Andersen LLP’s written consent to the incorporation by reference into this prospectus and the related registration statement of its audit report with respect to our financial statements as of December 31, 2001 and for the year then ended.

Under these circumstances, Rule 437a under the Securities Act permits us to file the registration statement of which this prospectus forms a part without a written consent from Arthur Andersen LLP. As a result, however, Arthur Andersen LLP will not have any liability under Section 11(a) of the Securities Act for any untrue statements of a material fact contained in the financial statements audited by Arthur Andersen LLP or any omissions of a material fact required to be stated therein. Accordingly, you would be unable to assert a claim against Arthur Andersen LLP under Section 11(a) of the Securities Act for any purchases of securities under such registration statement made on or after the date of this prospectus. To the extent provided in Section 11(b)(3)(C) of the Securities Act, however, other persons who are liable under Section 11(a) of the Securities Act, including the underwriters and our officers and directors, may still rely on Arthur Andersen LLP’s original audit reports as being made by an expert for purposes of establishing a due diligence defense under Section 11(b) of the Securities Act.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

We have filed a registration statement on Form S-3 with the SEC relating to the shares of common stock covered by this prospectus. This prospectus is part of the registration statement and does not contain all the information in the registration statement. Whenever a reference is made in this prospectus to a contract or other document of Novatel Wireless, Inc., please be aware that the reference is only a summary and that you should refer to the exhibits that are a part of the registration statement for a copy of the document.

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, which we refer to as the Commission or the SEC. You can read our SEC filings, including the registration statement of which this prospectus is a part, over the Internet at the SEC website at www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of the document at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

Incorporation by Reference

The SEC allows us to “incorporate by reference” the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update, modify and supersede this information. We incorporate by reference the following documents we have filed with the SEC pursuant to Section 13 of the Securities Exchange Act of 1934, as amended, or Exchange Act:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 2003, filed with the SEC on March 15, 2004;
•	Amendment No. 1 to Form 10-K on Form 10-K/A for the fiscal year ended December 31, 2003, filed with the SEC on March 31, 2004; and
•	the description of our capital stock contained in our registration statements filed with the SEC on Form 8-A on September 29, 2000, as amended, and on Form S-3 on January 22, 2002, as amended, including any amendment or report filed for the purpose of updating that description.

All documents filed by us with the SEC pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and before we stop offering the securities under this prospectus (other than current reports deemed furnished and not filed) shall also be deemed to be incorporated by reference and will automatically update information in this prospectus.

Any statements made in this prospectus or in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference in this prospectus modifies or supersedes the statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

Corporate Secretary

Novatel Wireless, Inc.

9255 Towne Centre Drive, Suite 225

San Diego, California 92121

(858) 320-8800

Exhibits to the filings will not be sent, however, unless those exhibits have specifically been incorporated by reference in this document.

NOVATEL WIRELESS, INC.

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2003	2002
	As restated (see Note 6)
ASSETS
Current assets:
Cash and cash equivalents	$3,942,000	$1,571,000
Restricted cash	635,000	105,000
Accounts receivable, net of allowance for doubtful accounts of $311,000 in 2003 and $333,000 in 2002	8,986,000	6,937,000
Accounts receivable — related parties (Note 11)	399,000	276,000
Inventories	2,349,000	4,250,000
Prepaid expenses and other	1,378,000	1,561,000

Total current assets	17,689,000	14,700,000

Property and equipment, net	1,915,000	4,101,000
Intangible assets, net	4,629,000	5,054,000
Other assets	188,000	192,000

	$24,421,000	$24,047,000

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$6,730,000	$6,919,000
Accrued expenses	1,179,000	1,266,000
Inventory purchase commitments	—	3,983,000
Borrowings under line of credit	—	2,234,000
Restructuring accrual	1,222,000	1,331,000
Deferred revenues	6,218,000	977,000
Current portion of capital lease obligations	82,000	133,000

Total current liabilities	15,431,000	16,843,000

Capital lease obligations, net of current portion	—	38,000

Redeemable and Convertible Series A preferred stock, 3,675 shares issued and outstanding at December 31, 2002 (As restated, see Note 6)	—	665,000

Commitments and contingencies (Notes 3 and 9)

Stockholders’ equity:
Preferred stock, par value $.001, 2,000,000 shares authorized:
Convertible Series A preferred stock amended in 2003, 1,025 shares issued and outstanding at December 31, 2003 (Note 6)	—	—
Convertible Series B preferred stock, 4,703 and 0 shares issued and outstanding at December 31, 2003 and 2002 (Note 6)	—	—
Common stock, par value $.001, 50,000,000 shares authorized, 12,737,640 and 6,984,823 shares issued and outstanding at December 31, 2003 and 2002	13,000	7,000
Additional paid-in capital	256,253,000	238,640,000
Deferred stock compensation	(142,000)	(1,729,000)
Accumulated deficit	(247,134,000)	(230,417,000)

Total stockholders’ equity (As restated, see Note 6)	8,990,000	6,501,000

	$24,421,000	$24,047,000

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended December 31,
	2003	2002	2001
	As restated (see Note 6)
Revenue	$33,052,000	$28,825,000	$39,996,000
Revenue — related parties (Note 11)	763,000	47,000	3,647,000

Total revenue	33,815,000	28,872,000	43,643,000

Cost of revenue	27,251,000	26,862,000	74,671,000
Cost of revenue — related parties	640,000	32,000	2,768,000

Total cost of revenue	27,891,000	26,894,000	77,439,000

Gross margin	5,924,000	1,978,000	(33,796,000)

Operating costs and expenses:
Research and development	5,987,000	13,416,000	20,836,000
Sales and marketing	2,558,000	4,640,000	12,262,000
General and administrative	3,647,000	5,717,000	7,837,000
Restructuring and impairment charges	828,000	2,650,000	7,050,000
Amortization of deferred stock compensation(*)	738,000	3,556,000	10,360,000

Total operating costs and expenses	13,758,000	29,979,000	58,345,000

Operating loss	(7,834,000)	(28,001,000)	(92,141,000)

Other income (expense):
Interest income	44,000	221,000	1,598,000
Interest expense (Note 6)	(3,939,000)	(538,000)	(332,000)
Other income (expense), net	91,000	—	(2,000)

Net loss	$(11,638,000)	$(28,318,000)	$(90,877,000)
Accretion of dividends and beneficial conversion features pertaining to preferred stock (As restated, see Note 6)	(5,079,000)	(25,163,000)	(161,000)

Net loss applicable to common stockholders	$(16,717,000)	$(53,481,000)	$(91,038,000)

Weighted average shares used in computation of basic and diluted net loss per common share	7,817,539	5,106,681	3,626,258

Basic and diluted net loss per common share	$(2.14)	$(10.47)	$(25.11)

(*) Amortization of deferred stock compensation:
Cost of revenue	$51,000	$363,000	$1,884,000
Research and development	131,000	307,000	1,068,000
Sales and marketing	135,000	316,000	1,039,000
General and administrative	421,000	2,570,000	6,369,000

	$738,000	$3,556,000	$10,360,000

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
	As Restated (See Note 6)							As Restated (See Note 6)
Balance, January 1, 2001			3,586,722	4,000	183,350,000	(18,234,000)	(85,898,000)	79,222,000
Exercise of stock options and warrants			42,809		504,000			504,000
Deferred compensation adjustment for stock options cancelled					(1,533,000)	1,533,000
Amortization of deferred compensation						10,360,000		10,360,000
Shares issued under employee stock purchase plan			13,386		171,000			171,000
Accretion of dividends on Series A convertible and redeemable preferred stock							(50,000)	(50,000)
Imputed value of beneficial conversion feature relating to the issuance of Series A convertible and redeemable preferred stock					21,338,000			21,338,000
Imputed value of warrants issued in conjunction with Series A convertible and redeemable preferred stock					4,512,000			4,512,000
Accretion of imputed value assigned to the beneficial conversion feature on Series A convertible and redeemable preferred stock and related common stock warrants							(105,000)	(105,000)
Amortization of offering costs for Series A convertible and redeemable preferred stock							(6,000)	(6,000)
Imputed value of warrants issued in conjunction with obtaining line of credit					358,000			358,000
Net loss							(90,877,000)	(90,877,000)

Balance, December 31, 2001			3,642,917	4,000	208,700,000	(6,341,000)	(176,936,000)	25,427,000
Shares issued under the Sanmina settlement agreement (Note 10)			333,333		5,400,000			5,400,000
Shares repurchased under the Sanmina settlement agreement (Note 10)			(133,333)		(1,600,000)			(1,600,000)
Exercise of stock options and warrants			18,268		239,000			239,000

See accompanying notes to consolidated financial statements.

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
	As restated (see Note 6)							As restated (see Note 6)
Deferred compensation adjustment for stock options cancelled					(1,056,000)	1,056,000
Amortization of deferred compensation						3,556,000		3,556,000
Shares issued under employee stock purchase plan			23,127		135,000			135,000
Accretion of dividends on Series A convertible and redeemable preferred stock							(1,132,000)	(1,132,000)
Accretion of imputed value assigned to the beneficial conversion feature on Series A convertible and redeemable preferred stock and related common stock warrants							(22,656,000)	(22,656,000)
Amortization of offering costs for Series A convertible and redeemable preferred stock							(1,375,000)	(1,375,000)
Conversion of Series A convertible and redeemable preferred stock into shares of common stock			2,114,848	2,000	24,425,000			24,427,000
Issuance of common stock, net of issuance costs			985,663	1,000	2,397,000			2,398,000
Net loss							(28,318,000)	(28,318,000)

Balance, December 31, 2002			6,984,823	7,000	238,640,000	(1,729,000)	(230,417,000)	6,501,000
Exercise of stock options and warrants			2,408,489	3,000	2,791,000			2,794,000
Deferred compensation adjustment for stock options cancelled					(849,000)	849,000
Amortization of deferred compensation						738,000		738,000
Shares issued under employee stock purchase plan			16,372		15,000			15,000
Accretion of dividends on Series A convertible and redeemable preferred stock (from January 1, 2003 through May 9, 2003) (As restated, see Note 6)							(97,000)	(97,000)
Accretion of dividends on Series A preferred stock (from May 10, 2003 through December 31, 2003) (As restated, see Note 6)					67,000		(67,000)
Accretion of imputed value assigned to the beneficial conversion on Series A convertible and redeemable preferred stock and related common stock warrants upon termination of redemption feature (As restated, see Note 6)							(2,962,000)	(2,962,000)
Amortization of offering costs for Series A convertible and redeemable preferred stock (As restated, see Note 6)							(177,000)	(177,000)

See accompanying notes to consolidated financial statements.

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY—(Continued)

	Preferred Stock		Common Stock		Additional Paid-in Capital	Deferred Compensation	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
	As restated (see Note 6)							As restated (see Note 6)
Reclassification of convertible and redeemable Series A preferred stock as amended on May 9, 2003	3,675				3,900,000			3,900,000
Conversion of Series A preferred stock into shares of common stock	(2,650)		253,299
Conversion of secured subordinated convertible promissory notes into shares of Series B preferred stock	4,721				4,721,000			4,721,000
Issuance of Series B preferred stock, net of issuance costs	2,050				1,522,000			1,522,000
Imputed value of beneficial conversion feature relating to the issuance of convertible notes payable					3,594,000			3,594,000
Warrants issued in connection with convertible notes payable					79,000			79,000
Imputed value of beneficial conversion feature relating to the issuance of Series B preferred stock					1,581,000		(1,581,000)
Conversion of Series B preferred stock into shares of common stock	(2,068)		3,074,657	3,000	(3,000)
Accretion of dividends on Series B preferred stock					195,000		(195,000)
Net loss							(11,638,000)	(11,638,000)

Balance, December 31, 2003, as restated (As restated, see Note 6)	5,728		$12,737,640	$13,000	$256,253,000	$(142,000)	$(247,134,000)	$8,990,000

See accompanying notes to consolidated financial statements.

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2003	2002	2001
	As restated (see Note 6)
Cash flows from operating activities:
Net loss	$(11,638,000)	$(28,318,000)	$(90,877,000)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,689,000	4,615,000	4,713,000
Provision for bad debt	148,000	39,000	41,000
Inventory write-offs	1,960,000	2,506,000	16,210,000
Asset impairments		870,000	2,241,000
Gain on sale of property and equipment	(309,000)
Accretion of interest expense on convertible notes	3,715,000
Amortization of deferred compensation for stock options issued below fair value	738,000	3,556,000	10,360,000
Warrants issued in connection with convertible notes	79,000
Amortization of deferred financing costs in conjunction with line of credit		328,000	30,000
Changes in assets and liabilities:
Restricted cash	(530,000)	(5,000)	(100,000)
Accounts receivable	(2,197,000)	(270,000)	1,346,000
Accounts receivable — related parties	(123,000)	502,000	6,668,000
Inventories	(59,000)	(286,000)	(9,557,000)
Prepaid expenses and other assets	(208,000)	305,000	2,032,000
Accounts payable	(189,000)	(5,402,000)	(11,508,000)
Accrued expenses	(87,000)	(1,327,000)	(2,505,000)
Inventory purchase commitment	(478,000)	(6,366,000)	15,749,000
Restructuring accrual	(109,000)	(101,000)	1,432,000
Deferred revenues	5,241,000	641,000	(1,660,000)

Net cash used in operating activities	(357,000)	(28,713,000)	(55,385,000)

Cash flows from investing activities:
Purchases of property and equipment	(225,000)	(198,000)	(5,887,000)
Proceeds from sale of property and equipment	321,000
Purchases of licensed technologies	(395,000)		(2,188,000)
Capitalized software development costs		(102,000)	(2,265,000)

Net cash used in investing activities	(299,000)	(300,000)	(10,340,000)

Cash flows from financing activities:
Proceeds from / (payments on) line of credit	(2,234,000)	674,000	1,560,000
Net proceeds from issuance of convertible and redeemable Series A preferred stock			25,850,000
Offering costs for convertible and redeemable Series A preferred stock		(232,000)

See accompanying notes to consolidated financial statements.

NOVATEL WIRELESS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS—(Continued)

	Year Ended December 31,
	2003	2002	2001
	As restated (see Note 6)
Net proceeds from issuance of Series B convertible preferred stock	1,522,000
Proceeds from exercise of stock options and warrants	2,793,000	239,000	504,000
Proceeds from shares issued under the employee stock purchase plan	15,000	135,000	171,000
Repurchase of common stock under Sanmina Settlement Agreement		(1,600,000)
Net proceeds from the issuance of common stock		2,398,000
Net proceeds from the issuance of convertible notes payable	1,095,000
Payments under capital lease obligation	(164,000)	(159,000)	(57,000)

Net cash provided by financing activities	3,027,000	1,455,000	28,028,000

Net increase (decrease) in cash and cash equivalents	2,371,000	(27,558,000)	(37,697,000)
Cash and cash equivalents, beginning of year	1,571,000	29,129,000	66,826,000

Cash and cash equivalents, end of year	$3,942,000	$1,571,000	$29,129,000

Supplemental disclosures of non-cash investing and financing activities:
Accretion of dividends on Series A convertible and redeemable preferred stock (As restated, see Note 6)	$97,000	$1,132,000	$50,000
Accretion of dividends on Series A preferred stock (As restated, see Note 6)	67,000
Amortization of offering costs for Series A convertible and redeemable preferred stock (As restated, see Note 6)	177,000	1,375,000	6,000
Reclassification of convertible and redeemable Series A preferred stock to convertible Series A preferred stock (As restated, see Note 6)	3,900,000
Deferred compensation adjustment for stock options cancelled	849,000	1,056,000	1,533,000
Issuance of convertible notes payable to settle the inventory purchase commitments liability	3,505,000
Deemed dividend for the imputed value assigned to the beneficial conversion feature on conversion of the Convertible Notes to Series B preferred stock and related common warrants	1,581,000
Accretion of imputed value assigned to the beneficial conversion feature on Series A convertible and redeemable preferred stock and related common stock warrants (As restated, see Note 6)	2,962,000	22,656,000	105,000
Common stock issued for settlement of inventory purchase commitment		5,400,000
Conversion of Series A preferred stock into shares of common stock	2,926,000	24,427,000
Conversion of convertible notes payable into Series B preferred stock	4,721,000
Imputed value assigned to beneficial conversion feature on convertible notes payable	3,594,000
Accretion of dividends on Series B preferred stock	195,000
Fixed assets retired against restructuring accrual		365,000
Cashless exercise of warrants			150,000
Capital lease obligation	75,000
Warrants granted in connection with line of credit, net			328,000
Supplemental disclosures of cash flow information:
Cash paid during the period for:
Interest	$145,000	$108,000	$222,000

See accompanying notes to consolidated financial statements.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Nature of Business and Significant Accounting Policies

Novatel Wireless, Inc., a Delaware corporation (the “Company”) was founded in 1996 and is headquartered in San Diego, California. The Company is a provider of wireless broadband access solutions for the worldwide mobile communications market. The Company’s broad range of products include wireless data modems and software for laptop PCs, embedded wireless modules for original equipment manufacturers, or OEMs, and ruggedized wireless data modems for public safety and telemetry applications. Through the integration of the Company’s hardware and software, the Company’s products are designed to operate on a majority of global wireless networks and provide mobile subscribers with secure and convenient access to data including corporate, public and personal information through the Internet and enterprise networks. The Company also offers software engineering and design services to the Company’s customers to facilitate the use of the Company’s products.

The Company’s subsidiaries include wholly owned Novatel Wireless Solutions, Inc., incorporated in Delaware, and wholly owned Novatel Wireless Technologies Ltd. (“NWT”), incorporated in Alberta, Canada.

Principles of Consolidation

The consolidated financial statements include the accounts of Novatel Wireless, Inc. and its wholly owned subsidiaries Novatel Wireless Solutions, Inc. and NWT.

All significant intercompany transactions and balances are eliminated in consolidation. Certain reclassifications have been made to amounts included in the prior years’ financial statements to conform to the presentation for the year ended December 31, 2003.

Stock Split

On October 29, 2002, a 1-for-15 reverse stock split that had been approved by the Company’s stockholders became effective. All references in the consolidated financial statements to number of shares outstanding, price per share, and per share amounts have been retroactively restated to reflect the reverse stock split for all periods presented.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets, liabilities, revenues, expenses and disclosures of contingent assets and liabilities. Actual results could differ from these estimates. Significant estimates include inventory valuation, the use of option pricing models to establish values of equity instruments, the valuation of long – lived assets and restructuring accruals.

Cash and Cash Equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less. Cash and cash equivalents consist of money market and mutual funds and are recorded at market value, which approximates cost. Cash on hand was $3.9 million at December 31, 2003 and $1.6 million at December 31, 2002.

Restricted Cash

Restricted cash includes $570,000 and $50,000 at December 31, 2003 and 2002, respectively, serving as collateral for the letters of credit relating to certain operating leases. The Company also had $65,000 and $55,000

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

at December 31, 2003 and 2002, respectively, of restricted cash deposits serving as collateral for the Company’s purchase card and merchant service program.

Transfers of Financial Assets

During 2001 the Company adopted SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 applies a financial-components approach that focuses on control, whereby after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, de-recognizes financial assets when control is surrendered and de-recognizes liabilities when extinguished. SFAS No. 140 also provides standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Under the provisions of SFAS No. 140, the Company’s activities in relation to their receivable sale agreement with its credit facility, as discussed in Note 5, are subject to these reporting standards.

Inventories

Inventories are stated at the lower of cost (first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost and depreciated using the straight-line method. Test equipment, computer equipment and purchased software, furniture and fixtures and product tooling are depreciated over lives ranging from two to five years and leasehold improvements are depreciated over the shorter of the related lease period or useful life. Amortization of assets held under capital leases is included in depreciation expense.

Expenditures for repairs and maintenance are expensed as incurred. Expenditures for major renewals and betterments that extend the useful lives of existing property and equipment are capitalized and depreciated. Upon retirement or disposition of property and equipment, any resulting gain or loss is recognized in the consolidated statement of operations.

Intangible Assets

Intangible assets include the costs of non-exclusive and perpetual worldwide software technology licenses and software development costs. License costs are amortized on a straight-line basis over the estimated useful lives of the assets, which range from three to seven years and are amortized as the Company’s products are sold. Software development costs for products sold (primarily firmware embedded in the Company’s products) incurred after technological feasibility is established are capitalized in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 86, “Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed.” Capitalized software development costs are amortized when products are available for general release to customers, using the greater of the amount computed using (a) the ratio that current gross revenues for the products bear to the total of current and anticipated future gross revenues for those products or (b) the straight-line method over the estimated useful lives of the products, which is currently five years.

Long-Lived Assets

The Company periodically evaluates the carrying value of the unamortized balances of its long-lived assets, including fixed and intangible assets, to determine whether impairment of these assets has occurred or whether a revision to the related amortization periods should be made. This evaluation is based on management’s projections of the discounted future cash flows associated with each class of asset. If management’s evaluation

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

indicates that the carrying values of these assets are impaired, such impairment is recognized by a reduction of the applicable asset carrying value to its estimated fair value and expensed through operations. See Note 3 for Asset Impairment discussions.

Revenue Recognition

The Company’s revenue is generated from the sale of wireless modems to wireless operators, OEM customers, VARs and distributors and from development services contracts. Revenue from product sales is recognized upon the latest of transfer of title or shipment of the product to the customer. The Company records deferred revenue for cash payments received from customers in advance of when revenue recognition criteria are met. The Company grants price protection provisions to certain customers and tracks pricing and other terms offered to customers buying similar products to assess compliance with these provisions. To date, the Company has not incurred material price protection expenses. The Company establishes reserves for estimated product returns allowances in the period in which revenue is recognized. In estimating future product returns, the Company considers various relevant factors, including the Company’s stated return policies and practices and historical trends. The Securities and Exchange Commission’s Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements” (“SAB 101”), as amended by SAB No. 104, provides guidance on the application of generally accepted accounting principles to selected revenue recognition issues.

For our fixed price development services contracts, the Company recognizes revenue as services are rendered using labor output measures or the achievement of milestones as indicators of progress. Total estimated costs are based on management’s assessment of costs to complete the project including periodic assessments of the progress achieved and the costs expended to date. To the extent that estimated costs materially change, revenue and profit recorded under the associated contract is adjusted accordingly. If total costs of completion are estimated to exceed the contract value, a loss is recognized in the period the loss is identified. Total revenue recognized for development services during 2003, 2002 and 2001 amounted to $5.4 million, $1.4 million and $400,000, respectively. Total costs of revenue incurred for development services in 2003, 2002, 2001 amounted to $4.3 million, $1.4 million and $320,000, respectively. The Company expects that, going forward, the level of engineering services revenue, as a percentage of total revenue, will not be significant.

During 2003, the Company entered into a joint development agreement containing multiple elements with one of its customers. These elements include development services and product shipments. Accordingly, the Company has separated its deliverables into units of accounting and recognized revenue on these deliverables, consistent with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” Accordingly, $6.2 million in cash payments received in 2003 were recorded as deferred revenue, which will be recognized as revenue when products are shipped or as services are rendered in the future.

Research and Development Costs

Research and development costs are expensed as incurred and consist of employee salaries and related costs, costs paid to third-party contractors and consultants, expendable equipment costs and equipment depreciation. Research and development costs also include allocations of corporate overhead expenses, consisting primarily of facilities costs. Revenue is recorded for research and development efforts that are reimbursed under development services contracts with the related costs reclassified as cost of revenues.

Warranty Costs

The Company accrues warranty costs based on estimates of future warranty related repairs or rework of products and services. The Company’s warranty policy generally provides one or two-year coverage for product

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

following the date of purchase. The Company’s policy is to accrue the estimated cost of warranty coverage at the time the sale is recorded. In estimating its future warranty obligations the Company considers various factors, including the Company’s stated warranty policies and practices, the historical frequency of claims, and the cost to replace or repair its products under warranty.

Income Taxes

The Company accounts for income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes,” which requires the use of the asset and liability method of accounting for deferred income taxes. Under this method, deferred income taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts at each period end. If it is more likely than not that some portion or all of a deferred tax asset will not be realized, a valuation allowance is recognized.

Stock-Based Compensation

In December 2002, the FASB issued SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of FASB Statement No. 123. This Statement provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. Additionally, the Statement amends the disclosure requirements of SFAS No. 123, Accounting for Stock-Based Compensation, to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results.

In accordance with SFAS No. 123, “Accounting for Stock-Based Compensation,” as amended, the Company has elected to account for costs of stock-based employee compensation using the intrinsic value method prescribed in APB Opinion No. 25. Additionally, the Company discloses the pro forma effect on net loss and related per share amounts as if the fair-value method prescribed by SFAS No. 123 had been used to account for its stock-based employee compensation (see Note 7). The Company accounts for equity instruments issued to non-employees using the fair value method in accordance with the provisions of SFAS No. 123 and related interpretations. The weighted average fair value of the options granted during fiscal 2003, 2002 and 2001 was estimated as $1.89, $5.49 and $17.73, respectively, on the date of grant using the Black-Scholes option pricing model with the following assumptions: no dividend yield, volatility of 123%, 116% and 104% for fiscal 2003, 2002 and 2001, respectively, risk-free interest rates between 3.0% and 6.45% and expected lives of four to five years.

Had compensation expense been determined based on the fair values at the dates of grant for the years ended December 31, 2003, 2002 and 2001 consistent with the provisions of SFAS No. 123, as amended by SFAS No. 148, the Company’s net loss per share would have been reported as the pro forma amounts indicated below:

	Year Ended December 31,
	2003	2002	2001
	As restated (see Note 6)
Net loss applicable to common stockholders, as reported	$(16,717,000)	$(53,481,000)	$(91,038,000)
Net loss applicable to common stockholders, pro forma	$(20,141,000)	$(58,763,000)	$(97,728,000)
Net loss per share, as reported	$(2.14)	$(10.47)	$(25.11)
Net loss per share, pro forma	$(2.58)	$(11.51)	$(26.95)

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Based on announcements made by the Financial Accounting Standards Board, the Company expects to be required to use the fair value method to account for all stock based compensation beginning sometime in 2005.

Computation of Net Loss Per Share

SFAS No. 128, “Earnings Per Share,” requires companies to compute basic and diluted per share data for all periods for which a statement of operations is presented. Basic net loss per share is computed by dividing the net loss applicable to common stockholders by the weighted average number of common shares that were outstanding during the period. Diluted earnings per share is computed by giving effect to all potentially dilutive securities that were outstanding for the periods presented. Potentially dilutive securities consisting of options, warrants and convertible and redeemable preferred stock were not considered in the calculation of diluted earnings per share, as their impact would be antidilutive. For the periods presented, there is no difference between basic and diluted net loss per share. The difference between net loss and net loss applicable to common stockholders consists of accretion of dividends on convertible and redeemable preferred stock and amortization of offering costs for convertible and redeemable preferred stock. (see Note 6)

Fair Value of Financial Instruments

The carrying amounts of the Company’s cash, accounts receivable, accounts receivable – related parties, accounts payable and accrued expenses approximate their fair value due to their short-term nature. The Company performs credit evaluations of key customers and management believes it is not exposed to significant credit risk on its accounts receivable in excess of established reserves. The carrying amount of the line of credit approximates fair value based on borrowing rates currently available to the Company. The fair value of the beneficial conversion on the Series A and Series B preferred stock and related common stock warrants issued were determined using the closing price of the Company’s common stock at the date of issuance.

Comprehensive Income

SFAS No. 130, “Comprehensive Income,” requires that all items recognized under accounting standards as components of comprehensive income be reported with the same prominence as other financial statements. The Company has no items requiring separate display of comprehensive income other than net loss.

Segment Information

SFAS No. 131, “Disclosures About Segments of an Enterprise and Related Information,” requires public companies to report financial and descriptive information about their reportable operating segments. The Company identifies its operating segments based on how management internally evaluates separate financial information, business activities and management responsibility. The Company operates in a single business segment consisting of the development, manufacture and sale of wireless Internet products.

Recent Accounting Pronouncements

In May 2003, FASB issued SFAS No. 150 “ Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No.150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity. SFAS No. 150 requires those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 is generally effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

beginning after June 15, 2003. For financial instruments created before the issuance date of this SFAS and still existing at the beginning of the interim period of adoption, transition shall be achieved by reporting the cumulative effect of a change in an accounting principle by initially measuring the financial instruments at fair value or other measurement attribute required by this statement. The adoption of SFAS No. 150 did not have any impact on the Company’s financial position or results of operations.

In April 2003, the FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” This statement amends and clarifies the financial accounting and reporting requirements, originally established in SFAS No. 133, for derivative instruments and hedging activities. SFAS No. 149 provides greater clarification of the characteristics of a derivative instrument so that contracts with similar characteristics will be accounted for consistently. This statement is effective for contracts entered into or modified after June 30, 2003, as well as for hedging relationships designated after June 30, 2003, excluding certain implementation issues that have been effective prior to this date under SFAS No. 133. The adoption of this statement has not had any impact on the Company’s operating results or financial position.

In November 2002, the FASB issued Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness to Others, an interpretation of FASB Statements No. 5, 57 and 107 and a rescission of FASB Interpretation No. 34.” This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under guarantees issued. The Interpretation also clarifies that a guarantor is required to recognize, at inception of a guarantee, a liability for the fair value of the obligation undertaken. The initial recognition and measurement provisions of the Interpretation are applicable to guarantees issued or modified after December 31, 2002 and did not have a material effect on the Company’s consolidated financial statements. The disclosure requirements are effective for financial statements of interim or annual periods ending after December 15, 2002.

In January 2003, the FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities” (FIN 46), which addresses the consolidation of certain entities (variable interest entities, or VIE’s) in which an enterprise has a controlling financial interest through other than voting interests. FIN No. 46 requires that a variable interest entity be consolidated by the holder of the majority of the expected risks and rewards associated with the activities of the variable interest entity. FIN 46 was effective for VIE’s entered into prior to February 1, 2003 in periods beginning after June 15, 2003. The adoption of FIN 46 did not have a material impact on the Company’s consolidated financial condition or results of operations. In January 2004, the FASB issued a revision to FIN 46 (FIN 46R), to clarify some requirements and add new scope exceptions. The revised guidance is effective for the first reporting period beginning after December 15, 2003. The adoption of the provisions of FIN 46R is not expected to have any impact on the Company’s consolidated financial condition or results of operations.

In November 2002, the EITF issued EITF Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables.” EITF Issue No. 00-21 addresses how to determine whether a revenue arrangement involving multiple deliverables contains more than one unit of accounting for the purposes of revenue recognition and how the revenue arrangement consideration should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 applies to revenue arrangements entered into after June 15, 2003. Novatel adopted the provisions of EITF Issue No. 00-21 as of July 1, 2003. During 2003, the Company entered into a joint development agreement containing multiple element arrangements with one of its customers. Accordingly, the Company has recognized revenue for the related services and product sales in accordance with the provisions of EITF Issue No. 00-21.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

2.    Recent Operational Developments

Operational Overview

The Company has incurred significant costs to develop its technologies and products. These costs have exceeded total revenue. As a result, the Company has incurred losses in each year since inception. As of December 31, 2003, the Company had an accumulated deficit of $246.4 million and working capital of $2.3 million. During the year ended December 31, 2003, the Company incurred a net loss applicable to common stockholders of $16.0 million. Also during 2003, the Company raised additional equity and debt financing of $5.4 million and, subsequent to December 31, 2003, an additional $7.5 million in equity financing was raised (See Note 6). At December 31, 2003, the Company had approximately $3.9 million in cash and cash equivalents. There were no outstanding borrowings under the line of credit as of December 31, 2003. Management intends to continue executing a plan to improve the Company’s operating results and financial condition. The plan includes strengthening sales initiatives, improving gross margins and continuing to cut other costs as a percentage of sales.

On August 1, 2003, the Company and Lucent Technologies, Inc. (“Lucent”) amended an existing joint development agreement and an existing supply agreement between them pertaining to UMTS technology products. As amended, the contracts provide that, subject to certain terms, conditions and limitations, Lucent could place significant purchase orders over the period of the contract, which commenced in the fourth quarter of 2003. Although management is confident of the Company’s ability to generate future profitable sales of UMTS, CDMA and GPRS products, there can be no assurance that the sales of these products will be made at volumes sufficient to generate enough cash flow to cover the Company’s operating expenses. Failure to generate significant revenue from new or existing products, whether due to lack of market acceptance, problems associated with initial production of new products, competition, technological change or the inability to reduce manufacturing and/or operating costs, will further adversely impact the Company’s cash flows, financial condition and results of operations.

3.    Restructuring Charges and Asset Impairments

As a result of the adverse economic developments in the Company’s industry sector, the Company has continuously reduced its operating costs, primarily through employee layoffs and facility consolidations, throughout 2001, 2002 and 2003. Consequently, restructuring charges have been recorded totaling $828,000 in 2003, $2.7 million in 2002 and $7.1 million in 2001. There were 12 employee separations during 2003, 33 employee separations during 2002 and 183 employee separations during 2001. During 2002, the Company recorded an impairment charge in the amount of $870,000 for a software license that was no longer being used as a result of the Company’s decision not to pursue further development of the technology related to this license.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The following table displays the activity and balances of the restructuring accrual from January 1, 2002 to December 31, 2003:

	Employee Termination	Facility Closings	Asset Impairments	Total
2002
Balance – January 1, 2002	$184,000	$1,215,000	$365,000	$1,764,000
Charges	778,000	1,002,000	870,000	2,650,000
Cash payments	(867,000)	(981,000)	—	(1,848,000)
Asset impairments	—	—	(1,235,000)	(1,235,000)

Balance – December 31, 2002	$95,000	$1,236,000	$0	$1,331,000

2003
Charges	$336,000	$492,000	—	$828,000
Cash payments	(431,000)	(597,000)	—	(1,028,000)
Foreign exchange loss	—	91,000	—	91,000

Balance – December 31, 2003	$0	$1,222,000	$0	$1,222,000

Cash payments for facility consolidations of $1.2 million are expected to be paid ratably over the next 45 months.

4.    Financial Statement Details

Inventories

Inventories consist of the following:

	December 31,
	2003	2002
Finished goods	$1,576,000	$3,036,000
Raw materials and components	773,000	1,214,000

	$2,349,000	$4,250,000

The Company determined that certain components in inventory were impaired due to low demand for the product. In 2003, the Company recorded charges for an additional $2.0 million for excess and obsolete raw material components and finished goods. All inventory write-downs are classified in “Cost of revenue” in the accompanying consolidated statements of operations.

During 2002, the Company recorded a charge to write-off $2.5 million of raw material components and finished goods on hand that were considered excess or obsolete, which was offset by $1.5 million for the sale of inventory that had been previously written-off, resulting in a net write-off of $1.0 million.

During 2001, the Company recorded charges to write-off $34.5 million of excess or obsolete inventory on hand and under purchase commitments.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

Property and equipment consists of the following:

	December 31,
	2003	2002
Test equipment	$6,860,000	$8,240,000
Computer equipment and purchased software	5,219,000	6,259,000
Furniture and fixtures	1,075,000	1,433,000
Product tooling	1,405,000	1,560,000
Leasehold improvements	316,000	554,000

	14,875,000	18,046,000
Less – accumulated depreciation and amortization	(12,960,000)	(13,945,000)

	$1,915,000	$4,101,000

Depreciation expense was $2,474,000, $3,841,000 and $4,596,000 for the years ended December 31, 2003, 2002 and 2001, respectively. At December 31, 2003 and 2002, assets held under capital leases had a net book value of $82,000 and $123,000, respectively, net of accumulated amortization of $564,000 and $480,000, respectively.

Intangible Assets

Intangible assets consists of the following:

	December 31,
	2003	2002
CDMA licenses	$2,906,000	$2,561,000
UMTS / GPRS licenses	3,829,000	3,384,000

	6,735,000	5,945,000
Less – accumulated amortization	(2,106,000)	(891,000)

	$4,629,000	$5,054,000

Accrued Expenses

Accrued expenses consist of the following:

	December 31,
	2003	2002
Royalties	$493,000	$112,000
Payroll and related	442,000	641,000
Product warranty and sales returns reserve	25,000	206,000
Professional fees	75,000	69,000
Other	144,000	238,000

	$1,179,000	$1,266,000

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Line of Credit

Effective in November 2002, the Company’s credit facility with a bank was amended to allow the Company to borrow up to the lesser of $5 million or 65% of eligible accounts receivable balances. In April 2003, this facility was amended to include an accounts receivable purchase facility pursuant to which the Company may factor at any given time up to 75% of certain accounts receivable invoices, up to a maximum of $3 million in combined invoices. In October of 2003, the facility was amended such that only certain accounts receivable may be purchased up to a maximum aggregate amount of $6 million and the 65% of eligible accounts receivable portion of the agreement was terminated. In December 2003, the remaining accounts receivable purchase facility was amended again to increase the borrowing availability to $6.7 million and to extend the expiration date to November 2004. This credit facility bears interest at 1.5% per month when utilized. As of December 31, 2003, no borrowings were outstanding under this facility. The amount available under this facility at December 31, 2003 was approximately $6.3 million.

In connection with initially entering into this facility, the Company issued warrants to purchase 58,762 shares of the Company’s common stock at an exercise price of $7.06, as adjusted to date to reflect dilutive equity issuances made subsequent to November 2001, the initial date of the facility. The fair value of the warrants totaling $358,000 was amortized as interest expense over the initial 12-month term of the facility. These warrants expire on November 29, 2008 and may be exercised using a cashless exercise feature in which the number of shares issued would be calculated by dividing the intrinsic value of the warrants on the date of exercise by the fair market value of a share of common stock on the date of exercise. In February 2004, all these warrants were exercised.

6.     Stockholders’ Equity

Recent Financing

In January 2004, the Company successfully raised aggregate net proceeds of approximately $7.5 million, net of fees to the placement agent and offering costs, from the issuance of 1,142,855 shares of Common Stock. Warrants to acquire 228,565 common shares at a price of $8.83, expiring on January 15, 2009, were also issued in conjunction with this offering.

Series B Preferred Stock

On March 12, 2003, following deliberation and approval by the Company’s Board of Directors, the Company entered into a series of agreements, including a Securities Purchase Agreement (the “Purchase Agreement”) with a group of investors (the “Investors”) in connection with the private placement of $3.25 million of convertible debt and equity securities, and the issuance of up to $3.505 million of convertible debt securities in satisfaction of outstanding Company obligations to a third party. As a result of these agreements, the Company completed the following transactions, which are collectively referred to as the “Private Placement Transactions”:

•	On March 13, 2003, the Company received cash of $1.1 million, net of $100,000 of transaction costs, in exchange for issuing $1.2 million of secured subordinated convertible promissory notes (the “Initial Convertible Notes”), convertible subject to stockholder approval into newly authorized shares of the Company’s Series B convertible preferred stock (“Series B Preferred Stock”), which approval the Company received on May 2, 2003. These notes automatically converted into 1,216 shares of Series B convertible preferred stock on May 14, 2003 following stockholder approval of the Private Placement Transactions. Additionally, warrants were granted to the Investors to purchase an aggregate of 857,143 shares of Common Stock at an exercise price of $0.70 per share;

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

•	On May 14, 2003, the Company issued and sold 2,050 additional shares of Series B Preferred Stock and warrants to purchase an aggregate of 732,198 shares of Common Stock at an exercise price of $0.70 per share in exchange for $2.05 million in cash, which was reduced by approximately $400,000 of transaction costs to $1.6 million net proceeds; and

•	On May 14, 2003, the Company issued $3.505 million of secured subordinated convertible non-interest bearing promissory notes (the “Additional Convertible Notes”) and warrants to purchase an aggregate 1,251,786 shares of Common Stock at an exercise price of $0.70 per share to the Investors in satisfaction of the Company’s indebtedness to Sanmina – SCI Corporation which the Investors acquired from Sanmina (the “Sanmina Obligations”). Unless earlier converted at the option of the respective holder, the Additional Convertible Notes were structured to automatically convert into 3,505 shares of Series B Preferred Stock at the rate of $400,000 on each of August 14, 2003, November 14, 2003 and February 14, 2004, and the remaining balance on May 14, 2004. The Additional Convertible Notes were structured to convert into a number of shares of Series B Preferred Stock equal to the total amount outstanding thereon at the time of conversion divided by $1,000. On August 14, 2003, as scheduled, $400,000 of Additional Convertible Notes converted into 400 shares of Series B Preferred Stock. On November 14, 2003, as scheduled, $400,000 of Additional Convertible Notes converted into 400 shares of Series B Preferred Stock. In December 2003, the remaining $2.7 million converted into 2,705 shares of Series B Preferred Stock.

Each share of Series B preferred stock is entitled to receive cumulative dividends at a rate of 8% per annum which the Company is entitled to pay by means of issuing additional shares of common stock to the holder thereof. The Series B preferred stock is convertible at any time into the number of common shares equal to the total amount outstanding plus accrued dividends to date divided by $0.70. As of December 31, 2003, 2,068 shares of Series B preferred stock had been converted into 3,074,657 shares of common stock, and there were 4,703 shares of Series B outstanding that, including accrued dividends, are convertible into 6,998,399 shares of common stock. In addition, each share of Series B preferred stock is entitled to a liquidation preference equal to 150% of the sum of the initial purchase price of $1,000 plus all accrued but unpaid dividends thereon (the Liquidation Preference). The terms of the Series B preferred stock also included a redemption feature effective at the option of the holders upon the seventh anniversary of the date of issuance or upon a change in control of the Company, including the acquisition by a person or group of beneficial ownership of more than 50.0% of the voting power of the Company, whereby holders of Series B preferred stock then outstanding could require the Company to redeem the Series B preferred shares from funds legally available therefore at a redemption price per share equal to the Liquidation Preference. Effective on the original transaction date, the holders of Series B Preferred Stock voluntarily, permanently and unconditionally waived their right to obligate the Company to redeem their shares of Series B Preferred Stock except for the right to redeem in the event of a change in control of the Company. However, the Company’s authorized capital includes unissued “blank check” preferred stock, the issuance of which may be approved by the board of directors without the prior consent of the stockholders of the Company and which can be used to effectively prevent a change of control. As a result, the Company does not expect to redeem any of its Series B preferred stock in the foreseeable future. However, in the event the Company’s board of directors approves a merger or does not otherwise act to prevent a change of control through the use of the Company’s authorized and unissued preferred stock, the redemption features could be triggered. As of December 31, 2003, the Company’s total redemption obligation would have equaled $6.1 million.

The Initial Convertible Notes and the Additional Convertible Notes had a conversion price per common share of $0.70. This conversion price was based on the lower of the five-day trailing average closing bid price of the Company’s common stock at the time that the definitive agreement was signed, or $0.70. On the date of issuance of the Initial Convertible Notes, the difference between the conversion price per common share and the closing price of the Company’s common stock amounted to $0.33 per share. The fair value of the warrants was

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

determined using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 3.5%, volatility of 116% and expected lives of four years. The proceeds from the Initial Convertible Notes allocable to the warrants was $400,000 and was determined based on the relative fair values of the debt securities issued and warrants granted. In accordance with EITF 98-5, as amended by EITF 00-27, the intrinsic value of the beneficial conversion feature at the date of issuance was approximately $1.1 million. During the quarter ended June 30, 2003, 100% of the Initial Convertible Notes were converted into Series B Preferred Stock. As a result of such conversion, the remaining value of the beneficial conversion feature of approximately $1.1 million was recognized as non-cash interest expense.

On May 14, 2003, the date of issuance of the Additional Convertible Notes, the difference between the conversion price per common share of the Additional Convertible Notes and the closing price of the Company’s common stock amounted to $0.21 per share. The fair value of the warrants was determined using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 3.5%, volatility of 116% and expected lives of four years. The proceeds from the Additional Convertible Notes allocable to the warrants was $700,000 and was determined based on the relative fair values of the debt securities issued and warrants granted. In accordance with EITF 98-5, as amended by EITF 00-27, the intrinsic value of the beneficial conversion feature at the date of issuance was approximately $1.8 million. The $1.8 million, together with the $700,000 fair value of the warrants granted, was being accreted ratably over the four-year life of the Additional Convertible Notes. However, because all of the Additional Convertible Notes were converted into Series B preferred stock in 2003, the Company recognized the entire $2.5 million in non-cash interest expense during the year ended December 31, 2003.

On May 14, 2003, the date of initial issuance of the Series B Preferred Stock, the difference between the conversion price per common share of the Series B Preferred Stock and the closing price of the Company’s common stock amounted to $0.21 per share. The fair value of the warrants was determined using the Black- Scholes option-pricing model with the following assumptions: risk free interest rate of 3.5%, volatility of 116% and expected lives of four years. The proceeds from the Series B Preferred Stock allocable to the warrants was $300,000 and was determined based on the relative fair values of the equity securities issued and warrants granted. In accordance with EITF 98-5, as amended by EITF 00-27, the intrinsic value of the beneficial conversion feature at the date of issuance was approximately $1.3 million. As the Series B Preferred Stock is immediately convertible, the $1.3 million, together with the $300,000 fair value of the warrants granted was accounted for as a dividend in the second quarter of 2003. This $1.6 million deemed dividend is therefore included in the net loss applicable to common stockholders for the year ended December 31, 2003.

On March 12, 2003, concurrent with the Purchase Agreement, the Investors and Sanmina entered into an agreement pursuant to which, subject to certain terms and conditions, Sanmina agreed to sell to the Investors, and the Investors agreed to purchase from Sanmina, (herein, the “Sanmina Purchase”) the Sanmina Obligation at a discount. In order to facilitate the Sanmina Purchase, Sanmina granted the Company forbearance from its obligation to make payments to Sanmina until the earlier of the Sanmina Purchase or August 1, 2003. On May 7, 2003, the Investors finalized the Sanmina Purchase and as a result, Sanmina is no longer a creditor of the Company. Under the terms of the Sanmina Purchase, Sanmina refunded to the Company $457,000 in cash primarily for payments made to Sanmina from February 2003 to March 12, 2003. In return for obtaining this payment forbearance, the Company issued Sanmina a warrant to purchase 150,000 shares of the Company’s Common Stock at an exercise price of $0.68 per share at the time of issuance. The value of the warrants of approximately $79,000, determined using the Black-Scholes option-pricing model was recognized as non-cash interest expense during the year ended December 31, 2003. In January 2004, the parties amended the warrant exercise provision and Sanmina exercised the warrant for cash at an exercise price of $0.68 per share.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

In December 2003, 2,068 shares of Series B Preferred Stock were converted into 3,074,657 shares of common stock. During 2003, the Company accrued approximately $195,000 in dividends relating to the outstanding Series B Preferred Stock.

Series A Preferred Stock

In December 2001, the Company received aggregate net proceeds of approximately $25.9 million, from the issuance of 27,172 shares of Series A convertible and redeemable preferred stock (“Series A preferred stock”), which are convertible at any time and without the need to pay any additional consideration into common shares. Warrants to acquire 705,765 common shares (the “Investor Warrants”) were issued in conjunction with the Series A preferred stock. All such securities were sold solely to accredited investors, as defined in Rule 501 of Regulation D pursuant to the Securities Act of 1933, as amended. Each share of Series A preferred stock is entitled to receive cumulative dividends at a rate of 6.5% per annum. In addition, each share of Series A preferred stock is entitled to a liquidation preference of $1,000, plus any accrued but unpaid dividends thereon. The Series A preferred stock is convertible, at the option of the holder at any time, at a conversion price of $11.55 per share. As of December 31, 2003, 26,147 shares of Series A preferred stock had been converted into 2,368,147 shares of common stock, and there were 1,025 shares of Series A preferred stock outstanding, which are convertible into 100,990 common shares including accumulated dividends to date thereon which are payable in the form of additional shares of common stock at the time of conversion.

The conversion price per common share of $11.55 represents a 13.5% discount from the average quoted per share price of the common stock for the 20 trading-day period ending December 12, 2001, the day the commitment letter for the offering of the Series A preferred stock was executed. On the date of issuance of the Series A preferred stock the difference between the conversion price per common share and the closing price of the Company’s common stock amounted to $6.75 per share. As a result of this difference, the Company recorded the sale of preferred stock and issuance of warrants measured at fair value pursuant to the guidance in SFAS No. 123 and EITF 00-27. The Company used the fair value method in determining the value of the beneficial conversion feature at the date of issuance of approximately $21.4 million. Pursuant to SFAS 123, the Company measured the fair value of the warrants issued in conjunction with the Series A preferred stock at the date of issuance to be approximately $4.5 million.

Prior to May 9, 2003, the Series A preferred stockholders had the right to require the Company to redeem such stock upon a change of control or the seventh anniversary of the issuance (December 2008), in each case provided there are funds legally available for such purpose. On May 9, 2003, in connection with the Series B preferred stock Private Placement Transactions discussed above, the Series A preferred stock terms were amended to remove the seventh anniversary redemption right.

Subsequent to the original issuance of the Company’s 2003 financial statements on Form 10-K, as filed with the SEC on March 15, 2004, the Company identified that the accounting consequences of the May 9, 2003 amendment of the Series A preferred stock had not been properly reflected in those financial statements. As a result of the amendment, the Series A preferred stock should have been classified as a component of stockholders’ equity in the 2003 balance sheet. Additionally, the amendment should have caused immediate recognition in the 2003 statement of operations of the remaining beneficial conversion feature and remaining unamortized offering costs since the Series A preferred stock is convertible at any time at the option of the stockholder. Consequently, the accompanying consolidated financial statements have been restated to properly reflect this accounting treatment.

As a result of this restatement, net loss applicable to common stockholders in the accompanying statement of operations for 2003 has been increased by $687,000, from ($16.0 million) as previously reported to

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

($16.7 million) as restated. This increase in net loss applicable to common stockholders represents the dividend recognized for the remaining value of the unaccreted beneficial conversion feature and offering costs. Accordingly, loss per common share in the accompanying statement of operations for 2003 has been increased by $0.09, from ($2.05) per share as previously reported to ($2.14) per share as restated.

Additionally, the carrying value of the Series A preferred stock has been reclassified on the accompanying 2003 balance sheet as a component of stockholders’ equity, thereby increasing stockholders’ equity by $354,000, from $8.6 million as previously reported to $9.0 million as restated. This reclassification has also been reflected in the accompanying statement of stockholders’ equity for 2003. Finally, the accompanying statement of cash flows for 2003 was amended to include the additional accretion in the supplemental disclosures of non-cash investing and financing activities.

As of March 25, 2004, all of the remaining outstanding shares of the Company’s Series A preferred stock had been converted into shares of the Company’s common stock. As a result, there are no shares of Series A preferred stock outstanding as of March 25, 2004.

Recent Warrant Exercises

During 2003, the Company received aggregate proceeds of approximately $2.5 million in connection with the issuance of 2,370,732 shares of common stock upon the exercise of certain outstanding warrants.

Other Financing Activities

In September 2002, the Company successfully raised aggregate net proceeds of approximately $2.4 million, net of fees to the placement agent and offering costs, from the issuance of 985,658 shares of Common Stock. Warrants to acquire 501,209 common shares at a price of $3.60, expiring on March 12, 2006, were also issued in conjunction with this offering.

Warrants

The Company has issued warrants to purchase shares of the Company’s capital stock to various investors and lenders as approved by its board of directors.

A summary of warrant activity is as follows:

	December 31,
	2003		2002		2001
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning of year	1,908,438	$11.71	1,430,095	$17.70	702,806	$29.40
Granted	2,991,072	0.70	506,511	3.66	743,122	17.70
Cancelled	(52,420)	21.30	(28,168)	2.79	—	—
Exercised	(2,370,732)	1.07	—	—	(15,833)	17.40

Outstanding, end of year	2,476,358	$5.94	1,908,438	$11.71	1,430,095	$17.70

In connection with the Private Placement Transactions in March and May 2003, the Company issued warrants to buy 2,841,072 shares of common stock. These warrants may be exercised at $0.70 per share at any

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

time up to September 12, 2008 for 857,141 warrants and November 14, 2008 for 1,983,931 warrants. Under the fair value method, the value of these warrants at the date of issuance was determined using the Black-Scholes option-pricing model with the following assumptions: risk free interest rate of 3.5%, volatility of 116% and expected lives of four years. The proceeds from the Private Placement Transactions allocable to the warrants was $1,400,000, which was recorded as a component of Additional Paid-in Capital, and was determined based on the relative fair values of the debt securities issued and warrants granted.

In connection with the common stock issuance in September 2002, the Company issued warrants to buy 501,209 shares of common stock. These warrants may be exercised at $3.60 per share at any time between March 12, 2003 and March 12, 2006. Under the fair value method, the value of these warrants at the date of issuance was nominal and, accordingly, no value has been assigned to them.

In connection with the Series A preferred stock financing in December 2001 (see Note 6), the Company issued to the purchasers of the Series A preferred stock warrants exercisable for the purchase of 705,765 newly- issued shares of common stock. These warrants may be exercised at $18.00 per share at any time up to December 21, 2005. The Company estimated the fair market value of these warrants at the date of issuance to be $4,512,000, which were ratably accreted in dividends and recorded as a component of Additional Paid-in Capital.

In connection with the Company’s line of credit facility, the Company issued warrants to buy 58,762 shares of common stock, as adjusted pursuant to the antidilution provision of the warrant. These warrants may be exercised at $7.06 per share, adjusted per warrant terms, at any time up to expiration on November 29, 2008. Under the fair value method, the value of these warrants at the date of issuance was $358,000, which were amortized over the term of the facility. These warrants may be exercised at $9.72 per share, adjusted per warrant terms, at any time up to expiration on November 29, 2008. Under the fair value method, the value of these warrants at the date of issuance was nominal and, accordingly, no value has been assigned to them.

Common Shares Reserved for Future Issuance

The Company has reserved shares of common stock for future issuance as of December 31, 2003 as follows:

Stock options outstanding	3,794,252
Stock options available for future grant	1,667,991
Stock warrants outstanding	2,476,358
Conversion of Series A Preferred Stock	100,990
Conversion of Series B Preferred Stock	6,998,399
Shares available under the Employee Stock Purchase Plan	83,115

Total reserved shares for issuance of common stock	15,121,105

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Net Loss Applicable to Common Stockholders

A reconciliation of the net loss to net loss applicable to common stockholders is as follows:

	Year Ended December 31,
	2003	2002	2001
	As restated
Net loss	$(11,638,000)	$(28,318,000)	$(90,877,000)
Adjustments to net loss used in computing basic and diluted net loss applicable to common stockholders:
Accretion of dividends on convertible and redeemable preferred stock (As restated)	(97,000)	(1,132,000)	(50,000)
Accretion of dividends on Series A preferred stock (As restated)	(67,000)	—	—
Accretion of dividends on Series B Preferred Stock	(195,000)	—	—
Amortization of offering costs for Series A convertible and redeemable preferred stock (As restated)	(177,000)	(1,375,000)	(6,000)
Accretion of imputed value assigned to the beneficial conversion feature of Series A convertible and redeemable preferred stock and related common stock warrants (As restated )	(2,962,000)	(22,656,000)	(105,000)
Imputed value of beneficial conversion feature relating to the issuance of preferred stock	(1,581,000)	—	—

Total	$(5,079,000)	$(25,163,000)	$(161,000)

Net loss applicable to common stockholders	$(16,717,000)	$(53,481,000)	$(91,038,000)

7.    Stock Option and Employee Stock Purchase Plans

Stock Option Plans

The Company’s amended and restated 1997 stock option plan (the “1997 Plan”) for employees authorizes the granting of options for up to 800,000 shares of the Company’s common stock. Generally, options are to be granted at prices equal to at least 100% of the fair value of the stock on the date of grant, expire not later than ten years from the date of grant and vest ratably and annually over a four-year period following the date of grant. From time to time, as approved by the Company’s Board of Directors, options with differing vesting terms have also been granted. The 1997 Plan provides that any shares issued come from the Company’s authorized but unissued or reacquired common stock. In September, 2000 we suspended making any further grants pursuant to the 1997 Plan and contributed the remaining shares then reserved for issuance under such plan to the 2000 Plan.

In July 2000, the Company’s Board of Directors approved and in September 2000, the Company’s stockholders approved the 2000 Stock Incentive Plan (the “2000 Plan”) authorizing the granting of options for up to 1,100,000 shares of the Company’s common stock, including the 800,000 shares authorized under the 1997 Plan, plus an automatic annual increase, to be added on the first day of the fiscal year beginning in 2001, equal to the lesser of (a) 3.0% of the outstanding shares on the last day of the prior fiscal year, (b) 100,000 shares, or

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

(c) such lesser number of shares as may determined by the Board in its sole discretion. The Company implemented the 2000 Plan upon the effective date of the Company’s initial public offering in November 2000. Under the 2000 Plan, generally 25% of each option grant vests on the first anniversary of the grant date. Thereafter, the balance of the grants vest monthly over a 36-month period of the grant holders continued employment or service to the Company.

In June 2003, the stockholders of the Company approved the amendment of the 2000 Plan to increase the number of shares reserved for issuance under the plan by 4,222,743 shares of the Company’s common stock.

A summary of stock option activity is as follows:

	Options Outstanding	Options Available for Grant	Weighted Average Exercise Price Per Share
Options outstanding, January 1, 2001	696,719	326,463	$79.65
New authorized options	—	100,000	—
Granted	169,500	(169,500)	$39.45
Exercised	(27,657)	—	$13.65
Cancelled	(229,439)	229,439	$75.30

Options outstanding, December 31, 2001	609,123	486,402	$73.95
New authorized options	—	100,000	—
Granted	576,942	(576,942)	$8.28
Exercised	(18,268)	—	$13.12
Cancelled	(192,314)	192,314	$54.65

Options outstanding December 31, 2002	975,483	201,774	$39.96
New authorized options	—	4,322,743	—
Granted	3,690,013	(3,690,013)	$2.39
Exercised	(37,757)	—	$5.56
Cancelled	(833,487)	833,487	$28.91

Options outstanding December 31, 2003	3,794,252	1,667,991	$6.22

Exercisable, December 31, 2001	255,402		$70.05

Exercisable, December 31, 2002	319,723		$77.05

Exercisable, December 31, 2003	1,215,985		$11.76

Additional information relating to stock options outstanding and exercisable at December 31, 2003, summarized by exercise price is as follows:

	Outstanding Weighted Average			Exercisable Weighted Average
Range of Exercise Prices	Shares	Life (Years)	Exercise Price	Shares	Exercise Price
$ 0.95 – 2.23	913,421	9.00	$1.23	359,084	$1.39
$ 2.40 – 6.39	2,599,687	9.49	2.74	652,026	2.65
$10.65 – 29.25	184,508	7.20	17.48	127,369	17.64
$40.00 – 193.13	96,636	6.73	125.49	77,506	126.76

	3,794,252			1,215,985

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

During 2003, the Company issued options to purchase an aggregate of 3,690,013 shares of the Company’s common stock to employees and the Company’s non-employee directors. The vesting schedule for 3,497,013 of these options is generally 20% at six months from the vesting commencement date and 1/30th each month thereafter. For the 3,497,013 options granted, the vesting commencement date with respect to options granted to non-employee directors was November 20, 2002 and the vesting commencement date with respect to options granted to employees was June 26, 2003, and in the case of the Company’s CEO, was January 13, 2003. The vesting schedule for the remaining option grants was generally 25% at 1 year from the vesting commencement date and monthly thereafter for a total of 4 years. The vesting commencement date with respect to other options varied based on their issue dates.

The Company amortizes stock-based employee compensation over the vesting periods of the related options using the attribute method prescribed by FASB Interpretation No. 28 and SFAS No. 123. Under this method, each vested tranche of options is accounted for as a separate option grant awarded for services. Accordingly, the compensation expense is recognized over the period during which the services are provided. This method results in higher compensation expense in the earlier vesting periods of the related options.

In connection with certain option grants, the Company recorded $30.3 million of gross deferred stock compensation in 2000. Amortization of stock-based compensation was $738,000, $3.6 million and $10.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The Company expects to amortize the remaining $142,000 in 2004, assuming no cancellations or additional stock option grants below fair value.

Employee Stock Purchase Plan

In July 2000, the Company’s Board of Directors approved the 2000 Employee Stock Purchase Plan “ESPP” and in September 2000, the Company’s stockholders approved the ESPP. The Company implemented the ESPP in 2001 following the completion of the initial public offering in November 2000. The ESPP, subject to certain limitations, permits eligible employees of the Company to purchase common stock, at a price equal to 85.0% of the lower of the fair market value on the first day of the offering period or the last day of each six-month purchase period, through payroll deductions of up to 10% of their annual compensation. The ESPP provides for the issuance of up to 100,000 shares of common stock, plus an automatic annual increase, to be added on the first day of the fiscal year beginning in 2001, equal to the lesser of (a) 0.5% of the outstanding shares on the last day of the prior fiscal year, (b) 18,000 shares, or (c) such lesser number of shares as may be determined by the Board in its sole discretion. If purchases of stock through the plan deplete this supply, the Company will limit, suspend or discontinue purchases under the plan until additional shares of stock are available. During 2003, the Company sold 16,372 shares under this plan and received $15,000 in cash. During 2002, the Company sold 23,127 shares under this plan and received $135,000 in cash.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Income Taxes

The Company’s deferred tax assets and liabilities consist of the following:

	December 31
	2003	2002
Current deferred taxes:
Accounts receivable reserve	$115,000	$123,000
Accrued expenses	913,000	2,621,000
Inventory reserve	2,774,000	4,065,000
Other	133,000	133,000

Deferred tax asset — current	3,935,000	6,942,000
Valuation allowance	(3,935,000)	(6,942,000)

Net current deferred taxes	—	—

Long-term deferred taxes:
Depreciation and amortization	6,674,000	1,598,000
Deferred revenue	2,439,000	231,000
Net operating loss and credit carryforwards	52,958,000	51,115,000

Deferred tax asset — noncurrent	62,071,000	52,944,000
Valuation allowance	(62,071,000)	(52,944,000)

Net long-term deferred taxes	—	—

Net deferred income taxes	$—	$—

Management has established a valuation allowance against its net deferred tax assets due to the uncertainty of the realization of such assets. Included in the deferred tax asset is approximately $4.2 million, which relates to the Company’s Canadian subsidiary. Also included in the deferred tax asset at December 31, 2003 is approximately $1.3 million related to the Company’s stock option plan. Realization of amounts related to this asset will be recorded in additional paid in capital.

At December 31, 2003, the Company has U.S. federal net operating loss carryforwards of approximately $143.3 million, which expire at various dates through 2023. The Company has California net operating loss carryforwards of approximately $43.8 million, which expire at various dates through 2013. The Company has Arizona net operating loss carryforwards of approximately $3.9 million, which expire at various dates through 2008. In addition, the Company has Canadian net operating loss carryforwards of approximately $5.7 million, which do not expire. As a result of ownership changes in 2003 (as defined by Section 382 of the Internal Revenue Code), the use of the Company’s net operating losses will be limited in future years, and such limitation could be material.

It is the Company’s intention to reinvest undistributed earnings of its foreign subsidiary and thereby indefinitely postpone their remittance. Accordingly, no provision has been made for foreign withholding taxes on United States income taxes which may become payable if undistributed earnings of the foreign subsidiary were paid as dividends to the Company.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

The provision for income taxes reconciles to the amount computed by applying the statutory federal income tax rate to income before provision for income taxes as follows:

	Year Ended December 31,
	2003	2002	2001
Federal tax provision, at statutory rate	$(3,957,000)	$(9,628,000)	$(30,898,000)
State tax, net of federal benefit	(349,000)	(870,000)	(2,154,000)
Change in valuation allowance	6,120,000	8,371,000	29,401,000
Deferred compensation	273,000	1,316,000	4,144,000
Non-cash beneficial conversion charges	1,404,000	—	—
Adjustment to State net operating losses and capitalized research and development	(3,386,000)	—	—
Other	(105,000)	811,000	(493,000)

	$—	$—	$—

9.    Commitments and Contingencies

Operating and Capital Leases

The Company leases its office space and certain equipment under non-cancelable operating and capital leases. Rental expense under operating leases in fiscal 2003, 2002 and 2001 was approximately $1,680,000, $1,935,000 and $1,428,000, respectively. The minimum future lease payments under non-cancelable operating leases and future minimum capital lease payments as of December 31, 2003 are:

	Operating	Capital
2004	$1,195,000	$84,000
2005	751,000	—
2006	626,000	—
2007	469,000	—

Total minimum lease payments	$3,041,000	$84,000

Less — amount representing interest (at rates ranging from 9.9% to 20.3%)		(2,000)

Present value of net minimum lease payments		82,000
Less — current portion of capital lease obligations		(82,000)

Obligations under capital leases, net of current portion		$—

Royalties

The Company is required to make royalty payments for certain of its products shipped with purchased technology. In 2003, 2002 and 2001, the Company incurred royalty expense of $1.9 million, $745,000 and $253,000, respectively.

Employment Agreements and Contract Commitments

In May 2001, the Company entered into management retention agreements with the Company’s named executive officers. The agreements entitle those employees to enumerated severance benefits if, within 24 months following a change of control (or at the direction of an acquirer in anticipation of such an event), the

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Company terminates the employee’s employment other than for cause or disability or the employee terminates his employment for good reason. These severance benefits include a payment of two times the sum of the employee’s annual base salary then in effect and the applicable targeted annual bonus, continued employee benefits, full acceleration of vesting of the employee’s stock options, a tax equalization payment to eliminate the effects of any applicable excise tax, and the issuance to the employee of an option to purchase additional shares of the Company’s common stock. As a condition of the March 12, 2003 Purchase Agreement (see Note 6), the remaining management retention agreements were terminated under mutual agreement between the named executive officers and the Company.

Effective January 13, 2003, the Company’s then Chief Executive Officer was replaced and his employment was terminated without cause. His employment agreement with the Company provided that in the event that the Company terminated him without cause, he would be entitled to receive in a lump sum payment an amount equal to his annual base salary then in effect and all unvested options would immediately vest and become exercisable. In July 2003, the Company and the former Chief Executive Officer entered into a separation agreement and mutual general release pursuant to which the Company paid him a total of $150,000 in full accord and satisfaction of the amounts payable under the employment agreement.

Effective October 31, 2002, the Company’s then President and Chief Operating Officer, resigned his employment with the Company. Pursuant to the terms of his employment agreement, he received from the Company, Canadian $250,000.

The Company also has arrangements with certain other key employees providing for four months salary payment in the event of termination without cause.

Legal Matters

The Company is from time to time party to various legal proceedings arising in the ordinary course of business. Based on evaluation of these matters and discussions with Company’s counsel, the Company believes that liabilities arising from or sums paid in settlement of these existing matters will not have a material adverse effect on the consolidated results of operations or financial position.

10.    Segment Information and Concentrations of Risk

Segment Information

The Company operates in the wireless data modem technology industry and all sales of the Company’s products and services are made in this segment. Management makes decisions about allocating resources based on this one operating segment.

The Company has operations in the United States and Canada. The distribution of the Company’s assets in the United States and Canada as of December 31, 2003 and 2002 are $22.6 million and $1.8 million, and $21.3 million and $2.7 million, respectively. For the years ended December 31, 2003 and 2002, approximately 23% and 11% of revenues were derived from international accounts, respectively.

Concentrations of Risk

Substantially all of the Company’s revenues come from wireless Internet products. Any further decline in market acceptance of the Company’s products or a further decline in the financial condition of the Company’s existing customers may impair the Company’s ability to operate effectively.

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

A significant portion of the Company’s revenue comes from a small number of customers. The Company’s top ten customers for the year ended December 31, 2003 and 2002 accounted for approximately 94.7% and 84.6%, respectively, of the Company’s revenue. Two customers accounted for 55.0% and 29.8%, respectively, of 2003 revenues. One customer accounted for 46.5% of 2002 revenues. Two customers accounted for 13% and 12%, respectively, of 2001 revenues.

The Company’s financial condition, results of operations and cash flows were adversely affected during fiscal 2002 and 2001 as a result of further slowing of demand for both wireless products and wireless access services for the transmission of data. The Company’s business was particularly impacted adversely by the bankruptcy of Metricom in July 2001. Sales to Metricom accounted for 12.4% of the Company’s revenue for the year ending December 31, 2001. In 2002, the Company received $1.4 million in connection with the settlement of claims related to the Metricom bankruptcy. Additionally, the Company’s business was impacted adversely by the bankruptcy of OmniSky, which filed for bankruptcy in December 2001. Sales to OmniSky accounted for 45.4% and 3.3% of the Company’s revenue for the years ending December 31, 2000 and 2001.

11.    Related Parties

The Company sells products to AirLink Communications, Inc. (AirLink), a wireless software infrastructure business, which integrates our modems into their products. AirLink’s Chairman and principal stockholder is also a member of our Board of Directors and a stockholder of ours. Sales to AirLink were $61,000 and $47,000 for the year ended December 31, 2003 and 2002, respectively. Receivables from AirLink amounted to $121,000 and $276,000 as of December 31, 2003 and 2002, respectively.

In May 2001, the Company sold AirLink $1.6 million of product on customary net 30 payment terms. When AirLink became delinquent, the Company accepted a secured promissory note requiring regular payments to the Company over time. AirLink’s assets secured the note and AirLink’s Chairman (Guarantor) executed and delivered to us a guarantee. AirLink made the first payment of $300,000, plus accrued interest, on September 1, 2001, but subsequently became delinquent.

In September 2001, the Company sold AirLink $1.1 million of additional product (of which Airlink returned approximately $750,000) and entered into a second secured promissory note for payment. At December 31, 2002 and 2001, the aggregate receivable from AirLink under these notes was $375,000 and $393,000, respectively. During the first quarter of 2002, AirLink became delinquent in its repayments under the second note. In accordance with SAB No. 101, “Revenue Recognition in Financial Statements,” we record revenue when the collection of a receivable becomes reasonably assured.

In May 2002, the parties combined both notes into a single secured $950,000 promissory note under a debt restructuring. After initially performing, AirLink became delinquent. In January 2003, after evaluating the Company’s legal alternatives, the Company made a written demand on the Guarantor for all past due amounts, which was unsuccessful. In October 2003, the Company obtained confessions of judgment from both AirLink and the Guarantor each in the amount of $612,000, which was the outstanding indebtedness at the time. Airlink also agreed to pay the Company each month the greater of $20,000 or 10% of its gross cash receipts from the previous month, and it put up a $60,000 cash-backed standby letter of credit for us to draw upon if any delinquency recurred. No such further delinquency has occurred and AirLink’s indebtedness to the Company at December 31, 2003 was $496,000.

During 2002, the individual who serves as AirLink’s Chairman of the Board performed certain consulting services for the Company in his individual capacity and was paid $55,000. No consulting services were rendered

NOVATEL WIRELESS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

by and no consulting payments were made to this individual in 2003. The Company sold products to Airlink on a prepayment basis in the amount of $61,000 during 2003.

As of March 11, 2004, the remaining $496,000 of the AirLink indebtedness was settled in full by AirLink through cash payments to the Company from AirLink of $213,000, with the remaining balance settled primarily by an offset of trade payables owed by the Company to AirLink as a result of product purchases from AirLink during 2003 and 2004. Also, effective March 11, 2004, AirLink’s chairman of the board, Mr. Steven Sherman, resigned as a member of the Company’s Board of Directors.

The Company sells products to a subsidiary of Chinatron Group Holdings Limited. Mr. Horst J. Pudwill, one of the Company’s directors and principal stockholders as a result of the Private Placement Transactions earlier this year (see Note 6 to the Consolidated Financial Statements), is also a director and stockholder of Chinatron. In addition, the chairman and chief executive officer of Chinatron participated in the Private Placement Transactions. Sales to Chinatron for the year ended December 31, 2003 and 2002 were $702,000 and $1,341,000 respectively.

On March 12, 2003 and on May 14, 2003, following the unanimous approval of our disinterested directors, the Company issued convertible debt and convertible equity securities to a group of investors in a private placement transaction. (See Note 6 for a description of this transaction.) Cornerstone Equity Investors, LLC (Cornerstone), a private equity investment firm that is one of the Company’s principal stockholders, participated as an investor in these transactions. Messrs. Mark Rossi and Robert Getz, two of the Company’s directors since December 1999, are managing directors of Cornerstone. Mr. Peter V. Leparulo, the Company’s chief executive officer since January 13, 2003 and member of the Company’s board since May 7, 2003, also participated as an investor in these transactions.

12.    Retirement Savings Plan

The Company has a defined contribution 401(k) retirement savings plan (the “Plan”). Substantially all of the Company’s U.S. employees are eligible to participate in the Plan after meeting certain minimum age and service requirements. Employees may make discretionary contributions to the Plan subject to Internal Revenue Service limitations. As of December 31, 2003, there are no provisions for employer contributions to the Plan. Participants are fully vested in all contributions to the Plan.

The Company has a Registered Retirement Savings Plan for its Canadian employees. Substantially all of the Company’s Canadian employees are eligible to participate in the Plan. Employees make discretionary contributions to the plan subject to local limitations. Employer contributions amounted to $69,000, $116,000 and $101,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

13.    Quarterly Financial Information (Unaudited)

The following is a summary of unaudited quarterly results of operations for the years ended December 31, 2003 and 2002.

	Quarter
	First	Second	Third	Fourth
	(in thousands, except per share amounts)
		As restated	As restated	As restated
		(see Note 6)	(see Note 6)	(see Note 6)
2003:
Total revenues	$7,489	$7,659	$8,063	$10,604
Gross margin	1,223	(313)	2,190	2,824
Net loss applicable to common stockholders as previously reported	(3,209)	(7,966)	(2,750)	(2,105)
Net loss applicable to common stockholders (As restated, see Note 6)	(3,209)	(9,668)	(1,772)	(2,068)
Net loss per share as previously reported	(0.46)	(1.12)	(0.34)	(0.23)
Net loss per share (As restated, see Note 6)	(0.46)	(1.35)	(0.22)	(0.23)
2002:
Total revenues	$7,272	$7,731	$5,905	$7,964
Gross margin	553	420	1,401	(396)
Net loss applicable to common stockholders	(16,109)	(15,633)	(5,833)	(15,909)
Net loss per share	(4.07)	(3.16)	(1.11)	(2.54)

Independent Auditors’ Report

The Board of Directors

Novatel Wireless, Inc.:

We have audited the accompanying consolidated balance sheets of Novatel Wireless, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years then ended. In connection with our audits of the consolidated financial statements, we also have audited the financial statement Schedule II for the years ended December 31, 2003 and 2002. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits. The consolidated financial statements and financial statements schedule of Novatel Wireless, Inc. as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion on those consolidated financial statements and financial statement schedule, before the revision described in Note 1 to the consolidated financial statements, in their report dated February 1, 2002.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novatel Wireless, Inc. and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement Schedule II for the years ended December 31, 2003 and 2002, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 6 to the consolidated financial statements, the Company has restated its consolidated financial statements as of December 31, 2003 and for the year then ended.

As discussed above, the consolidated financial statements of Novatel Wireless, Inc. and subsidiaries as of December 31, 2001, and for the year then ended were audited by other auditors who have ceased operations. As described in Note 1, these consolidated financial statements have been revised to retroactively reflect a 1-for-15 reverse stock split of the Company’s common stock approved on October 29, 2002. In our opinion, the adjustments applied to retroactively reflect the 1-for-15 reverse stock split to these consolidated financial statements are appropriate. However, we were not engaged to audit, review, or apply any procedures to the consolidated financial statements of Novatel Wireless, Inc. as of December 31, 2001 and for the year then ended, other than with respect to such 1-for-15 reverse stock split and, accordingly, we do not express an opinion or any other form of assurance on those consolidated financial statements taken as a whole.

/s/    KPMG LLP

San Diego, California

February 9, 2004, except

  for paragraph 6 of Note 11

  as to which the date is

  March 11, 2004, and

  Note 6, Series A Preferred Stock,

  as to which the date

  is March 25, 2004

This is a copy of the audit report previously issued by Arthur Andersen LLP in connection with Novatel Wireless, Inc.’s filing on Form 10-K for the year ended December 31, 2001. This audit report has not been reissued by Arthur Andersen LLP in connection with this filing on Form S-3. The Consolidated Financial Statements included herein have been revised to retroactively reflect a 1-for-15 reverse stock split on the Company’s common stock approved on October 29, 2002. See Exhibit 23.2 for further discussion. The consolidated balance sheets as of December 31, 2001 and 2000 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2000 and 1999, referred to in this report has not been included in the accompanying financial statements.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Novatel Wireless, Inc.:

We have audited the accompanying consolidated balance sheets of Novatel Wireless, Inc. (a Delaware corporation) and Subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders’ equity (deficit) and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Novatel Wireless, Inc. and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II — Valuation and Qualifying Accounts is presented for purposes of complying with the Securities and Exchange Commission’s rules and is not part of the basic financial statements. The schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, fairly states in all material respects the financial data required to be set forth therein in relation to the basic financial statements taken as a whole.

/s/    ARTHUR ANDERSEN LLP

San Diego, California

February 1, 2002 (Except with respect to the matters discussed in Note 15 as to which the date is February 22, 2002)

SCHEDULE II

NOVATEL WIRELESS INC.

Valuation and Qualifying Accounts

For the Years Ended December 31, 2003, 2002 and 2001

	Balance At Beginning of Year	Additions Charged to Operations	Deductions From Reserves	Balance At End of Year
Allowance for Doubtful Accounts:
December 31, 2003	$333,000	$148,000	$170,000	$311,000
December 31, 2002	294,000	39,000	—	333,000
December 31, 2001	253,000	114,000	$73,000	294,000
Warranty and Sales Returns Reserve:
December 31, 2003	206,000	—	181,000	25,000
December 31, 2002	466,000	—	260,000	206,000
December 31, 2001	675,000	—	209,000	466,000
Deferred Tax Asset Valuation Allowance:
December 31, 2003	59,886,000	6,120,000	—	66,006,000
December 31, 2002	51,515,000	8,371,000	—	59,886,000
December 31, 2001	22,114,000	29,401,000	—	51,515,000

6,000,000 Shares

Novatel Wireless, Inc.

Common Stock

Prospectus

April 28, 2004

Joint Book-Running Managers

Banc of America Securities LLC

JPMorgan

Co-Managers

SG Cowen & Co.

Thomas Weisel Partners LLC

ThinkEquity Partners LLC